UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

Keypath Education International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	86-2590572
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1933 N. Meacham Rd., Suite 310
Schaumburg, IL	60173
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:
Tel: (224) 419-7988

With copies to:

Mark D. Wood, Esq. Alyse Sagalchik, Esq. Katten Muchin Rosenman LLP 525 W Monroe Street Chicago, IL 60661 Telephone: (312) 902-5200	Steve Fireng Executive Director and Global Chief Executive Officer Keypath Education International, Inc. 1933 N. Meacham Rd., Suite 310 Schaumburg, IL 60173 Telephone: (224) 419-7988

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.01 per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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EXPLANATORY NOTE

Keypath Education International, Inc. is filing this General Form for Registration of Securities on Form 10 (this “Registration Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to register our common stock, par value $0.01 per share (the “Common Stock”), pursuant to Section 12(g) of the Exchange Act. Shares of our Common Stock are publicly traded on the Australian Securities Exchange (the “ASX”), under the ticker “KED,” in the form of CHESS Depositary Interests (“CDIs”). CDIs are units of beneficial ownership in shares of our Common Stock that are held in trust for CDI holders by CHESS Depository Nominees Pty Ltd., a subsidiary of ASX Limited, the company that operates the ASX. The CDIs entitle holders to dividends, if any, and other rights economically equivalent to shares of our Common Stock on a 1-for-1 basis, including the right to attend stockholders’ meetings. The CDIs are also convertible at the option of the holders into shares of our Common Stock on a 1-for-1 basis, such that for every CDI converted, a holder will receive one share of Common Stock. CHESS Depository Nominees Pty Ltd., as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders from time to time.

This Registration Statement will become automatically effective 60 days from the date of the original filing pursuant to Section 12(g)(1) of the Exchange Act or within such shorter period as the Securities and Exchange Commission (the “SEC”) may direct. As of the effective date of this Registration Statement, the Company will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require the Company, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and the Company will be required to comply with all other obligations of the Exchange Act applicable to issuers with securities registered pursuant to Section 12(g) of the Exchange Act.

The Company revised its previously reported consolidated financial statements as of June 30, 2023, 2022 and 2021, and for each of the three years in the periods ended June 30, 2023, 2022 and 2021. For additional information and a detailed discussion of the revisions, see Item 13. Financial Statements and Supplementary Data; Note 1, “Principal business activity and significant accounting policies” to our consolidated financial statements included elsewhere in this Registration Statement.

In this Registration Statement, unless the context suggests otherwise, the terms:

●	“we,” “us,” “our,” “Keypath” and “Company” refer to Keypath Education International, Inc., a Delaware corporation, and its subsidiaries;

●	“$” or “USD” refers to U.S. Dollar;

●	“A$” or “AUD” refers to Australian Dollar;

●	“ASX” refers to the Australian Securities Exchange;

●	“ASX Listing Rules” as amended, modified or waived from time to time, refers to the rules governing participation as a listed company on the ASX;

●	“Board” or “Board of Directors” refers to the board of directors of Keypath Education International, Inc.;

●	“Bylaws” refers to the bylaws of Keypath Education International, Inc.;

●	“CDI Rights” refers to the rights to receive CDIs following the completion of the IPO;

●	“CDI Rights Plan” refers to the issuance of CDI Rights in Keypath Education International, Inc. upon IPO to employees previously granted equity entitlements under the 2017 Equity Incentive Plan;

●	“CDIs” refers to CHESS Depositary Interests;

●	“CHESS” refers to the Clearing House Electronic Subregister System;

●	“Delaware General Corporation Law” or “DGCL” means the corporate law of the state of Delaware, the jurisdiction in which the Company is incorporated;

●

“Executive Leadership Team” refers to the direct reports to the Global Chief Executive Officer and, as of February 1, 2024, was comprised of Peter Vlerick (Chief Financial Officer), Eric Israel (General Counsel and Company Secretary), Ryan O’Hare (Chief Executive Officer, Australia Asia-Pacific), Edward Baughman (Chief Technology Officer), Jillian Hiller (Chief Operating Officer – North America), James Tribue (Chief Development Officer – North America) and Howell Williams (Chief Development Officer – Australia and Asia-Pacific);

●	“Healthcare” includes the Nursing and the Health & Social Services verticals;

●	“IPO” refers to the Company’s initial public offering of its CDIs on the ASX, completed on June 1, 2021;

●	“OPM” refers to Online Program Management providers, who partner with universities to recruit, mentor and retain students through their online programs;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“Sterling Fund Management” refers to Sterling Fund Management, LLC, the entity that manages certain of Sterling Partners’ investment funds;

●	“Sterling Partners” refers to a Chicago-based private equity firm; and

●	“Stockholders” or “stockholders” refers to the holders of beneficial interest of the Company’s shares of Common Stock, including all shares of Common Stock underlying our CDIs;

●	“U.S. GAAP” refers to generally accepted accounting principles in the U.S.

●	“2017 Equity Incentive Plan” refers to the plan under which equity entitlements in Keypath Education Holdings. LLC were granted to certain employees and directors prior to IPO;

●	“2021 Equity Incentive Plan” refers to the plan adopted by the Company under which various equity rights over CDIs may be granted to employees, directors and other eligible participants;

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this Registration Statement contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Registration Statement, we caution you that these statements are based on a combination of facts and factors currently known by us as of the date of this Registration Statement and our projections of the future, about which we cannot be certain. Forward-looking statements in this Registration Statement include, but are not limited to, statements about:

●	trends in the higher education market and the market for online education, and expectations for growth in those markets;

●	the acceptance, adoption and growth of online learning by colleges and universities, faculty, students, employers, accreditors and state and federal licensing bodies;

●	the impact of competition on our industry and innovations by competitors;

●	our ability to comply with evolving regulations and legal obligations related to third-party servicers, revenue models, data privacy, data protection and information security;

●	our expectations about the potential benefits of KeypathEDGE data insights;

●	our dependence on third parties to provide certain technological services or components used in our platform;

●	our expectations about the predictability, visibility and recurring nature of our business model;

●	our ability to meet the anticipated launch dates of our degree programs;

●	our ability to acquire new university clients and expand our degree programs with existing university clients;

●	our ability to successfully integrate the operations of any acquisitions to achieve the expected benefits of any acquisitions and manage, expand and grow the combined company;

●	our ability to execute our growth strategy;

●	our ability to attract, hire and retain qualified employees;

●	our expectations about the scalability of our platform;

●	potential changes in regulations applicable to us or our university clients;

●	our expectations regarding the amount of time our cash balances and other available financial resources will be sufficient to fund our operations;

●	the potential negative impact of the significant decline in the market price of our Common Stock;

●	the impact of any natural disasters or public health emergencies; and

●	other factors beyond our control.

You should refer to the “Risk Factors” section of this Registration Statement for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Registration Statement will prove to be accurate. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and existing risks and uncertainties may become more material, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Registration Statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Registration Statement, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws, rules or regulations.

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MARKET AND INDUSTRY DATA

Within this Registration Statement, we reference information and statistics regarding the industry and market within which we compete and our competitive position. We have obtained this information and statistics from various independent third-party sources, including independent industry publications and reports by market research firms. Some data and other information contained in this Registration Statement are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal company research, surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, surveys and estimates are reliable, such research, surveys and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this Registration Statement, and estimates and beliefs based on that data may not be reliable. We cannot guarantee the accuracy or completeness of any such information contained in this Registration Statement.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this Registration Statement that are important to our business, many of which are registered under applicable intellectual property laws. This Registration Statement also contains trademarks, tradenames, service marks and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks, tradenames, service marks and copyrights referred to in this Registration Statement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we or their owners will not assert, to the fullest extent possible under applicable law, our or their rights, as applicable, to these trademarks, trade names, service marks and copyrights. We do not intend our use or display of other companies’ trademarks, trade names, service marks or copyrights to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ITEM 1. BUSINESS.

Overview

Keypath is a leading global Education Technology (“EdTech”) company based in the United States (“U.S.”) with current operations in the U.S., Australia, Singapore and Malaysia and limited operations1 in the United Kingdom (“U.K.”) and Canada. Keypath is incorporated in the state of Delaware. We partner with leading universities to offer high quality online programs and other services across the most in-demand disciplines globally.

Keypath’s vision is to be a leader in education transformation – the key that unlocks greatness in educators and individuals. By collaborating with our university partners, together we can transform education and thus, the world. Keypath university partner programs attract students looking to upskill or reskill and prepare for the future of work in an increasingly knowledge-based economy facing significant skills shortages. Keypath works with university faculty to reimagine in-person degrees into online courses with rural areas, underserved communities, and a global reach in mind. University faculty design and teach the program curriculum and Keypath provides the program management to support an enhanced online student learning experience including program marketing, recruitment, student support, instructional and course design, clinical placement, and faculty recruitment services.

History

Keypath was founded in Chicago in 2014 as a full-service OPM company and has grown to provide: market research, program design and development, faculty recruitment and training, marketing and student recruitment, student support services, and field and clinical placements. In 2015, we launched our first partnerships in the U.S. and Australia before expanding into Canada in 2017, the U.K. in 2018, Malaysia in 2020, and Singapore in 2022. In 2023, we announced a realignment of our strategic focus, commencing the transition out of the Canadian and U.K. markets, to enable the Company to focus on priorities in our key foundational and emerging markets.

In the U.S., we have built a market-leading Healthcare OPM offering, including a clinical placements platform with over 24,000 clinical and field placement relationships in over 600 Healthcare systems. Driven by global demand, we expect to see continued strong growth in our Healthcare offerings across all our operating regions. Our recent entrance into the large Southeast Asian market further extends our footprint and demonstrates our ability to deliver successful OPM solutions across diverse markets.

Business Model

We earn revenue from a share of tuition fees, typically ranging from 40% to 60%, paid to our university partners by students enrolled in the online programs designed by Keypath and taught by our university partners. Tuition shares are agreed between us and our university partners for each program prior to launch. Our business model is designed to align with the long-term success of our university partners. The successful launch and growth of these online programs allows universities to prudently increase enrollments in high-demand, industry-aligned disciplines. By offering flexible study options and access to a student advisor and support services, including placement services where required, we promote student outcomes and retention, further supporting revenue generation.

Our Competitive Strengths

In the U.S., Keypath is one of the largest services providers for clinical and field placements having delivered over 24,000 clinical placements. Keypath works with over 600 U.S. Healthcare systems to place students for their required practicums. With this large and productive network, Keypath is able to continually add new and complex healthcare products to our portfolio which now includes over 100 U.S. Healthcare programs. In support of these programs, Keypath offers a unique Healthcare platform that allows universities to quickly scale their Healthcare programs using our student insights, marketing marketplace, clinical network, faculty recruitment consortium, regulatory knowledge and experience and learning design expertise.

[1]	See p. 2, “Reallocation of Investment to U.S. Healthcare and APAC in FY23” for more information.

In the Asia Pacific region (“APAC”), Keypath is a leader in supporting university partners with student acquisition. Since 2014, Keypath has captured significant data and insights as to which courses will appeal to students across our range of verticals and across the regions in which we operate. We know which students will suit which programs and can therefore market to these students in the most effective way possible. Combining this targeted program marketing with our proven unit economic model, our partners realize increased impact and revenue with minimal financial outlay. In these relationships, Keypath benefits from the seven to ten years’ contract terms and 40% to 60% contribution margin throughout the life of the contracts creating long-term returns on the investment we make in the early years of the programs.

Throughout our operating history in APAC, Keypath has partnered with leading education institutions in Australia and Southeast Asia. These partnerships have given Keypath the opportunity to innovate across highly regarded institutions and provide access to an increasing number of students in APAC.

Our competitive strengths in the U.S. and APAC will enable us to continue to add new partners as well as expand program offerings with our existing partners. Such expansion brings opportunities for new geographies with innovative offerings, such as student pathway models (for example, our UniFastTrack initiative, supporting the UNSW College Transition Program Online, equipping international students with academic skills and preparation via a purpose-built online university preparation program).

A.	Reallocation of Investment to U.S. Healthcare and APAC in FY23

These strategic priorities and our focus led us to reallocate capital and resources in FY23 from the U.K. and Canadian operations into the U.S. and APAC operations, where we see the greatest opportunity to achieve our purpose.

As a result, we reduced our workforce by approximately 50 people. The restructure impacted our Canadian and U.K. operations and a portion of our U.S. operations to best support our strategic focus priorities on Healthcare in the U.S. and growing throughout the APAC region.

The restructuring and increased focus on U.S. Healthcare and APAC expansion is intended to result in margin accretion over the medium term.

Our strategic priorities help to drive our growth strategies.

B.	Our Opportunity

The global online higher education market is expected to grow to approximately $97 billion by 2025, representing a CAGR of 18% from 2019.2 Concurrently, the penetration of the online sector in the global higher education market is expected to increase from 2% to 5%. These figures represent a significant market opportunity for the Company, given our global operations, and our passion for innovation and for the development of high-quality online higher education programs.

We operate in the OPM segment of the global online higher education market. OPM providers offer a set of services and a commercial model to assist universities to build and launch high quality online programs in a fast and effective manner.

In particular, online program partnerships have been the fastest growing type of university academic partnerships with growth predominantly coming from outside the U.S., benefiting OPM providers with international presence, such as us.

[2]	“Online Degree and Micro-Credential Market to reach $117B by 2025”, HolonIQ, March 2021.

Post-secondary education is seeing enormous global growth with an additional one billion post-secondary graduates expected over the next 30 years. 75% of these students are expected to come from Asia and Africa, with many seeking an English-based degree or credential.3 With our global presence and track record and experience entering new markets, including Southeast Asia, we are ideally positioned to participate in this long-term growth.

Intellectual Property

Intellectual property is integral to our business. Keypath protects its intellectual property and innovations under applicable laws as appropriate, including U.S. federal, state and common laws protecting trade secrets, trademarks, copyrights and domain names. Similarly, Keypath protects its intellectual property in other operating geographies through local country laws and international protocols.

KeypathEDGE

KeypathEDGE is our data and insights platform that underpins our ability to acquire and retain university partners and students. Drawing from the data we have accumulated from launching numerous online programs, the business has developed a data-driven, end-to-end, scalable insights platform.

Our data insights support all our services, including market research, program design, marketing, student recruitment, retention and support, and clinical and field placement.

Healthcare platform

The Keypath Healthcare platform is a solution that enables universities to quickly scale online Healthcare education by combining select services offered through a partnership with Keypath. The compilation of services delivered by Keypath Healthcare platform can cover student program insights, marketing, clinical networks, faculty recruitment consortium, regulatory oversight, and learning design elements.

Customers

We partner with over 40 universities and higher education institutions to provide OPM services in the U.S., Australia, Malaysia, Singapore and, as described above, in a limited manner in Canada and the U.K.4

Industry and Competitors

We compete in a global OPM market. Some OPM providers offer selected program capabilities, while a few, including Keypath, provide a broad spectrum of program capabilities. Programs may include undergraduate and postgraduate courses, along with non-degree (graduate certificate) or degree programs in a wide array of disciplines.

Additionally, OPM providers can be grouped according to:

●	providers with larger customer bases, such as us, that typically have 30+ partners operating across multiple jurisdictions, with programs in a broad range of disciplines;

●	providers with smaller customer bases, sometimes more targeted at specific disciplines or degree levels; and

●	massive online open course providers that offer single courses and specializations with open access.

Universities around the world are facing rapidly increasing market demand, coupled with an acceptance of online course delivery. To meet this demand, universities are increasingly turning to long-term, strategic partnerships with OPM providers. An OPM partnership allows a university to leverage the OPM provider’s capacity for up-front capital investment, as well as their expertise in navigating the complexity involved in optimizing the online student experience.

[3]	“The Future of OPMs and the Changing Partnership Market”, HolonIQ, March 2022.
[4]	See p. 2, “Reallocation of Investment to U.S. Healthcare and APAC in FY23” for more information.

Keypath, with our leadership team of OPM pioneers, track record of operating globally and across key disciplines, and data and technology insights, is ideally positioned to partner with universities to create successful and in-demand online programs.

OPM providers compete on a range of factors, including:

●	experience and track record in a geographic region and/or discipline;

●	breadth of solution offered (for example the extent of their marketing, recruitment, student support or faculty solutions);

●	knowledge and expertise, which is developed through experience and driven by data;

●	technical capability, which is enabled by the provider’s technology platform and can be an important factor affecting the provider’s ability to scale programs in a cost-effective manner; and

●	business model and cost (i.e., tuition share, fee-for-service or hybrid).

Certain market dynamics, which play a role in universities’ process of selecting an OPM provider, may benefit existing market participants and pose challenges to providers seeking to enter and operate in the market, including:

●	Data-driven technology platform: capital, intellectual property and a significant amount of time need to be invested to design and maintain a scalable and efficient OPM technology platform, which can afford competitive strengths to more established participants when competing for partnerships. In addition, the OPM’s technology platform becomes more powerful and effective as it is informed by the data collected from the programs delivered over time;

●	Market knowledge and experience: knowledge and experience in identifying appropriate programs and the development, design and delivery of those programs may provide established OPM providers with a competitive advantage, where data collected from previous programs can be analyzed and evaluated for future program design and development. This information will also be useful to inform the marketing strategy for each program;

●	Long-term contracts: OPM contracts are typically awarded on seven-to-ten year terms, resulting in relatively few contracts coming up for renewal over any given time period, which can benefit incumbent providers; and

●	Reputation and track record: given the potential impact that an OPM provider can have on a university’s brand when providing OPM services, an established reputation and proven capability can be important factors in the selection of OPM providers and may assist more established market participants in a particular region and/or discipline in being awarded new contracts.

We also face competition from various companies in the broader online education sector, including colleges, universities and companies that provide direct-to-consumer online education offerings and technology solutions and services. Some colleges and universities may elect to continue using or to develop their own online learning solutions in-house.

Human Capital

As of February 5, 2024, Keypath had 735 employees spanning five countries (U.S., Canada, U.K., Australia and Malaysia). We are proud of our culture, and we know it is one of our greatest strengths at Keypath. When asked in our 2023 Employee Engagement Pulse Survey, the top three reasons our employees chose to stay with the organization was overwhelmingly global collaboration with great people, followed by flexibility and our culture of building and maintaining a diverse and inclusive working environment.

Government Regulation

The higher education market, including OPM providers to higher education institutions, is a highly regulated industry subject to various laws, regulations and guidance in applicable jurisdictions. In addition to laws generally impacting businesses operating in a particular jurisdiction (for example, employment, consumer protection, privacy, data security, health and safety laws and laws relating to the proper conduct of business), higher education institutions, and often indirectly their service providers such as OPMs, are subject to various laws, regulations, standards and agency guidance relating to the provision of postsecondary education and related services (“Education Laws”). Examples of these laws are referred to below. Even if an OPM is not directly subject to an Education Law, it may be contractually required to act in a manner which complies with such Education Laws.

In the U.S., universities that are eligible to receive federal financial aid on behalf of students are subject to regulation from the federal Department of Education (“DOE”), accrediting agencies, state licensing authorities and occasionally various programmatic licensing boards. All of our university clients in the U.S. participate in Title IV federal student financial assistance programs (“Title IV Programs”) administered by the DOE under the Higher Education Act of 1965 (as amended) and are therefore subject to extensive regulation by the DOE, including accountability for the activities of supporting organizations. To participate in the Title IV Programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting commission recognized by the DOE and be certified by the DOE as an eligible institution. While OPMs such as us do not directly participate in the Title IV Programs and therefore generally are not subject to these rules, there are certain DOE regulations that these service providers, such as OPMs, must comply with as a result of their contractual obligations to avoid causing the university partner to be out of compliance with applicable Education Law. These regulations include, for example, regulations around student recruitment, marketing and privacy. Currently, the primary DOE regulation that is material to OPMs such as us is the incentive compensation rule. The incentive compensation rule provides, in relevant part to us, that institutions participating in the Title IV Programs must “not provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments, to any person or entity who is engaged in student recruitment or admissions activity.” The DOE provided guidance in a March 17, 2011 “Dear Colleague Letter” (“DCL”) setting out an exception to the general rule prohibiting such payments. The DCL, in Example 2-B, sets out a scenario permitting certain tuition revenue sharing arrangements known as the “bundled services exception” between an institution of higher education and an “unaffiliated third party” that provides a set of “bundled services” that includes recruitment services, such as those provided by us, along with other non-recruiting services. Our current tuition revenue-share business model in the U.S. relies primarily on this bundled services exception. This tuition revenue-sharing arrangement is commonly used by universities and OPMs like us.

Higher education regulation in Australia is regulated at the federal level through the Higher Education Standards (“HES”) framework which specifies standards for higher education and criteria for higher education providers to obtain and retain registration and course accreditation. The quality assurance and regulatory agency for higher education in Australia that upholds these standards is the Tertiary Education Quality and Standards Agency (“TEQSA”). All universities that provide higher education qualifications in Australia must be registered with TEQSA and comply with the HES framework.

We also have a presence in a number of other jurisdictions and may be subject to other Education Laws, for example including Private Higher Educational Institutions Act 1996 and Malaysian Qualifications Agency Act 2007 in Malaysia, and the Higher Education and Research Act 2017 in the U.K.

U.S. Education Regulatory Updates

Third-party Servicer Designation

The U.S. DOE recently issued guidance outlining – and then subsequently delaying – significant changes to longstanding agency interpretations of entities that qualify as “third-party servicers” (“TPS”).

An organization designated as a TPS by DOE is required to, among other terms, agree to be jointly and severally liable to the DOE with any institution it supports for any noncompliance related to services provided, undergo annual compliance audits to assess compliance with federal requirements, and must be reported to the DOE by each institution it supports. If the DOE determines that a TPS has not met DOE regulations or has violated its fiduciary duty, the DOE may fine the TPS or limit, suspend or terminate the ability of a TPS to support institutions that participate in federal student financial assistance programs authorized by Title IV of the Higher Education Act of 1965, as amended, Title IV Programs. Currently, Keypath believes the services it provides, including those related to student recruiting and retention, do not meet the definition of a TPS.

On February 15, 2023, the DOE announced revisions to TPS guidance through a DCL to expand the definition of covered activities and exclude certain foreign companies from providing such services. The DCL is a form of policy guidance issued by the DOE generally to interpret a statute or regulation and can be issued at any time by the agency. Based on the originally proposed TPS guidance, Keypath likely would have met the definition of a TPS for its U.S. university partners. Following significant concerns expressed by service providers and universities alike, the DOE quickly updated the guidance on February 28, 2023, to delay implementation and reporting requirements originally scheduled for May 1, 2023, until September 1, 2023, while encouraging comments from the public.

On May 16, 2023, the DOE published another DCL (the “Revised TPS DCL”) rescinding the prohibition on contracting with foreign or foreign-owned servicers (noting the issue may be addressed in future rulemaking), emphasizing the considerable feedback it received, and further delayed implementing the prior guidance and reporting obligations indefinitely. The Revised TPS DCL also noted the deadlines for audit and contractual requirements for entities deemed to be TPS will follow in a future DCL with an effective date no earlier than six months after issuance and the DOE clarified that the audit and contractual obligations will apply to the institution’s first fiscal year that begins after the effective date of such guidance.

On November 28, 2023, the DOE announced the establishment of the foreshadowed negotiated rulemaking committee, to consider changes to regulations in relation to the “nuts and bolts” of Title IV program integrity and institutional quality under the Higher Education Act.5

On November 29, 2023, the DOE published an accompanying schedule of topics to be addressed at negotiated rulemaking sessions commencing in 2024. TPS was not included in the schedule. The DOE did, however, comment that matters relating to TPS could be addressed in future negotiated rulemaking sessions, and that the DOE intended to issue further guidance in early 2024 regarding TPS.

For now, there is no change to the longstanding DOE guidance regarding the definition of a TPS and no new obligations for universities or organizations that support their missions.

Incentive Compensation Rule

As previously disclosed, all of Keypath’s university partners in the U.S. participate in Title IV Programs and are subject to extensive regulation by the DOE, as well as various state agencies, licensing boards and accrediting commissions.

Pursuant to DOE requirements, each U.S. higher education institution that participates in Title IV Programs agrees that it will not “provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid, to any person or entity who is engaged in any student recruitment or admission activity, or in making decisions regarding the award of Title IV, HEA program funds” (commonly referred to as the “incentive compensation rule”).

Although the incentive compensation rule generally prohibits entities or individuals from receiving direct or indirect compensation payments for the successful recruitment, admission or enrollment of students, the DOE provided guidance in a March 17, 2011 DCL (the “IC DCL”) permitting certain tuition sharing arrangements between higher education institutions and unaffiliated organizations providing a “bundle” of services that include recruitment and non-recruitment services. This is known as the “bundled services exception.” Keypath’s current tuition share business model (in the U.S.) relies primarily on the bundled services exception to permit tuition sharing agreements with its U.S. university partners.

5	U.S. Department of Education, Biden-Harris Administration Seeks Nominations for New Higher Education Program Integrity and
Institutional Quality Rulemaking Panel, November 28, 2023, https://www.ed.gov/news/press-releases/biden-harris-administration-seeks-nominations-new-higher-education-program-integrity-and-institutional-quality-rulemaking-panel.

As evidenced by the recent announcements related to the TPS designation discussed above, there is risk that the rule could be reinterpreted, altered or removed without prior notice, public comment period or other administrative procedural requirements that accompany formal agency rulemaking. Although the IC DCL represents the current policy of the DOE, the bundled services exception could be altered or vacated in the future. In addition, the legal weight the IC DCL would carry in litigation over the propriety of any specific compensation arrangements, or the incentive compensation rule is uncertain. Keypath can offer no assurances as to how the IC DCL would be interpreted by a court. The revision, removal or invalidation of the bundled services exception by U.S. Congress, the DOE or a court could require Keypath to change its business model in the U.S. and renegotiate certain terms of its U.S. university partner contracts.

Although the IC DCL remains the longstanding policy, the DOE solicited feedback from the public and conducted “listening sessions” in March 2023, confirming the intent to reconsider prior guidance related to the incentive compensation rule, including with respect to the bundled services exception. Any change to the long-standing guidance is unlikely to prevent partnerships between institutions and third parties but may change how institutions compensate supportive organizations that are involved in student recruiting, admissions, or financial aid.

In addition to monitoring relevant regulatory updates that may impact our business, Keypath continually monitors its operating environment for any change to the Company’s risk profile. Keypath’s current risk assessment remains consistent with the disclosures set out at Section 5 of the Keypath Prospectus lodged with the ASX on May 11, 2021, subject to any subsequent updates to the market.

For additional information, see the section entitled “Risk Factors—Risks Related to Regulatory Matters.”

Corporate Information

Our website address is www.keypathedu.com. When this Registration Statement becomes effective, the Company will file reports, proxy statements and other information with the SEC, which will be available on the Company’s website. The information on, or that can be accessed through, our website is not and should not be considered part of this Registration Statement.

ITEM 1A. RISK FACTORS.

Risk Factors Summary

Our business faces significant risks. In addition to the summary below, you should carefully review the “Risk Factors” section of this Registration Statement. We may be subject to additional risks and uncertainties not presently known to us or that we currently deem immaterial. Our business, financial condition and results of operations could be materially adversely affected by any of these risks, and the trading prices of our Common Stock could decline by virtue of these risks. These risks should be read in conjunction with the other information in this Registration Statement. Some of the more significant risks relating to our business include:

●	We may be unable to retain existing university partners or attract new university partners, which would have an adverse impact on our growth strategy and prospects.

●	We may be unable to execute on our growth strategy, which could cause us to fail to achieve our financial forecasts.

●	We may fail to manage our growth effectively, which could negatively impact our business.

●	We have in the past incurred losses, and we may continue to incur losses.

●	Our future success depends on the efforts of our key personnel and our ability to retain and attract key personnel.

●	The success of our programs depends on our ability to recruit qualified potential students.

●	We may be unable to retain students, which could significantly reduce our revenue.

●	We incur significant upfront expense in connection with technology, course development, and marketing, which could result in our inability to recover our full investment in a new program.

●	We may be unable to secure clinical and field placements, which could adversely impact our business.

●	We face increasing competition in the online education industry, which could adversely affect our business, results of operations and financial condition.

●	Our revenue is concentrated with a relatively small number of partners, and any underperformance of programs with those partners could adversely affect our overall financial performance.

●	We could expand by acquiring or investing in other companies or technologies, which may divert management attention, result in dilution to our stockholders and consume resources that are necessary to sustain our business.

●	We may be unable to launch and market new programs.

●	If new offerings do not scale efficiently and in the time frames we expect, our reputation, revenue and profitability could suffer.

●	We may be subject to litigation, claims, disputes and regulatory investigations, which could impact our financial performance and industry standing.

●	We are subject to reputational risk.

●	The loss, or material underperformance, of any Keypath supported programs could harm our reputation, which could in turn affect our future revenue growth.

●	Our insurance coverage may be inadequate to cover future claims or losses.

●	We are subject to foreign exchange and currency risks.

●	We may not have sufficient access to capital, which could impact our ability to remain solvent.

●	We rely on the success of the insights produced by the KeypathEDGE platform, and the failure to successfully develop new programs may adversely impact our growth prospects.

●	Our management has identified a material weakness in the Company’s internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to remediate the material weakness or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results may be affected, and such failure may adversely affect investor confidence and business operations.

●	We are subject to economic and government risks.

●	Our operations could be impacted by natural disasters, public health or political crises and other events beyond our control.

●	We are subject to the risk of disruption or failure of technology systems and data security breaches.

●	Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and services and subject us to possible litigation.

●	Our introduction and use of artificial intelligence technologies may not be successful and may present business, compliance, and reputational challenges, which could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition, and results of operations.

●	Our business relies on intellectual property, and we are subject to risks associated with the breach of our intellectual property rights.

●	We are subject to risks associated with the breach of third-party IP rights.

●	We are subject to risks associated with university partners complying with accreditation and federal, provincial, state and local laws, requirements and regulations.

●	We are required to comply with applicable laws and regulations, and a contravention of any such laws or regulations could result in financial loss.

●	We are required to comply with applicable education laws and regulations and other requirements.

●	We are subject to risks associated with the DOE DCL not being codified by statute or regulation.

●	We are subject to risks associated with the DOE Incentive Compensation Rule, which may result in us incurring significant costs.

●	We are required to comply with the Family Educational Rights and Privacy Act, or “FERPA,” and failure to do so could harm our reputation and negatively affect our business.

●	We are subject to risks associated with the incentive compensation rule, which may result in us incurring significant costs.

●	We are subject to risks associated with data privacy, data protection and information security rules and regulations.

●	The different characteristics of the capital markets in Australia and the U.S. may negatively affect the trading price of our CDIs and may limit our ability to take certain actions typically performed by a U.S. company.

●	We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a U.S. reporting company, and our management will be required to devote substantial time to complying with Delaware laws, Australian laws, and reporting requirements pursuant to U.S. securities laws, which could lower profits and make it more difficult to run our business.

●	We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act that will be applicable to us after this Registration Statement becomes effective.

●	We are an “emerging growth company,” as defined under the U.S. federal securities laws.

●	We are a “smaller reporting company,” as defined under the federal securities laws.

●	Future changes in tax legislation may adversely affect us.

●	Our securities may never be listed on a major U.S. stock exchange.

●	Trading in CDIs may not be liquid.

●	For so long as our controlling stockholder maintains ownership of more than a majority of our Common Stock, other holders of our Common Stock, including as represented by CDIs, will have limited ability to influence matters requiring stockholder approval, and our controlling stockholder’s interests may conflict with (or may be adverse to) the interests of the other holders of Common Stock.

●	The price of our CDIs may fluctuate, which could result in significant losses for investors.

●	There are certain tax consequences for CDI holders.

●	Investors in our CDIs are subject to foreign exchange risk.

●	We do not expect to pay dividends.

●	We are subject to possible changes in financial reporting standards.

●	There are risks associated with anti-takeover provisions in our constituent documents and under Delaware law, which could limit the price investors might be willing to pay in the future for our CDIs.

●	The Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain disputes.

●	There are limitations on liability and indemnification of our directors and officers.

●	Investors may not be able to obtain enforcement of civil liabilities against the Company.

Risks Related to Our Business

We may be unable to retain existing university partners or attract new university partners, which would have an adverse impact on our growth strategy and prospects.

Our current and forecast financial performance of Keypath depends on the ability to retain existing university partners, drive enrollment growth with existing university partners, attract further business from existing university partners and attract new university partners. Our ability to retain existing university partners, drive enrollment growth with existing university partners, and attract new university partners and new business from existing university partners depends on many factors including the quality of our services and products, pricing, and our ability to demonstrate superior value when compared to competing products and services, along with many other factors discussed in this “Risk Factors” section.

Our future revenue and growth are supported by maintaining or growing the number of programs we provide (including the development and introduction of new programs) as well as our ability to attract new university partners in existing and new jurisdictions (for example, in Malaysia and Singapore/other parts of Southeast Asia) and develop programs with those partners.

Whether we can retain existing university partners and attract new university partners may also be impacted by the overall growth or decline of the online education industry and the OPM market. The delivery of online education at leading universities is still nascent, and there may be concerns from universities and their faculty members regarding the perceived loss of control over the education process that may result from offering content online, as well as concerns about the quality of online programs compared to on-campus programs. It may be difficult to overcome this resistance, and there is a risk that the online programs of the kind we develop with university partners may not achieve significant market acceptance. In addition, university partners have regular turnover in their leadership positions, and there is no guarantee that any university may maintain its interest in promoting and providing online education. These and other factors may limit the number of online education programs we would have with a university partner and have resulted, and may in the future result, in failures to renew contracts with us, which may adversely impact our ability to grow our revenue. If our university partners reduce or limit their use of online programs, including, for example, as a result of a reduction in public (or, particularly in the U.S., private) funding as a result of changes in government policies in response to adverse economic conditions or other factors, the demand for OPM providers may decrease and impact the demand for our services. These factors may result in our failing to sign contracts with new university partners, or existing university partners failing to renew or adopt new programs we offer.

In FY23, Keypath and its university partners in Canada and the U.K. agreed that their business relationship were no longer strategic to the parties and that it would be in the parties’ interests to negotiate terminations of those relationships. Pursuant to those termination agreements, we continue to provide certain services for some of these terminated partnerships on a transition basis in order to ensure smooth transitions for Keypath, the Universities and their students. Once the remaining transition terms of those agreements conclude, we will cease to receive revenue from those university partners and may be unable to expand our offerings to our existing university partners or attract new university partners in other geographies in order to replace the revenue from our prior operations in Canada and the U.K.

While our university partners do not have the right to terminate contracts for convenience, there is generally no automatic renewal of a contract that will expire at the end of its current term, unless extended by the mutual agreement of us and our university partner.

Further, our growth into new geographies includes jurisdictions with new and underdeveloped OPM markets. While this presents an opportunity for us to grow into those regions, there is also a risk that the OPM markets, and online education in general, in those jurisdictions fail to adequately develop, and we may have limited success in attracting new university partners in those jurisdictions, which would have an adverse impact on the execution of our growth strategy and prospects.

We may be unable to execute on our growth strategy, which could cause us to fail to achieve our financial forecasts.

Our future financial performance is largely contingent upon our ability to execute our proposed growth strategy. The current growth strategy is focused on:

●	growing enrollments and improving retention in current programs;

●	expanding market share through broader portfolio of offerings;

●	adding new programs with existing university partners;

●	signing new university partners in existing markets; and

●	expanding into new markets.

Failure to achieve part, or all, of our growth strategy may cause us to fail to achieve our financial forecasts and jeopardize our financial position or prospects.

We may fail to manage our growth effectively, which would negatively impact our business.

We have experienced rapid growth in a relatively short period of time, which has placed, and will continue to place, a significant strain on our administrative and operational infrastructure and other resources. Our ability to manage our operations and growth may require us to continue to expand our recruitment, marketing services, program development, retention, account management, placement and corporate personnel, as well as our technology infrastructure. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to manage this expansion of our business efficiently, our expenses may increase, and we may not be able to successfully increase the number of university partners, enhance the KeypathEDGE platform, develop new offerings with new and existing university partners, attract a sufficient number of qualified students in a cost-effective manner, retain students, satisfy the requirements of our existing university partners, respond to competitive challenges or otherwise execute our business plan. Accordingly, our historical revenue growth rate may not continue in the future.

Our ability to manage any significant growth of our business effectively will depend on a number of factors, including our ability to:

●	effectively recruit, integrate, train and motivate a large and growing number of new employees, including our marketing and technology teams and Executive Leadership Team, while retaining existing employees;

●	effectively establish a culture and processes which encourage and facilitate the sharing of data and information between the various parts of the organization;

●	maintain the beneficial aspects of our corporate culture (particularly as we continue to operate with a distributed workforce) and effectively execute our business plan;

●	continue to improve our operational, financial and management controls;

●	protect and further develop our strategic assets, including our intellectual property rights; and

●	make sound business decisions in light of the scrutiny associated with operating as a public company.

These activities will require significant investments and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational, information technology and financial infrastructure.

We may not be able to effectively manage future growth in an efficient, cost-effective or timely manner. In particular, any failure to implement systems enhancements and improvements successfully will likely negatively impact our ability to manage our growth strategies, ensure uninterrupted operation of key business and information technology systems and comply with the rules and regulations that are applicable to public companies.

We have in the past incurred losses, and we may continue to incur losses.

Since we signed our first university partners in Australia and the U.S. in 2014 and launched our first programs in those countries in 2015, we have generated losses. We incurred a net loss of $24.4 million, $24.1 million, and $75.7 million for the years ended June 30, 2023, 2022 and 2021, respectively. We further expect our operating expenses to increase in the future as we increase our student recruitment and marketing efforts and expand into new geographies. In addition, as a company registered with the SEC that is already listed on the ASX, we will incur additional legal, accounting, insurance and other expenses that we did not incur as a private company or prior to becoming an SEC reporting company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset operating expenses or achieve and maintain profitability for the foreseeable future.

Our future success depends on the efforts of our key personnel and our ability to retain and attract key personnel.

We rely on the talent, effort, expertise, industry experience and contacts, and leadership of our Executive Leadership Team. The retention of members of the Executive Leadership Team cannot be guaranteed, and the loss of any individual on our Executive Leadership Team or any other senior member of management and the inability to recruit suitable replacements, in a timely manner or at all, represents a material risk to us, which may negatively impact our business, financial performance, position and prospects. This is particularly relevant as a result of competitive labor markets in Australia, with its relatively small population and less mature OPM industry. Further, a large proportion of our employees reside in the U.S. and are employed “at will” (or with only short notice periods required for termination), including the Global Chief Executive Officer, Chief Financial Officer and other members of the Executive Leadership Team. This means that any such employees can terminate their employment at any time with or without notice or with only a short notice period, as applicable. In addition, there is a risk that some of our key personnel who have employment incentives (including incentive equity) may reassess their future with us following the realization or vesting of those incentives.

Separate from the management team, as we continue to grow there is a risk that we will not be able to attract and retain suitable personnel for non-management positions, which could restrict our ability to grow and scale in a manner consistent with our strategic growth plan. An inability to attract and retain top talent in a number of positions critical to our growth may have an adverse impact on our business, financial performance, growth and operations.

The success of our programs depends on our ability to recruit qualified potential students.

Building awareness of the program offerings of our university partners is critical to our ability to recruit prospective students for these program offerings and generate revenue. A substantial portion of our expenses are attributable to marketing and enrollment efforts dedicated to attracting potential students. Because we generate revenue based on a portion of the tuition fees that students pay, it is critical to our success that qualified prospective students are identified for our university partners’ offerings in a cost-effective manner, and that enrolled students remain active in our university partner offerings until graduation or completion. Certain factors, many of which are largely outside of our control, may impact our ability to successfully drive and maintain student enrollment in our university partner offerings in a cost-effective manner or at all, including the following:

●	Negative perceptions about online programs. Online education is a relatively new and non-traditional form of education delivery and may receive increased scrutiny from prospective students, which includes the online programs operated by us with our university partners. Online programs that we or our competitors provide may not be successful or operate efficiently, and new entrants to the online education market also may not perform well. Such underperformance could create the perception that online programs in general are not an effective way to educate students, whether or not our university partners’ programs achieve satisfactory performance, which could make it difficult for us to successfully attract prospective students. Students may be reluctant to enroll in online programs, generally or in particular education disciplines in which we have focused, under the perception that the learning experience may be substandard, that employers may be averse to hiring students who received their education online, or that organizations granting professional licenses or certifications may be reluctant to grant them based on degrees earned through online programs.

●	Unsuccessful marketing efforts. We invest substantial resources in developing and implementing data-driven marketing strategies that focus on identifying the right potential student at the right time for the right program. These marketing strategies involve expenses from substantial use of search engine optimization, paid search, social media and custom website development and deployment, relying on a small number of internet search engines and paid search marketing partners. A number of these marketing strategies, such as search engine optimization and paid search, rely on algorithms implemented by third-party service providers such as Google and Bing which are beyond our control. If the execution of this strategy proves to be inefficient or unsuccessful in generating a sufficient quantity of qualified prospective students, or if the costs associated with the execution of this strategy increase, our revenue and ability to achieve and maintain profitability could be adversely affected.

●	Availability of advertising space through a variety of media. We depend upon the availability of advertising space through a variety of media, including third-party applications on platforms such as Google, Bing, Facebook and LinkedIn, to direct traffic to, and recruit new students for, our university partners’ online programs. The availability and cost of advertising space varies, and an increase in cost or a shortage of advertising space in any particular media or on any particular platform, or the elimination of a particular medium on which we advertise, could limit our ability to direct traffic to our online programs and recruit new students on a cost-effective basis, any of which could have a material adverse effect on our business, results of operations and financial condition.

●	Damage to university partner reputation. We market a specific online program (or set of programs) to each potential student and use the university partner’s brand in connection with our marketing efforts. Consequently, the reputations of our university partners are critical to our ability to attract and enroll students. Many factors affecting our university partners’ reputations are beyond our control and can change over time, including their academic performance and ranking among educational institutions.

●	Lack of interest in an online program. We may encounter difficulties attracting qualified students for online programs that are perceived not to be aligned to the needs of the market or that are relatively new within their fields or disciplines. Macroeconomic conditions beyond our control may diminish interest in employment in a field, and that could contribute to a lack of interest in programs in the disciplines related to that field.

●	Lack of control over our university partners’ admissions standards and admissions decisions for programs. Even if we can identify prospective students for a program, there is no guarantee that students will be admitted to that program. Our university partners retain complete discretion over setting admissions standards and making admissions decisions, and any changes to admissions standards, or inconsistent application of admissions standards, could affect student enrollment and our ability to generate revenue.

●	Inability of students to secure funding. Many of the students in our university partners’ offerings rely on the availability of third-party financing to pay for the costs of their education, including tuition fees charged by the university. This tuition assistance may include government or private student loans, scholarships and grants, or benefits or reimbursement provided by the students’ employers. Any developments that reduce the availability of public, or (particularly in the U.S.), private, financial aid for higher education generally, or for our university partners’ online programs, including as a result of changes in government policies (for example if priorities alter as a result of adverse economic conditions or other factors), could impair students’ abilities to meet their financial obligations. In turn, these developments could result in reduced enrollment and harm our ability to generate revenue.

●	General economic conditions. Student enrollment in our university partners’ online programs may be affected by changes in global economic conditions. For example, an improvement in economic conditions and, in particular, an improvement in the economic conditions in our countries of operation and their unemployment rates, may reduce demand among potential students for further education, as they may find adequate employment without additional education. Conversely, for example, a worsening of economic and employment conditions may reduce the willingness of employers to sponsor educational opportunities for their employees or discourage existing or potential students from pursuing additional education due to a perception that there are insufficient job opportunities, increased economic uncertainty or other factors, any of which could adversely impact our ability to attract qualified students to our university partners’ online programs. If one or more of these factors reduces student demand for our university partners’ programs, enrollment could be negatively affected, costs associated with student recruitment and retention could increase, or both, either of which could materially impact our financial performance. These developments could also harm our reputation and make it more difficult for it to engage new and existing university partners for new programs, which would negatively impact our ability to expand our business.

We may be unable to retain students, which would significantly reduce our revenue.

Once a student is enrolled in a program, we and our university partner aim to retain the student over the life of the program to generate ongoing tuition fees. Our strategy to support student retention involves program support to students enrolled in these programs to encourage students to continue with the program and by developing interactive and engaging programs with our university partners. If we and our university partners are unable to help students resolve any educational, technological or logistical issues they encounter, or otherwise provide effective ongoing support to students or deliver the type of interactive, engaging educational content that students expect, students may withdraw from the online program, which would negatively impact our revenue.

In addition, student retention could be adversely impacted by a number of factors including the ones outlined below, many of which are largely outside of our control:

●	Reduced support from our university partners. Our ability to grow our revenue from a particular program is correlated with the growth of student enrollments in that program as we generate our revenue through a share of the tuition fees from students. Our university partners could limit enrollment in their programs or curtail or inhibit our ability to promote their offerings, any of which would negatively impact our revenue.

●	Lack of support from faculty members in our university partners’ programs. The development of our university partners’ online programs requires significant time and resources of the university’s faculty members to work with us to develop course content and to design the online learning environment. Our university partners’ faculty members may be unfamiliar with the development and production process of online programs, may not understand the time commitment involved to develop the course content, or may otherwise be resistant to changing the ways in which they present the same content as in an on-campus class. Our ability to maintain high student retention will depend in part on our ability to work effectively and efficiently with the faculty members of our university partners. Lack of support from the faculty could cause the quality of our university partners’ online programs to decline, which could contribute to decreased student satisfaction and retention.

●	Student dissatisfaction. Enrolled students may withdraw from our university partners’ online programs based on their individual perceptions of the quality of, and the value they are getting from, the program, which may be outside of our control. For example, students may be dissatisfied with the quality of course content and presentation, with the university partners’ faculty members, changing views of the value of the programs and perceptions of employment prospects following completion of the program. Student dissatisfaction with an online program may contribute to decreased student retention rates for that program.

●	Personal factors. Factors impacting a student’s willingness and ability to stay enrolled in a program include personal factors, such as ability to continue to pay tuition, ability to meet the rigorous demands of the program, and lack of time to continue classes, all of which are generally beyond our control.

If student retention is compromised by any of these factors, it could significantly reduce the revenue that we generate from our university partners’ online programs, which would adversely impact our return on investment for the particular program and could adversely impact our ability to grow our business and financial performance.

We incur significant upfront expense in connection with technology, course development and marketing, which could result in our inability to recover our full investment in a new program.

We provide the initial investment in developing a program with a university partner in respect of program design, development and the initial marketing and student recruitment process. We invest significant resources into new online programs with our university partners and there is no guarantee that we will recover these expenses during the term of the program or relationship with the university partner.

To launch a new program, we are also required to integrate components of our platform with the various student information and other operating systems that our university partners use. In addition, our course development staff work closely with the university partner’s faculty members to produce engaging online coursework and content. We are primarily responsible for the upfront costs of launching a program which can be costly and time-consuming, and which costs are incurred by us prior to the generation of any tuition fees under the program.

Additionally, during the term of our contracts with university partners, we are responsible for the costs associated with student recruitment and marketing, maintaining our platform and providing support for students enrolled in our university partners’ online programs, including the provision of student advisors.

We only generate revenue from a program when our university partner begins to receive tuition fees from the students enrolled in the program, of which we receive a share. The time that it takes for us to recover our investment in a new online program depends on a variety of factors, including the level of our course development costs, student recruitment costs, the rate of growth in student enrollment in the program, and the level of tuition fees charged by the university partner under the program. A longer period of time required by us to recover our initial investment in developing a program increases the possibility of circumstances outside of our control that may cause the university partner to suspend or terminate a program. As a result, we may ultimately be unable to recover the full investment that we make in developing a new online program or achieve our expected level of profitability for the program.

We may be unable to secure clinical and field placements, which could adversely impact our business.

In connection with certain online programs, we provide clinical and field placement services. We may face increasing competition to continue to assist our university partners to secure those placements. Failure to source the appropriate number of placements in respect of an online program could result in an adverse impact to the business, including a reduction in new students to be recruited, a decline in our student retention rates, an impact on the relationship between us and our university partner and/or an impact on the accreditation of the online program based upon certain industry and programmatic accrediting body standards.

We face increasing competition in the online education industry, which could adversely affect our business, results of operations and financial condition.

The online education industry, and in particular the OPM market, is highly competitive, rapidly evolving, and fragmented. Competition may continue to increase in the future. Many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and established university partner relationships, access to larger universities and programs and significantly greater resources for the development of their solutions. In addition, we face potential competition from participants in adjacent markets that may enter our markets by leveraging related technologies and partnering with, or acquiring, other companies or providing alternative online learning solutions. This competition could result in decreased revenue, increased pricing pressure, increased sales and marketing expenses, and loss of market share, any of which could adversely affect our business, results of operations, and financial condition.

Our revenue is concentrated with a relatively small number of partners, and any underperformance of programs with those partners could adversely affect our overall financial performance.

A relatively small number of our university partner relationships and degree programs that we manage contribute a significant portion of our revenue. Our top ten university partners account for 65% of our revenue. If any of these university partnerships, or their associated online programs, were to materially underperform for any reason, or if the university partners for these program offerings reduce the number of programs or do not renew their relationships with us (which is not typically a requirement under our contracts), our financial performance would be adversely affected.

We could expand by acquiring or investing in other companies or technologies, which may divert management attention, result in dilution to our stockholders and consume resources that are necessary to sustain our business.

We have in the past acquired, and may in the future acquire, complementary products, services, technologies or businesses. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control. In addition, we may not be able to identify desirable acquisition targets, may incorrectly estimate the value of an acquisition target or may not be successful in entering into an agreement with any particular target. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment, or new business relationship may result in unforeseen operating difficulties, expenditures and integration challenges including the following:

●	diversion of management attention from ongoing business concerns and performance;

●	managing a larger combined company;

●	maintaining employee morale and retaining key management and other employees;

●	retaining existing business and operational relationships and attracting new business and operational relationships; and

●	consolidating corporate and administrative infrastructures and eliminating duplicative operations and inconsistencies in standards, controls, procedures and policies.

We may be unable to launch and market new programs.

Developing compelling programs and the adoption of these programs by new and existing university partners may take longer than we expect or be rejected by potential students, which would have a corresponding impact on the development and maturity of new revenue sources. Further, there is a risk that new competitive third-party technologies could prove to be more advanced or more compelling for universities or could go to market more quickly than our comparable solutions.

Further, the launch of new programs also carries operational risks. For example, if we are unable to develop appropriate and effective student recruitment channels, we may not be able to successfully attract university partners to new programs at appropriate pricing, which could have an adverse impact on our financial performance, position and prospects.

If new offerings do not scale efficiently and in the time frames we expect, our reputation, revenue and profitability could suffer.

Our continued growth and ability to achieve profitability depends on our and our university partners’ ability to successfully scale newly launched offerings. Our ability to scale new offerings in the time frame we expect has varied over time and from offering to offering. If we are not successful in recruiting potential students for our offerings, it would adversely impact our ability to generate revenue, and our university clients and the students in their offerings could lose confidence in the knowledge and capability of our employees. If we cannot quickly and efficiently scale our technology to handle growing student enrollment and new offerings, our university partners’ and their students’ experiences may suffer, which could damage our reputation among colleges and universities and their faculty and students and impact our ability to acquire new university clients.

In addition, if our university partners cannot quickly develop the infrastructure and hire sufficient faculty and administrators to handle growing student enrollments, our university clients’ and their students’ experiences with our platform may suffer, which could damage our reputation among colleges and universities and their faculty and students.

Our ability to efficiently scale new offerings will depend on a number of factors, including our ability to:

●	satisfy existing students in, and attract and enroll new students for, our offerings;

●	assist our university partners in recruiting qualified faculty to support their expanding enrollments;

●	assist our university partners in developing and producing an increased volume of course content;

●	successfully introduce new features and enhancements and maintain a high level of functionality in our platform; and

●	deliver high-quality support to our university partners and their faculty and students.

If student enrollment in our offerings does not increase, if we are unable to launch new offerings in a cost-effective manner or if we are otherwise unable to manage new offerings effectively, our ability to grow our business and achieve profitability would be impaired, and the quality of our platform and the satisfaction of our university partners and their students could suffer.

We may be subject to litigation, claims, disputes and regulatory investigations, which could impact our financial performance and industry standing.

There is a risk that we may be subject to litigation (including class actions) and other claims and disputes in the course of doing business, including contractual disputes and indemnity claims, misleading and deceptive marketing claims, employment-related claims, securities-related claims. intellectual property disputes and claims based on allegations of infringement, misappropriation or other violations of intellectual property rights, and claims from existing or former holders of our securities. Claims may relate to existing products or new products that we develop. Such litigation, claims, disputes or investigations, including the legal fees and other costs in defending claims and costs of settling claims or paying sanctions or fines, the costs of indemnifying directors and officers (who may not be insured) and any associated operational impacts, may be costly and damaging to our reputation and our business relationships, any of which could have a material adverse effect on our financial performance, position and prospects and industry standing.

We are subject to reputational risk.

Maintaining the strength of our reputation is an important aspect in retaining and growing our business and successfully executing our growth strategy. There is a risk that events may occur, some of which are outside of our control and including a data breach or failure to comply with data protection and privacy laws as well as other events discussed in this “Risk Factors” section, that may adversely impact our reputation with university partners and in the market generally. This may adversely impact our ability to achieve our growth aspirations, attract new university partners or retain our existing university partners, which may have a material adverse impact on our financial performance, position and prospects.

The loss, or material underperformance, of any Keypath supported programs could harm our reputation, which could in turn affect our future revenue growth.

We rely on our reputation for partnering with universities to deliver high quality online degree programs and alternative credential offerings and recommendations from existing university clients, to attract potential new university partners. Therefore, the loss or underperformance of a Keypath supported program, or the failure of any university partner to renew its agreement with us upon expiration, could harm our reputation and impair our ability to pursue our growth strategy and to be profitable company.

Our insurance coverage may be inadequate to cover future claims or losses.

The Company maintains insurance it considers appropriate for our operations and that is required by the terms of our contracts with university partners. However, not all risks will be insured against, whether because the appropriate coverage is not available or because we consider the applicable premiums to be excessive in relation to the perceived risks and benefits that may accrue. Accordingly, we may not be fully insured against all losses and liabilities that may arise from our operations. The occurrence of a significant adverse event not fully or partially covered by insurance could have a material adverse effect on our business and our financial performance and position.

We are subject to foreign exchange and currency risks.

We present our financial statements in U.S. dollars but operate in a variety of jurisdictions, including Australia, the U.S., Canada, the U.K., Malaysia and Singapore, and as such, expect to generate revenue and incur costs and expenses in Australian dollars, U.S. dollars, Canadian dollars, British pounds, Malaysian ringgit and Singaporean dollars. Movements in currency exchange rates may adversely or beneficially affect our results or operations and cash flows. For example, the appreciation or depreciation of Australian, Canadian, British, Malaysian and Singaporean currency relative to the U.S. dollar would result in a foreign currency loss or gain. Any depreciation of currencies in foreign jurisdictions in which we operate may result in lower than anticipated revenue, profit, and earnings. The risk may be increased where the foreign currency against the U.S. dollar becomes more volatile, for example, due to economic or political factors, or significant events that may occur in the jurisdictions of those foreign currencies.

We may not have sufficient access to capital, which could impact our ability to remain solvent.

In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and a failure to raise capital when needed could harm our business. Specifically, we are subject to the constraints of the ASX Listing Rules regarding the percentage of our capital we are able to issue within a 12-month period (other than where exceptions apply) and other relevant provisions of applicable laws in the U.S. (including, in particular, the DGCL). If we cannot raise funds on acceptable terms or at all, we may not be able to grow our business or respond to competitive pressures. This may force curtailment of product development and other growth initiatives, operations, or both and may adversely impact our ability to remain solvent.

If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our Common Stock could decline. Furthermore, if we engage in debt financing, the holders of any debt we issue would likely have priority over the holders of shares of our Common Stock in terms of order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions, including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

We rely on the success of the insights produced by KeypathEDGE, and the failure to successfully develop new programs may adversely impact our growth prospects.

There is a risk that we may fail to adequately maintain our data inputs to ensure we obtain accurate and meaningful data insights for our university partners and their programs. This may cause university partner satisfaction, or student satisfaction, with the online programs to fall. University partner and student satisfaction may also fall as a result of real or perceived reductions in functionality, integration capability, product quality, reliability, cost-effectiveness, or a failure to accommodate and reflect changes and developments in technology or in the commercial and regulatory environments in which we operate. Any of these factors may result in damage to reputation, an inability to attract new university partners and potential claims for breach of contract. Our future revenue and growth also depend on our ability to develop enhancements and new features and products for the Keypath platform and solutions so that our university partners’ needs continue to be met, and so that we continue to attract new university partners and generate additional revenue from existing university partners. We also depend on our ability to ensure that our platform scales effectively and remains agile going forward, so that we can continue to leverage the benefits of the data we gather and adapt to the demands of new university partners or new online programs in existing or new disciplines. There is a risk that the development and introduction of new features, modules and products, or our efforts to ensure that the platform scales effectively and remains agile, do not result in a successful outcome for us for various reasons. These reasons may include insufficient investment, unforeseen costs, poor performance and reliability, low university party acceptance, existing competition and economic and market conditions. The failure to successfully develop new solutions, products or features or to scale effectively and remain agile may materially adversely impact our future operations and financial performance, position and prospects.

Our management has identified a material weakness in the Company’s internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to remediate the material weakness or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results may be affected, and such failure may adversely affect investor confidence and business operations.

In connection with the audit of our financial statements for the fiscal years ended June 30, 2023, 2022 and 2021, a material weakness in our internal control over financial reporting was identified related to complex accounting transactions and attributed to a lack of sufficient technical accounting personnel to appropriately analyze, record, and disclose accounting matters for non-routine, non-recurring, complex accounting transactions. The identified material weakness, if not corrected, could result in a material misstatement to our consolidated financial statements that may not be prevented or detected. In addition, even if we remediate our material weakness, we will be required to expend significant time and resources to further improve our internal control over financial reporting, including to meet the demands that will apply to us when we become an SEC reporting company, including the applicable requirements of the Sarbanes-Oxley Act. If we fail to remediate our material weakness or fail to maintain adequate internal control over financial reporting, any new or recurring material weaknesses could prevent us from concluding that our internal control over financial reporting is effective and impair our ability to prevent material misstatements in our consolidated financial statements, which could cause our business to suffer.

We are subject to economic and government risks.

Our future viability is dependent on a number of factors affecting performance of all industries and not just the education industry, many of which are beyond our control, including, but not limited to:

●	general economic conditions in jurisdictions in which we operate;

●	changes in government policies, taxation and other laws in jurisdictions in which we operate;

●	the strength of the equity and share markets in Australia and throughout the world, and, in particular, investor sentiment towards the technology sector; and

●	movement in, or outlook on, interest rates and inflation rates in jurisdictions in which we operate.

Our operations could be impacted by natural disasters, public health or political crises and other events beyond our control.

Our business and operations could be materially and adversely affected in the event of droughts, floods, fires, telecommunications failures, blackouts or other power losses, break-ins, acts of terrorism, an outbreak of hostilities, political or geopolitical crises, inclement weather, the physical effects of climate change, public health crises, pandemics or endemics, or other catastrophic events.

Risks Related to Technology

We are subject to risk of disruption or failure of technology systems and data security breaches.

There is a risk that our platform and solutions may become the subject of a system failure of one of our cloud vendors, virus, cyber-attack or other negative event that could render them unavailable for a period of time or result in the loss, theft or corruption of sensitive data. The effects of any such event could extend to reputational damage, regulatory scrutiny and claims from affected university partners and their students. Such circumstances could materially negatively impact our financial and operational performance positions or prospects.

The online programs we support are delivered through the third-party learning management system (“LMS”) used by our university partner. Extended disruptions or failures to the LMS used by any university partner (or an inability to interact effectively with the LMS of a university partner) could limit our ability to develop, provide and facilitate aspects of our university partners’ online programs. A prolonged technical failure of a third party LMS used by our university partners may have an adverse impact on our operations with our university partner and may lead to a decline in student satisfaction with our university partners’ online programs and reduced student retention. This may adversely affect our financial performance and ability to generate revenue. Further, recurring disruptions to our delivery of our university partners’ online programs due to failures of the LMS used by a university partner may have an adverse reputational impact on us and perceptions of online education.

In addition, the solutions provided by us and our third-party providers depend on us storing, analyzing, processing, handling and transmitting information that is confidential, proprietary and commercially sensitive. Our university partners also store confidential, proprietary and commercially sensitive information in relation to their programs contracted with us. This information includes personally identifiable information and sensitive personal data of our university partner students. There is a risk that the measures we or our university partners take to protect such information will not be sufficient to prevent unauthorized access or disclosure of such information which could cause adverse publicity, government or regulatory enforcement actions or private civil litigation which involve us, and which could have a material adverse impact on our reputation and our financial performance, position and prospects.

While we maintain an insurance policy for cyber risks, it is subject to a policy limit which may not be adequate to cover all exposure arising from cyber security breaches. In addition, any significant claim against such a policy may lead to increased premiums on renewal and/or additional exclusions to the terms of future policies. If insurance (including cyber insurance) is not available to cover a claim or the quantum of a claim exceeds policy limits, we will ourselves be exposed to the financial impact of the event which could have an adverse impact on our business and our financial performance, position and prospects.

We rely on certain third-party suppliers who may receive and store information provided by us, our university partners and their students. If third-party suppliers fail to adopt or adhere to effective security practices, data protection agreements, laws or regulations, or if there is a breach of their security systems, confidential information (including personally identifiable information) may be improperly accessed, used or disclosed which could have an adverse impact on our reputation and our financial performance, position and prospects.

Further, we rely on contracts with third-party suppliers to maintain and support our IT infrastructure. In particular, we rely on Microsoft, Amazon and Rackspace for the provision of cloud infrastructure and hosting services. Some of these contracts are not long-term in nature and could be terminated on notice and without penalty by counterparties. If these contracts are terminated or suffer a disruption in the future and we are not able to replace or accommodate the loss of those services in a timely and cost-effective manner, our operations and financial performance, position and prospects may be adversely impacted.

Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and services and subject us to possible litigation.

Our products incorporate open source software in connection with a portion of our proprietary software and we expect to continue to use open source software in the future. Under certain circumstances, some open source licenses require users of the licensed code to provide the user’s own proprietary source code to third parties upon request, to license at no cost the user’s own proprietary source code or other materials for the purpose of making derivative works, require the relicensing of the open source software and derivatives thereof under the terms of the applicable license, or prohibit users from charging a fee to third parties in connection with the use of the user’s proprietary code. While we try to insulate our proprietary code from the effects of such open source license provisions and employ practices designed to monitor our compliance with the licenses of third-party open source software, we cannot guarantee that we will be successful. Accordingly, we may face claims from others challenging our use of open source software, claiming ownership of, or seeking to enforce the license terms applicable to, such open source software, including by demanding release of the open source software, derivative works or our proprietary source code that was developed or distributed in connection with such software. Such claims could also require us to purchase a commercial license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business, financial condition and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, resulting in limited or no guidance regarding the proper legal interpretation of such licenses. There is a risk that open source software licenses, including those applicable to the open source software used in our proprietary software, could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products and services.

In addition, the use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, support, indemnities for infringement or controls on the functionality or origin of the software. Further, the use of open source software may also present additional security risks because the public availability of the source code of such software may make it easier for hackers and other third parties to exploit vulnerabilities in the software. To the extent that our platform depends upon the successful operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay the introduction of new solutions, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.

Our exposure to these risks may be increased as a result of evolving our core source code base, introducing new content and offerings, integrating acquired-company technologies, or making other business changes, including in areas where we do not currently compete. Any of the foregoing could adversely impact the value or enforceability of our intellectual property, and materially adversely affect our business, financial condition and results of operations.

Our introduction and use of artificial intelligence technologies (“AI”) may not be successful and may present business, compliance, and reputational challenges, which could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition, and results of operations.

We have begun to incorporate, and may continue to incorporate, AI in our product and service offerings to our university partners and may otherwise utilize AI to enhance our business. The incorporation of AI in our business and operations may become more significant over time. The use of generative AI technology, a relatively new and emerging technology in the early stages of commercial use, exposes us to additional risks, which could result in damage to our reputation, competitive position, and business and expose us to legal and regulatory risks and additional costs. For example, AI algorithms are based on machine learning and predictive analytics, which can create inaccurate or misleading content, unintended biases, and other discriminatory or unexpected results. Accordingly, while AI-powered applications may help provide more tailored or personalized learner experiences, if the content, analyses, or recommendations that AI applications assist in producing on our platform are, or are perceived to be, deficient, inaccurate, or biased, our reputation, competitive position, and business may be materially and adversely affected. Further, the use of AI technology is subject to ongoing debate, evaluation and potential regulation in the education industry, including with respect to issues such as plagiarism, cheating, academic integrity, and the scope of appropriate or permissible use of generative AI in the context of both learning and teaching. Any of the foregoing risks, whether actual or perceived, could negatively impact the real or perceived quality and value of our products and services, which, in turn, could damage our brand, reputation, competitive position, and business. In addition, the use of AI technology may in the future result in cybersecurity incidents that implicate the personal data of end users of our products and services. To the extent we experience cybersecurity incidents in connection with our use of AI technology, it could similarly adversely affect our reputation and expose us to legal liability or regulatory risk. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

As the utilization of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, technical, legal, competitive, and regulatory issues, among others. We expect that our incorporation of AI in our business will require additional resources, including the incurrence of additional costs, to develop and maintain our platform offerings, services, and features to minimize potentially harmful or unintended consequences, to comply with applicable laws and regulations, to maintain or extend our competitive position, and to address any reputational, technical, or operational issues which may arise as a result of the foregoing. As a result, the challenges presented with our use of (or inability to use) AI could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Intellectual Property

Our business relies on our intellectual property, and we are subject to risks associated with the breach of our intellectual property rights.

We rely on our intellectual property rights to maintain and grow our business and there is a risk that we may fail to adequately protect our rights for a number of reasons. For instance, there is a risk that we will be unable to detect the unauthorized use or misappropriation of our intellectual property rights. It may also be the case that certain actions taken to protect our intellectual property (such as in-house software development, data encryption, access controls, training, contractual prohibitions, etc.) will not be adequate, effective or enforceable and may not prevent the misuse or misappropriation of these assets. Any threatened or actual breach of our intellectual property rights could result in litigation or administrative proceedings, which, even if successful, are often costly, time-consuming and difficult to enforce.

Policing unauthorized use of our intellectual property and misappropriation of our technology and trade secrets is difficult and we may not always be aware of such unauthorized use or misappropriation. We may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property rights against infringement, misappropriation or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar or superior to ours or that compete with our business. We may not prevail in any intellectual property-related proceedings that we initiate against third parties. Further, in such proceedings or in proceedings before patent, trademark and copyright agencies, our asserted intellectual property could be narrowed or found to be invalid or unenforceable, in which case we could lose valuable intellectual property rights. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage. Additionally, enforcing our intellectual property rights in litigation can be costly, can divert our management’s attention and resources, and the success of any such litigation is not assured. Our inability to protect our intellectual property and proprietary technology against unauthorized copying and use could delay further sales or the implementation of our solutions, impair the functionality of our platform, prevent or delay introductions of new or enhanced solutions, or injure our reputation. Furthermore, many of our current and potential competitors may have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do. As a result, we may be aware of infringement by our competitors but may choose not to bring litigation to protect our intellectual property rights due to the cost, time, and distraction of bringing such litigation.

Despite the measures we take to protect our intellectual property rights, our intellectual property rights may still not be adequate and protected in a meaningful manner, challenges to contractual rights could arise, third parties could copy or otherwise obtain and use our intellectual property without authorization, or laws and interpretations of laws regarding the enforceability of existing intellectual property rights may change over time in a manner that provides less protection. The occurrence of any of these events could impede our ability to effectively compete against competitors with similar technologies, any of which could materially adversely affect our business, financial condition and results of operations. Our intellectual property rights and the enforcement or defense of such rights may also be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, may not favor the enforcement of patents, trademarks, copyrights, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally.

Any failure by us to protect our intellectual property may have an adverse impact on our ability to compete, our operations and our financial performance, position and prospects.

We are subject to risks associated with the breach of third-party IP rights.

There is a risk that third parties may allege that our solutions use intellectual property derived by them or from their products without their consent or permission. We may be the subject of claims which could result in disputes or litigation, which could lead to the payment of monetary damages, cause delays and increase costs, which in turn could have an adverse impact on our operations, reputation and financial performance, position and prospects.

Risks Related to Regulatory Matters

We are subject to risks associated with university partners complying with accreditation and federal, provincial, state and local laws, requirements and regulations.

The laws, regulations, standards and policies applicable to our university partners change frequently and are often subject to interpretation. Changes in, or new interpretations of, applicable laws, regulations or standards could compromise our university partners’ accreditation, authorization to operate in various states, permissible activities or use of federal funds under Title IV and other government funding programs. We cannot predict with certainty how the requirements applied by our university partners’ regulators will be interpreted, or whether our university partners will be able to comply with these requirements in the future. A significant change to such laws and regulations could have a materially adverse impact on our business model, our operations and our financial performance, position and prospects. Furthermore, a violation of these laws by one or more of our university partners could result in that partner losing access to the Title IV Programs, or other government funding, or otherwise limit our ability to operate. Such an event could, for example, lead to enrollment limitations on the program and potentially the termination of a program, which could have a material adverse impact on our operations and financial performance.

We are required to comply with applicable laws and regulations, and a contravention of any such laws or regulations could result in financial loss.

We are a global business and have operations in Australia, the U.S., Canada, the U.K., Singapore and Malaysia, and have over 700 employees around the world. Accordingly, we are impacted by various laws and regulations in the various jurisdictions in which we operate. These include laws relating to privacy, data protection, cyber security, anti-spam and other telecommunication regulations, marketing regulations, employment and workplace laws, consumer protection laws, sales practices and securities laws, some of which are described in further detail below in this Item 1A. There is a risk that our activities, including past, current or future activities, may have caused or will cause the Company to contravene the laws and regulations in one or more of the jurisdictions in which we conduct business. A contravention of laws could result in us suffering financial loss, and as a result having to pay pecuniary penalties, compensation to third parties, or could impair our ability to conduct certain activities in certain jurisdictions, including the provision of certain services under our contracts with university partners. This could also result in reputational damage and impact our ability to acquire and retain university partners and/or students for our university partners’ online programs.

We are required to comply with applicable education laws and regulations and other requirements.

Although we are not an institution of higher education (such as, for example, our university partners), we are required to comply with certain education laws and regulations as a result of our role as a service provider to higher education institutions, either directly or indirectly through our contractual arrangements with university partners. Failure to comply with these laws and regulations, or material changes in these requirements, could result in breach of contract by us and indemnification claims. This could cause damage to our reputation and adversely impact our ability to grow our business.

We are subject to risks associated with the DOE DCL not being codified by statute or regulation.

All of our university partners in the U.S. participate in Title IV federal student financial assistance programs under the Higher Education Act (“HEA”) and are subject to extensive regulation by the DOE, as well as various state agencies, licensing boards and accrediting commissions. Each U.S. higher education institution that participates in Title IV Programs agrees that it will not “provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid, to any person or entity who is engaged in any student recruitment or admission activity, or in making decisions regarding the award of Title IV, HEA program funds” (“incentive compensation rule”). All of our U.S. university partners participate in Title IV Programs.

Although the incentive compensation rule generally prohibits entities or individuals from receiving incentive-based compensation payments for the successful recruitment, admission or enrollment of students, the DOE provided guidance in a March 17, 2011 DCL setting out at Example 2-B certain permissible tuition sharing arrangements between higher education institutions and “unaffiliated” third parties providing a “bundle of services” that include recruitment and non-recruitment services. This is known as the “bundled services exception.” Our current tuition share business model (in the U.S.) relies primarily on the bundled services exception to enter into tuition sharing agreements with our U.S. university partners.

The DCL is a form of policy guidance issued by the DOE and as it is not codified by statute or regulation, there is risk that the rule could be reinterpreted, altered or removed without prior notice, public comment period or other administrative procedural requirements that accompany formal agency rulemaking. Although the DCL represents the current policy of the DOE, the bundled services rule could be reviewed, altered or vacated in the future. In addition, the legal weight the DCL would carry in litigation over the propriety of any specific compensation arrangements under the HEA or the incentive compensation rule is uncertain. We can offer no assurances as to how the DCL would be interpreted by a court. The revision, removal or invalidation of the bundled services rule by U.S. Congress, the DOE or a court, whether in an action involving us or our university partners, or in an action that does not directly or indirectly involve us or our university partners, could require us to change our business model in the U.S. and renegotiate the terms of our U.S. university partner contracts and could compromise our ability to generate revenue.

We are subject to risks associated with the DOE Incentive Compensation Rule, which may result in us incurring significant costs.

Even though the DCL provides that tuition sharing arrangements with university partners in the U.S. are permissible so long as such arrangements meet the bundled services exception, meeting that exception requires that we comply with other provisions of the incentive compensation rule that prohibit us from offering employees who are involved with, or responsible for, recruiting or admissions activities, any bonus or incentive-based compensation based on the successful identification, admission or enrollment of students into any university partner in the U.S. Failure to comply with this provision could cause any applicable university partner to be out of compliance with the rule. If we or our subcontractors or agents violate the incentive compensation rule or any state-level equivalent rules, we could be in breach of our contracts with U.S. university partners and potentially liable to such university partners through an indemnification provision for substantial fines, sanctions or other liabilities, including liabilities related to “whistleblower” claims under the federal U.S. False Claims Act. Any such claims, even if without merit, could require us to incur significant costs to defend the claims, distract management’s attention and damage the Company’s reputation and future business prospects.

We are required to comply with the Family Educational Rights and Privacy Act, or “FERPA,” and failure to do so could harm our reputation and negatively affect our business.

FERPA generally prohibits an institution of higher education participating in Title IV programs from disclosing personally identifiable information from a student’s education records without the student’s consent. Our university clients and their students disclose to us certain information that originates from or comprises a student education record under FERPA. As an entity that provides services to institutions participating in Title IV programs, we are indirectly subject to FERPA, and we may not transfer or otherwise disclose any personally identifiable information from a student record to another party other than in a manner permitted under the statute. If we violate FERPA, it could result in a material breach of contract with one or more of our university clients and could harm our reputation. Further, in the event that we disclose student information in violation of FERPA, the DOE could require a university client to suspend our access to our student information for at least five years.

We are subject to risks associated with the incentive compensation rule, which may result in us incurring significant costs.

Even though the DCL provides that tuition sharing arrangements with university partners in the U.S. are permissible so long as it meets the bundled services exception, meeting that exception requires that we comply with other provisions of the incentive compensation rule that prohibit us from offering employees who are involved with, or responsible, for recruiting or admissions activities and any bonus or incentive-based compensation based on the successful identification, admission or enrollment of students into any university partner in the U.S. Failure to comply with this provision could cause any applicable university partner to be out of compliance with the rule. If we or our subcontractors or agents violate the incentive compensation rule or any state-level equivalent rules, we could be in breach of our contracts with U.S. university partners and liable to such university partners through an indemnification provision for substantial fines, sanctions or other liabilities, including liabilities related to “whistleblower” claims under the federal U.S. False Claims Act. Any such claims, even if without merit, could require us to incur significant costs to defend the claims, distract management’s attention and damage the Company’s reputation and future business prospects.

We are subject to risks associated with data privacy, data protection and information security rules and regulations.

The legislative and regulatory framework for privacy and security issues worldwide (including Australian Privacy Principles, the Global Data Protection Regulation and the California Consumer Privacy Act) is evolving and is likely to remain uncertain for the foreseeable future. We collect and process personal data and personal information from existing and prospective students, university partners and their faculty, our employees and other third parties in the course of providing our services. Our handling and processing of this personal information is subject to a variety of laws and regulations, which have been adopted by federal, state and foreign governments to regulate the collection, distribution, use, disclosure, security and storage of personal information. Any failure or perceived failure by us to comply with these privacy laws and regulations or any security incident that results in the unauthorized release or transfer of this personal information in our possession, could result in government enforcement actions, litigation, fines and penalties or adverse publicity, all of which could have an adverse effect on our reputation and business.

Various federal, state and foreign legislative, regulatory or other governmental bodies may enact new or additional laws or regulations, or issue rulings that invalidate prior laws or regulations concerning privacy, data storage and data protection that could materially adversely impact our business. Complying with these and other changing requirements could cause us to incur substantial additional costs or require us to change our business practices or services, any of which could result in reputational damage and materially adversely impact our financial performance and prospects.

While many regulators including TEQSA, have been supportive of the development and expansion of online educational platforms and courses, in particular during the coronavirus disease 2019 (“COVID”) pandemic, a significant adverse experience or outcome for a student cohort using such platforms may lead to greater regulatory scrutiny of such platforms and courses. Any such scrutiny (which may include the introduction of specific regulatory requirements or a change in interpretation of or approach to the current regulatory regime) may have a material adverse impact on our business, and our financial performance, position and prospects.

The different characteristics of the capital markets in Australia and the U.S. may negatively affect the trading prices of our CDIs and may limit our ability to take certain actions typically performed by a U.S. company.

The listing and regulatory requirements of the ASX may limit our ability to take certain actions typically performed by a U.S. company. For example, the ASX Listing Rules limit the amount of equity securities that a listed company can issue without the approval of our stockholders over any 12-month period to 15% of the outstanding share capital on issue at the start of the period, unless an exception applies. Failure to obtain this approval may make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate. ASX rules also require stockholder approval for the granting of options and restricted stock units to our directors, even when the underlying equity incentive plan has already been approved. This creates a risk that, if stockholders do not approve the grants, our directors will not receive their expected amount of equity compensation. This may make it more difficult for us to attract and retain directors, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Further, ASX Listing Rules prohibit us from buying back CDIs on-market at a price which is 5% or more above the volume weighted average market price of our CDIs, calculated over the last five days on which sales of CDIs were recorded before the day on which the purchase under the buy-back was made, which, as a result, may make it more difficult to repurchase our CDIs on-market. In addition, should we wish to undertake an on-market buy-back, the ASX may impose further requirements on us as if we were subject to the Corporations Act 2001 (Cth) of Australia, which may include the need to obtain stockholder approval to do so.

Lastly, the ASX Listing Rules prohibit the issuance of equity securities by a company without stockholder approval during the three-month period after it learns that a person is making, or proposes to make, a takeover for our securities, unless an exception applies. As a result, if a hostile takeover bid is made in respect of our CDIs or Common Stock, the ASX Listing Rules may limit our ability to issue equity securities, either as a counter-measure to the takeover bid or to fund operations.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a U.S. reporting company, and our management will be required to devote substantial time to complying with Delaware laws, Australian laws, and reporting requirements pursuant to U.S. securities laws, which could lower profits and make it more difficult to run our business.

As a U.S. reporting company, we expect to incur significant legal, accounting, reporting, and other expenses that we have not previously incurred, including costs associated with the SEC reporting company requirements. We will incur costs associated with compliance with the rules and regulations of the SEC, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and various other costs of a reporting company. Registration under the Exchange Act will involve our filing of an initial registration statement with the SEC and the filing of ongoing annual, quarterly, and current reports on Forms 10-K, 10-Q and 8-K, respectively. In the absence of a waiver from the ASX Listing Rules, which we may or may not receive, these SEC periodic reports will be in addition to the periodic filings required by the ASX Listing Rules.

As a Delaware corporation, we must also ensure continued compliance with applicable Delaware laws (including the DGCL), and, as we are listed on the ASX and registered as a foreign company in Australia, we also need to ensure continuous compliance with relevant Australian laws and regulations, including the ASX Listing Rules and applicable sections of Australia’s Corporations Act 2001 (Cth) of Australia. To the extent of any inconsistency between Delaware law and Australian law and regulations, we may need to make changes to our business operations, structure or policies to resolve such inconsistency. If we are required to make such changes, this is likely to result in additional demands on management and extra costs.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our Board and Board committees and serve as executive officers. Furthermore, if we are unable to satisfy our obligations as a reporting company, we could be subject to fines, sanctions, and other regulatory action and potentially civil litigation, and we could be subject to delisting of our CDIs on the ASX or other exchange on which our securities may be traded.

We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act that will be applicable to us after this Registration Statement becomes effective.

When this Registration Statement becomes effective, subject to any available transition periods, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. To comply with those requirements, we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. The standards required for an SEC reporting company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of us currently. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us after this Registration Statement becomes effective. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities. Further, as an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 until the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which the controls of the Company are documented, designed or operating.

We are an “emerging growth company,” as defined under the U.S. federal securities laws.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among other things, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (“Section 404(b)”), an extended transition period provided in the Securities Act for complying with new or revised accounting standards, and reduced disclosure obligations regarding executive compensation. As a result, our stockholders may not have access to certain information that they may deem important.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the first sale of our Common Stock pursuant to an effective registration statement filed under the Securities Act, (ii) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period, and (iv) the date on which we are deemed to be a large accelerated filer, which means the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the prior December 31.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of reporting companies that comply with such new or revised accounting standards.

We are a “smaller reporting company,” as defined under the federal securities laws.

We are a “smaller reporting company,” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our shares held by non-affiliates did not exceed $250 million as of the prior June 30, or (2) our annual revenues did not exceed $100 million during such completed fiscal year and the market value of our shares held by non-affiliates did not equal or exceed $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may make it more challenging for our investors to analyze our results of operations and financial results, and investors may find an investment in our securities to be less attractive.

Future changes in tax legislation may adversely affect us.

Any change (including a change in interpretation) in tax legislation, including, but not limited to, the imposition of new taxes or increases in tax rates, availability of tax credits, or any change in the tax treatment of assets or liabilities held by us may have a material adverse impact on our business, and our financial performance, position and prospects.

Risks Related to Our Securities

Our securities may never be listed on a major U.S. stock exchange.

While we may seek the listing of our CDIs or Common Stock on a U.S. securities exchange at some time in the future, we have no current plans to do so, to cause our securities to be quoted on an over-the-counter market or to raise additional capital in the U.S., and we cannot ensure when, if ever we will do so, that we will be able to satisfy such listing standards or that our CDIs or Common Stock will be accepted for listing on any such exchange. Should we fail to satisfy the initial listing standards of such exchange, or our CDIs or Common Stock are otherwise rejected for listing, the trading price of our CDIs could suffer, the trading market for our CDIs may be less liquid, and our CDI price may be subject to increased volatility.

Trading in CDIs may not be liquid.

In compliance with the SEC’s no-action position taken in Regulation S - Initial Public Offerings of U.S. Companies on the Australian Stock Exchange Limited (January 7, 2000) providing relief from certain requirements of Regulation S under the Securities Act for U.S. companies listed on the ASX, the Company’s ASX trading symbol was tagged with a “FOR US” designation following the IPO, indicating that the CDIs are restricted under Regulation S and, as a result, may not be sold to U.S. persons (except for “qualified institutional buyers” as such term is defined in Rule 144A under the Securities Act). The Company expects that the securities will trade under the “FOR US” designation for the foreseeable future. Neither our CDIs nor the shares of our Common Stock trade on any U.S. over-the-counter market or securities exchange, and the Company has no current plans to seek quotation on an over-the-counter market or list its shares on a national securities exchange in the U.S. To the Company’s knowledge, there is no current trading activity among its U.S.-domiciled stockholders.

As such, there can be no guarantee that an active market in the Company’s securities will develop or continue, whether in the U.S., Australia or elsewhere, or that the market price of our securities will increase. If a market does not develop or is not sustained, it may be difficult for investors to sell their securities. Furthermore, the market price for CDIs may fall or be made more volatile if there is a relatively low volume of trading in our CDIs. When trading volume is low, as is frequently the case with respect to our CDIs, significant price movement can be caused by trading a relatively small number of CDIs. If illiquidity in our securities arises or continues, there is a risk that security holders will be unable to realize a gain and may instead realize a significant loss due to their investment in us.

For so long as our controlling stockholder maintains ownership of more than a majority of our Common Stock, other holders of our Common Stock, including as represented by CDIs, will have limited ability to influence matters requiring stockholder approval, and our controlling stockholder’s interests may conflict with (or may be adverse to) the interests of the other holders of Common Stock.

As of February 1, 2024, through AVI Mezz Co LP, Sterling Fund Management indirectly controls an approximate 66% interest in us. So long as AVI Mezz Co LP or another entity managed or controlled by Sterling Fund Management, whether directly or indirectly, continues to own at least a majority of our Common Stock, Sterling Fund Management will generally be in a position to control or exert influence over matters relating to us, including the election of directors, the approval of a transaction involving us (including the sale of all or substantially all of our assets or the approval of any merger or other significant corporate transaction), as well as the outcome of matters submitted to meetings of CDI holders on which stockholders can vote. Any significant sale of CDIs, or the perceived value of a sale of CDIs, by AVI Mezz Co LP may have an adverse effect on the price of CDIs or our perceived value.

The interests of Sterling Fund Management may not coincide with (or may be adverse to) the interests of the Company’s other stockholders. Sterling Fund Management’s ability, subject to the limitations in the Company’s Certificate of Incorporation and Bylaws as well as under applicable provisions of the DGCL, to control all matters submitted to the Company’s stockholders for approval will limit the ability of other stockholders to influence corporate matters, and, as a result, the Company may take actions that its stockholders do not view as beneficial and/or that adversely affect the Company’s stockholders other than AVI Mezz Co LP. Sterling Fund Management may also pursue acquisition opportunities for itself that would have been complementary to the Company’s business, and, as a result, those acquisition opportunities may not be available to the Company. As a result of the foregoing, the market price of our Common Stock could be adversely affected. In addition, the existence of a controlling stockholder of the Company may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from seeking to acquire, the Company.

The price of our CDIs may fluctuate, which could result in substantial losses for investors.

The market price of CDIs may rise or fall due to a number of factors, many of which are beyond our control, including, without limitation:

●	fluctuations in the domestic and international markets for listed stocks;

●	general economic conditions, including interest rates, inflation rates and exchange rates;

●	changes to government fiscal, monetary or regulatory policies, legislation or regulation;

●	inclusion in or removal from market indices;

●	the nature of the markets in which we operate;

●	technological innovations or new products and services by us or our competitors;

●	intellectual property disputes;

●	additions or departures of key personnel;

●	sales of our Common Stock;

●	loss of any strategic relationship;

●	industry developments;

●	period-to-period fluctuations in our financial results; and

●	other operational and business risks described in this Registration Statement or that are currently unknown or considered by us to not be material.

Other matters that may negatively affect investor sentiment and influence us specifically or the stock market more generally include acts of terrorism, an outbreak of international hostilities or fires, floods, earthquakes, labor, strikes, civil wars, pandemics and other natural disasters.

There are certain tax consequences for CDI holders.

The acquisition and disposal of CDIs will have tax consequences, which will differ depending on the individual facts and circumstances of each investor. All potential investors in us are urged to obtain independent financial and taxation advice about the consequences of acquiring CDIs from a taxation point of view and generally. There is a risk that both the level and basis of taxation may change in the U.S., Australia, the U.K., Canada and Malaysia, as well as new markets we may enter in the future. The tax considerations of investing in the CDIs may differ for each holder.

To the maximum extent permitted by law, we and our officers and advisors accept no liability and responsibility with respect to the taxation consequences of applying for CDIs.

Investors in our CDIs are subject to foreign exchange risk.

Our CDIs are priced in Australian Dollars. However, our reporting currency is USD. As a result, movements in foreign exchange rates may cause the price of our securities to fluctuate for reasons unrelated to our financial condition or our performance and may result in a discrepancy between our actual results of operations and investors’ expectations of returns on securities expressed in Australian Dollars.

Because the CDIs are priced in Australian Dollars, an investment in CDIs by an investor whose principal currency is not Australian Dollars exposes the investor to foreign currency exchange rate risk. Any depreciation in the value of the Australian Dollar in relation to such foreign currency will reduce the value of the CDIs in relation to such foreign currency.

In addition, any dividends paid on the CDIs may be denominated in USD or AUD depending on the country of residence of the CDI holder. As such, an investment in CDIs by an investor whose principal currency is not USD or AUD exposes the investor to foreign currency exchange rate risk. Any depreciation in the value of the USD or AUD in relation to such foreign currency will reduce the value of any such dividends in relation to such foreign currency.

We do not expect to pay dividends.

We plan to invest all cash flow into the business in order to maximize growth. Accordingly, no dividends are expected to be paid in the foreseeable future.

In the long-term, the payment and amount of any potential future dividends declared by us are subject to the discretion of the directors and will depend upon, among other things, our earnings, financial position, tax position and capital requirements, general economic conditions and other factors that the directors deem significant from time to time. Under Delaware law, we may only pay dividends, whether in cash or Common Stock, either out of our “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or out of the current or the immediately preceding year’s earnings.

Furthermore, we might not pay dividends if the directors determine, for example, that it would not be in our best interest to pay a dividend (because, for example, the directors determine that profits could be better utilized by re-investing in the business).

We are subject to possible changes in financial reporting standards.

U.S. GAAP is set by the Financial Accounting Standards Board (“FASB”) and is outside our control. There is a risk that interpretation of existing FASB accounting standards, including those relating to the measurement and recognition of key statement of operations and comprehensive loss, and statement of financial position items, including revenue and receivables, may differ. Changes to FASB accounting standards issued by FASB or changes to the commonly held views on the application of those standards could materially adversely affect the financial performance and position reported in our financial statements.

There are risks associated with anti-takeover provisions in our constituent documents and under Delaware law, which could limit the price investors might be willing to pay in the future for our CDIs.

In addition to the influence and control of our controlling stockholder, provisions of our constituent documents and Delaware law (including, in particular, the DGCL) could make an acquisition of us more difficult. Certain provisions of our Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and Bylaws could discourage, delay or prevent a merger, acquisition, tender offer or other means of effecting a change of control of us that CDI holders may consider favorable, including transactions in which CDI holders might otherwise receive a premium for their CDIs.

Furthermore, these provisions could frustrate attempts by CDI holders to replace or remove members of our Board of Directors or otherwise successfully submit and pass other CDI holder proposals. These provisions could also limit the price that investors might be willing to pay in the future for the CDIs, thereby depressing the market price of the CDIs. There is also a risk that CDI holders who wish to participate in these transactions or other actions may not have the opportunity to do so.

A summary of these provisions in our Certificate of Incorporation and Bylaws is set out in Item 11.

The Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain disputes.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for:

1.	any derivative action or proceeding brought on our behalf;

2.	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our CDI holders;

3.	any action asserting a claim arising pursuant to any provision of the DGCL, or our Certificate of Incorporation or Bylaws; or

4.	any action asserting a claim against us governed by the internal affairs doctrine.

The choice of forum provision in the Bylaws may limit our security holders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit CDI holders. The applicable courts may also reach different judgments or results than would other courts, including courts where a CDI holder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our CDI holders. With respect to the provision making the Court of Chancery the sole and exclusive forum for certain types of actions, CDI holders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware.

There are limitations on liability and indemnification of our directors and officers.

Our Certificate of Incorporation provides that, to the greatest extent permitted under the DGCL, a director shall not be personally liable to us or our stockholders (including our CDI holders) for any monetary breach of such director’s fiduciary duties. These provisions may discourage our securityholders from filing claims or otherwise bringing lawsuits against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by securityholders on our behalf against such a director. Our Bylaws also provide for indemnification and advancement of expenses to our directors, officers, and certain others acting on our behalf. In addition, we have entered into indemnity agreements with our directors and certain of our executive officers that provide for mandatory indemnification of directors and officers to the fullest extent permitted by the DGCL.

The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duty as directors by shifting the burden of such losses and expenses to us. Although we obtained coverage under our directors’ and officers’ liability insurance, certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded. As a result, in the event of any such claim involving one or more of our directors or officers, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to our securityholders who may choose to bring a claim against us.

Investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be adversely affected by the fact that several of the Company’s officers and directors reside outside of the U.S. and that all, or a substantial portion, of their assets and a portion of our assets, are located outside the U.S. It may not be possible for an investor to effect service of process within the U.S. on, or enforce judgments obtained in the U.S. courts against, us, certain of our subsidiaries or certain of our directors and officers based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S. In light of the above, there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable against the Company, certain of its subsidiaries or the Company’s directors and officers.

ITEM 2. FINANCIAL INFORMATION.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and notes to such financial statements included elsewhere in this Registration Statement.

The following discussion contains forward-looking statements that involve risks and uncertainties regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategy, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for, and use of, working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plan,” “potential,” “project,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend,” or the negative of these words or other variations on these words or comparable terminology. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under “Item 1A. Risk Factors” and other sections in this Registration Statement. See “Forward-looking Statements.”

Overview

We are a leading global EdTech company that partners with universities to deliver market-led, online higher education programs. Our university partner programs attract students looking to upskill or reskill to prepare for the future of work in an increasingly knowledge-based economy facing significant skills shortages, particularly in areas such as Healthcare.

Keypath was founded in Chicago in 2014 as a full-service OPM company. We provide a bundled suite of services to our university partners, including market research, program design and development, faculty recruitment and training, marketing and student recruitment, student support services, and field and clinical placements. Additionally, we continue to develop and improve KeypathEDGE, which offers data-informed insights to improve the experiences of both universities and students.

We enter into long-term contracts with universities and earn revenue from a share of tuition fees, typically ranging from 40% to 60%, paid to our university partners by students enrolled in the online programs delivered by us. Tuition shares are agreed with us and our university partners for each program prior to launch.

Immaterial Revisions to Previously Issued Financial Statements; Controls and Procedures

In 2024, in connection with the audit of our financial statements for the fiscal years ended June 30, 2023, 2022 and 2021 for inclusion in this Registration Statement, the Company made immaterial revisions to our previously reported consolidated financial statements for those years that were included in the Company’s Appendix 4E filed with the ASX on August 27, 2023, August 28, 2022 and August 29, 2021, respectively. Management concluded that the revisions are not material to the accompanying consolidated balance sheets as of June 30, 2023, 2022 and 2021 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended June 30, 2023, 2022, and 2021 but has revised them herein.

In connection with the audit of our financial statements for the fiscal years ended June 30, 2023, 2022 and 2021, a material weakness in our internal control over financial reporting was identified related to complex accounting transactions and attributed to a lack of sufficient technical accounting personnel to appropriately analyze, record, and disclose accounting matters for non-routine, non-recurring, complex accounting transactions.

In FY21, the Company began to implement a plan to develop its accounting and finance staff to meet the needs of its growing business and to help the Company adapt to being a public company in Australia following the IPO, including, but not limited to, by hiring new accounting and finance staff and engaging outside accounting and finance experts to perform non-routine analyses. The Company plans to continue to engage external resources in order to address the material weakness.

For additional information concerning the revisions, see Item 13. Financial Statements and Supplementary Data; Note 1, “Principal business activity and significant accounting policies” to our consolidated financial statements included elsewhere in this Registration Statement.

The consolidated financial statements that have been previously filed with the ASX or otherwise reported for those periods are superseded by the information in this Registration Statement. Unless otherwise stated, all financial and accounting information contained in this Registration Statement has been revised to reflect the revised presentation.

Key Operating Metrics (Non-GAAP)

The following discussion of our results of operations includes references to, and analysis of, contribution margin and Adjusted EBITDA (as defined below), which are financial measures not recognized in accordance with U.S. GAAP. These non-GAAP financial measures are used by management to monitor and evaluate the Company’s operating performance and make strategic decisions, including these related to operating expenses, and are used by investors to understand and evaluate our operating performance. These measures are not intended to serve as an alternative to U.S. GAAP measures of performance and may not be comparable to similarly titled measures presented by other companies. A reconciliation of these non-GAAP measures to their most directly comparable measures under U.S. GAAP is included below.

●	Contribution margin is revenue less direct costs, which consist of salaries and wages, direct marketing and general and administrative expenses attributable to direct departments. Contribution margin is used to monitor and evaluate financial performance for individual programs relative to planned performance targets over the whole-of-life of the programs.

●	Adjusted EBITDA is earnings before interest, tax, depreciation and amortization less certain non-recurring items as well as stock-based compensation (“SBC”) expense and Legacy Long-Term Incentive Plan Cash Award (“Legacy LTIP Cash Awards”).

The following table reconciles the Company’s primary measures of profitability contribution margin to Adjusted EBITDA for the periods indicated:

	Years Ended June 30,			Six Months Ended December 31,
	2023 $’000	2022 $’000	2021 $’000	2023 $’000	2022 $’000
Revenue	123,816	118,314	98,138	66,909	58,688
Direct salaries and wages	(50,548)	(46,558)	(37,156)	(25,183)	(25,330)
Direct marketing	(47,719)	(46,724)	(33,245)	(22,317)	(22,556)
General and administrative allocated to direct departments	(3,089)	(2,780)	(2,022)	(1,343)	(1,560)
Contribution margin	22,460	22,252	25,715	18,066	9,242
Corporate costs and other	(32,587)	(32,796)	(19,097)	(15,793)	(16,049)
Adjusted EBITDA	(10,127)	(10,544)	6,618	2,273	(6,807)

The following table reconciles the Company’s primary measures of profitability Adjusted EBITDA to Loss before income taxes for the periods indicated:

	Years Ended June 30,			Six Months Ended December 31,
	2023 $’000	2022 $’000	2021 $’000	2023 $’000	2022 $’000
Loss before income taxes	(23,669)	(23,033)	(76,069)	(3,606)	(13,254)
Adjusted to exclude the following:
Interest expense	-	-	2,346	-	-
Loss on redemption of non-controlling interest	-	-	27,667	-	-
Depreciation and amortization	5,369	4,741	4,064	2,704	2,739
Stock-based compensation	4,097	9,327	41,941	1,419	1,883
Legacy LTIP Cash Awards	1,825	(1,579)	1,754	-	1,825
IPO transaction costs	-	-	4,915	-	-
Restructuring	1,966	-	-	-	-
SEC registration costs	285	-	-	1,756	-
Adjusted EBITDA	(10,127)	(10,544)	6,618	2,273	(6,807)

Components of Results of Operations

Revenue

Revenue is generated from OPM services and comprises Keypath’s share of tuition fees paid to university partners by students undertaking the online programs that Keypath developed and launched for those university partners. The percentage of revenue share that Keypath earns is negotiated and specific to each contract, typically falling within the range of 40% to 60% of the tuition revenue. Contract durations with partners typically span from seven to ten years.

Programs are custom-developed, and revenue begins to accrue upon the enrollment of the first students in a program, typically occurring approximately six to eight months after the contract is signed.

Keypath provides its university partners with highly integrated OPM services, including market research, program development, academic services, marketing and recruitment, placement services, student services, faculty recruitment and course development to support online learning degree programs offered by universities.

Operating expenses

●	Salaries and wages – The Company’s cost base is primarily employee costs relating to the salaries and wages of its direct cost departments including recruitment (comprising student recruitment advisors and recruitment management departments), marketing services, product development (employees who work on program and learning design), student retention, account management and student placement. In addition to these direct costs, the Company also has corporate functions such as IT, finance, legal, HR, corporate communications, business development and executive management functions. Employee levels in most direct areas are determined so as to ensure that existing and planned contractual service standards can be met and tend to be program specific. Salaries and wages in other areas are less program specific and less affected by significant increases in revenue.

●	Direct marketing – The Company relies on pay per click advertising via Google, Facebook and LinkedIn as its main marketing channel in promoting online programs. Other lead generating channels also include search engine optimization, pay per impression and email marketing. Direct marketing costs also include creative costs, representing outsourced expenses notably related to creative design work, public relations and video.

●	General and administration (“G&A”) – G&A includes the aggregate costs of managing and administrating the affairs of the Company. Other G&A expenses primarily include information technology and communications, lease and property outgoings, professional fees and outsourced services, insurance, and travel.

●	Depreciation and Amortization – Depreciation and amortization expenses primarily consist of the depreciation of property and equipment, and the amortization of intangible assets. Depreciation includes expenses related to computer equipment, office equipment, and leasehold improvements. Amortization includes expenses associated with our capitalized course development, software and website development costs, as well as acquired intangible assets and contract acquisition costs. Course development expenditure primarily consists of capitalized salaries and wages of staff and contractor costs directly involved in program development. The Company capitalizes certain costs associated with developing its internal-use software. Contract acquisition costs include capitalized commissions paid to staff who earn such commissions as part of their compensation for selling new partners and programs.

●	Stock-Based Compensation (“SBC”) – SBC consists of two components:

●	SBC - 2021 Equity Incentive Plan (Ongoing): The Company adopted the 2021 Equity Incentive Plan with effect from the IPO.

●	SBC - Legacy Plans (Legacy): Prior to the IPO, Steve Fireng, our Founder, Executive Director and Global Chief Executive Officer, held restricted units, while certain employees and former directors held unit options. These awards were cancelled upon the IPO and replaced by CDIs and CDI Rights, respectively.

Other (expense) income

Other (expense) income primarily includes foreign currency transaction (losses) gains.

Interest expense

The Company remained debt-free during the six months ended December 31, 2023, FY23 and FY22 and had no interest expense during these periods. In FY21, interest expense was incurred on borrowings entered into by Keypath during FY20 and which were repaid in full at the IPO date.

Provision for Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining its provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Years Ended June 30,			Six Months Ended December 31,
	2023 $’000	2022 $’000	2021 $’000	2023 $’000	2022 $’000
Revenue	123,816	118,314	98,138	66,909	58,688
Operating expenses:
Salaries and wages	72,082	61,875	50,301	34,502	36,555
Direct marketing	47,719	46,724	33,245	22,317	22,556
General and administrative	17,529	17,498	14,797	9,372	8,021
Depreciation and amortization	5,369	4,741	4,064	2,704	2,739
Stock-based compensation	4,097	9,327	41,941	1,419	1,883
Total operating expenses	146,796	140,165	144,348	70,314	71,754
Operating loss	(22,980)	(21,851)	(46,210)	(3,405)	(13,066)
Other income (expense):
Interest expense	-	-	(2,346)	-	-
Loss on redemption of non-controlling interest	-	-	(27,667)	-	-
Other (expense) and income, net	(689)	(1,182)	154	(201)	(188)
Loss before income taxes	(23,669)	(23,033)	(76,069)	(3,606)	(13,254)
Income tax (expense) income	(774)	(1,088)	391	(1,254)	(260)
Net loss	(24,443)	(24,121)	(75,678)	(4,860)	(13,514)

Six months ended December 31, 2023 compared to the six months ended December 31, 2022

Revenue

	Six Months Ended December 31,
Revenue by region	2023 $’000	2022 $’000	Change $’000	Change %	Organic Growth [a]	Foreign Exchange [b]
Americas & Europe	38,316	31,961	6,355	19.9%	19.6%	0.3%
APAC	28,593	26,727	1,866	7.0%	10.0%	(3.0)%
Total revenue	66,909	58,688	8,221	14.0%	15.3%	(1.3)%

(a)	Organic growth represents the change in revenue excluding the impact of foreign exchange impacts.

(b)	The comparisons at constant currency rates (foreign exchange) reflect comparative local currency foreign exchange rates at the prior period’s average foreign exchange rates. This measure provides information on the change in revenue assuming that foreign currency exchange rates have not changed between the prior period and the current period. Management believes the use of this measure aids in the understanding of changes in revenue without the impact of foreign currency.

The Company earned revenue of $66.9 million in the six months ended December 31, 2023 compared to $58.7 million in the six months ended December 31, 2022, an increase of 14.0%. On a constant currency basis, revenue increased by 15.3% when adjusted for unfavorable foreign exchange impacts of $0.7 million.

Our Americas & Europe region includes the U.S., Canada and the U.K. Our APAC region includes Australia, Malaysia and Singapore. The Company’s revenues are primarily earned in the U.S. and Australia markets where 93.5% and 94.0% of revenue was generated in the six months ended December 31, 2023 and 2022, respectively.

	Six Months Ended December 31,
Revenue by vintage	2023 $’000	% of Revenue	2022 $’000	% of Revenue	Change $’000	Change %
Mature	30,948	46.3%	35,229	60.0%	(4,281)	(12.2)%
2021	15,719	23.5%	15,430	26.3%	289	1.9%
2022	11,521	17.2%	6,781	11.6%	4,740	69.9%
2023	7,508	11.2%	1,248	2.1%	6,260	501.6%
2024	1,213	1.8%	-	-%	1,213	-%
Total revenue	66,909	100.0%	58,688	100.0%	8,221	14.0%

The Company closely monitors revenue by vintage, the fiscal year in which a program has its first student intake. For example, if a program commences on July 1, 2023, it will be classified as an FY24 vintage. This helps in understanding the growth trajectory of programs as they evolve through the unit economic model. The model demonstrates how a program, over its lifecycle, transitions from an initial growth phase with significant investments and lower margins, to a maturity phase where efficiencies, stable revenues, and strategic improvements lead to a higher and more stable contribution margin, typically between 40% and 60%. Keypath begins to earn revenue from a program only after the first student intake.

Vintages prior to 2021 (mature) declined, as expected, by $4.3 million in the six months ended December 31, 2023. This decline can be attributed to several factors: a decrease in enrollment in some of our non-Healthcare programs and the reallocation of capital towards our newer, more in-demand programs, primarily in the Healthcare vertical.

The 2021 and subsequent vintages continue to scale toward maturity and reflect the full benefit of the KeypathEDGE platform and are primarily focused in the Healthcare vertical in the U.S. as well as across all verticals in the APAC market.

	Six Months Ended December 31,
Revenue by vertical	2023 $’000	% of Revenue	2022 $’000	% of Revenue	Change $’000	Change %
Nursing	26,481	39.6%	21,741	37.0%	4,740	21.8%
Health & Social Services	13,562	20.3%	9,601	16.4%	3,961	41.3%
Business	12,933	19.3%	13,476	23.0%	(543)	(4.0)%
STEM	7,619	11.4%	8,274	14.1%	(655)	(7.9)%
Education	4,692	7.0%	4,464	7.6%	228	5.1%
Other	1,622	2.4%	1,132	1.9%	490	43.3%
Total revenue	66,909	100.0%	58,688	100.0%	8,221	14.0%

Healthcare includes the Nursing and the Health & Social Services verticals. For the six months ended December 31, 2023 Healthcare revenue was $40.0 million, 27.8% higher than for the six months ended December 31, 2022. As a percentage of total revenue, Healthcare was 59.8% in the six months ended December 31, 2023 compared to 53.4% in the six months ended December 31, 2022.

Partners and student enrollments have continued to grow

	Six Months Ended December 31,
	2023	2022	Change	Change %
Partners	44	43	1	2.3%
Course enrollments	47,746	45,759	1,987	4.3%
Revenue per enrollment ($)	1,401	1,283	118	9.2%

Operating expenses

	Six Months Ended December 31,
	2023 $’000	% of Revenue	2022 $’000	% of Revenue	Change $’000	Change %
Salaries and wages	34,502	51.6%	36,555	62.3%	(2,053)	(5.6)%
Direct marketing	22,317	33.4%	22,556	38.4%	(239)	(1.1)%
General and administrative	9,372	14.0%	8,021	13.7%	1,351	16.8%
Depreciation and amortization	2,704	4.0%	2,739	4.7%	(35)	(1.3)%
Stock-based compensation	1,419	2.1%	1,883	3.2%	(464)	(24.6)%
Total operating expenses	70,314	105.1%	71,754	122.3%	(1,440)	(2.0)%

Salaries and wages decreased by $2.1 million, or 5.6%, to $34.5 million in the six months ended December 31, 2023. Salaries and wages for the six months ended December 31, 2022 include a $1.8 million Legacy LTIP Cash Awards expense. During the six months ended December 31, 2022, holders of the Legacy LTIP Cash Awards received a cash payment of $2.0 million (per the Board’s approval of 50% of the maximum award) in full settlement of such awards.

Direct marketing decreased by $0.2 million, or 1.1%, to $22.3 million in the six months ended December 31, 2023 due to efficiencies in spend associated with a maturing portfolio, spend rationalization for existing programs and reductions from exited programs.

G&A increased by $1.4 million, or 16.8%, to $9.4 million in the six months ended December 31, 2023. In FY23, after extensive review and analysis, the Company determined it is required to register our Common Stock with the SEC under the U.S. Securities Exchange Act of 1934. In connection with the Company’s evaluation of such matters and taking of initial steps to affect the SEC registration, the Company incurred costs, including accounting and legal advice, of $1.8 million in the six months ended December 31, 2023. This registration may increase the Company’s flexibility to access a broader range of investors in the future and list its securities on a larger national security exchange, but the Company has no current plans for any such listing or any U.S. capital raising.

SBC decreased by $0.5 million, or 24.6%, to $1.4 million in the six months ended December 31, 2023. The decrease primarily reflects CDI Rights that were fully vested in FY23.

Income tax expense

The Company recorded $1.3 million and $0.3 million income tax expense in the six months ended December 31, 2023 and 2022, respectively, primarily related to estimated current income tax liability for our Australian operations, withholding taxes, minimum state income tax payments and book to tax temporary differences.

Year ended June 30, 2023 (“2023”) compared to the year ended June 30, 2022 (“2022”)

Revenue

Revenue by region	2023 $’000	2022 $’000	Change $’000	Change %	Organic Growth	Foreign Exchange
Americas & Europe	67,871	61,274	6,597	10.8%	11.7%	(0.9)%
APAC	55,945	57,040	(1,095)	(1.9)%	5.8%	(7.7)%
Total revenue	123,816	118,314	5,502	4.7%	8.9%	(4.2)%

(a)	Organic growth represents the change in revenue excluding the impact of foreign exchange impacts.

(b)	The comparisons at constant currency rates (foreign exchange) reflect comparative local currency foreign exchange rates at the prior period’s average foreign exchange rates. This measure provides information on the change in revenue assuming that foreign currency exchange rates have not changed between the prior period and the current period. Management believes the use of this measure aids in the understanding of changes in revenue without the impact of foreign currency.

The Company earned revenue of $123.8 million in FY23 compared to $118.3 million in FY22, an increase of 4.7%. On a constant currency basis, FY23 revenue increased by 8.9% compared to FY22 when adjusted for unfavorable foreign exchange impacts of $5.0 million. The revenue comparability has been impacted in Australia by the COVID-related increase in enrollments due to lockdowns in FY22 and by the expected softening of enrollments in some programs from mature vintages, weighted to the business vertical in FY23.

Our Americas & Europe region includes the U.S., Canada and the U.K. Our APAC region includes Australia, Malaysia and Singapore. The Company’s revenues are primarily earned in the U.S. and Australia markets where 93.6% and 93.4% of revenue was generated in FY23 and FY22, respectively.

Americas & Europe contributed 54.8% of total revenue compared to 51.8% in FY22, driven in part by our continued progress in Healthcare. APAC contributed 45.2% of total revenue compared to 48.2% in FY22. On a constant currency basis, both regions grew their total revenue in FY23 as a result of growing existing programs and also the launch of new programs in key disciplines.

The five largest partners by revenue contributed 41.9%, or $51.9 million, to total revenue in FY23 compared to 45.0%, or $53.2 million, in FY22. All other partners grew their share to 58.1%, or $71.9 million compared to 55.0%, or $65.1 million, in FY22, reflecting a growing partner base. This reduction in partner concentration continued the positive trend of diversifying across verticals and programs.

Revenue by vintage	2023 $’000	% of Revenue	2022 $’000	% of Revenue	Change $’000	Change %
Mature	52,657	42.5%	65,925	55.7%	(13,268)	(20.1)%
2020	17,398	14.1%	19,029	16.1%	(1,631)	(8.6)%
2021	31,624	25.5%	28,570	24.1%	3,054	10.7%
2022	16,481	13.3%	4,790	4.0%	11,691	244.1%
2023	5,656	4.6%	-	-%	5,656	-%
Total revenue	123,816	100.0%	118,314	100.0%	5,502	4.7%

The Company closely monitors revenue by vintage, the fiscal year in which a program has its first student intake. For example, if a program commences on July 1, 2022, it will be classified as an FY23 vintage. This helps in understanding the growth trajectory of programs as they evolve through the unit economic model. The model demonstrates how a program, over its lifecycle, transitions from an initial growth phase with significant investments and lower margins, to a maturity phase where efficiencies, stable revenues, and strategic improvements lead to a higher and more stable contribution margin, typically between 40% and 60%. Keypath begins to earn revenue from a program only after the first student intake.

Vintages prior to 2020 (mature) declined, as expected, by $13.3 million in FY23. This decline can be attributed to several factors: a tough comparison with the COVID related increase in FY22, a decrease in enrollment in some of our non-Healthcare programs, and the reallocation of capital towards our newer, more in-demand programs, primarily in the Healthcare vertical.

The 2020 vintage declined by $1.6 million in FY23. Approximately $0.7 million of this decline was foreign currency related with the remainder being driven entirely by non-Healthcare programs and the lingering COVID effect in FY22. Our Healthcare programs in this vintage were up by over $0.7 million year-over-year.

The 2021 and subsequent vintages continue to scale toward maturity and reflect the full benefit of the KeypathEDGE platform and are primarily focused in the Healthcare vertical in the U.S. as well as across all verticals in the APAC market.

Revenue by vertical	2023 $’000	% of Revenue	2022 $’000	% of Revenue	Change $’000	Change %
Nursing	45,713	36.9%	38,399	32.5%	7,314	19.0%
Business	26,985	21.8%	32,666	27.6%	(5,681)	(17.4)%
Health & Social Services	22,282	18.0%	17,496	14.8%	4,786	27.4%
STEM	17,025	13.8%	18,557	15.7%	(1,532)	(8.3)%
Education	9,221	7.4%	9,670	8.2%	(449)	(4.6)%
Other	2,590	2.1%	1,526	1.3%	1,064	69.7%
Total revenue	123,816	100.0%	118,314	100.0%	5,502	4.7%

Healthcare includes the Nursing and the Health & Social Services verticals. FY23 Healthcare revenue was $68.0 million, 21.6% higher than FY22. As a percentage of total revenue, Healthcare was 54.9% in FY23 compared to 47.2% in FY22.

Partners, active programs and student enrollments have continued to grow

The Company defines a program as a bachelor’s, master’s, or doctoral degree program, a post master’s degree certificate (in the U.S.) or a graduate diploma program (in APAC) that we are actively supporting on behalf of one of our university partners or for which we have executed contracts for a future program launch. As of June 30, 2023, we had 212 programs, including 49 non-revenue generating programs, 34 of which were signed during FY23.

	2023	2022	Change	Change %
Partners	46	39	7	17.9%
Active programs	212	178	34	19.1%
Course enrollments	104,376	101,561	2,815	2.8%
Revenue per enrollment ($)	1,186	1,165	21	1.8%

Operating expenses

	2023 $’000	% of Revenue	2022 $’000	% of Revenue	Change $’000	Change %
Salaries and wages	72,082	58.2%	61,875	52.3%	10,207	16.5%
Direct marketing	47,719	38.5%	46,724	39.5%	995	2.1%
General and administrative	17,529	14.2%	17,498	14.8%	31	0.2%
Depreciation and amortization	5,369	4.3%	4,741	4.0%	628	13.2%
Stock-based compensation	4,097	3.3%	9,327	7.9%	(5,230)	(56.1)%
Total operating expenses	146,796	118.6%	140,165	118.5%	6,631	4.7%

Salaries and wages increased by $10.2 million, or 16.5%, to $72.1 million in FY23. This increase primarily reflects the full year impact of FY22 employee additions, higher mid-year FY23 headcount that was reduced as part of our restructuring later in the year, annual merit-based employee pay increases, and higher employee benefits costs.

Salaries and wages for FY23 include a $1.8 million Legacy LTIP Cash Awards expense compared to $1.6 million income as a result of change in the valuation of the associated liability. During the year ended June 30, 2023, holders of the Legacy LTIP Cash Awards received a cash payment of $2.0 million (per the Board’s approval of 50% of the maximum award).

To continue to focus our strategy and investment on where we can make the biggest impact with our unique competitive strengths, during Q4 FY23 we reduced our workforce by approximately 50 people and restructured our Canadian, U.K. and some U.S. operations, resulting in one-time restructuring charges of which $1.2 million was employee termination related charges reflected in FY23 salaries and wages above. These activities primarily occurred in our U.K. and Canada businesses, given our strategic focus on Healthcare in the U.S. and growing throughout the APAC region.

Direct marketing increased by $1.0 million, or 2.1%, to $47.7 million in FY23. This increase is primarily attributed to the growth in active programs and the number and size of programs in their development and launch phase, which was partially offset by spend rationalization for existing programs and reductions from exited programs.

G&A remained steady at $17.5 million in FY23.

In FY23, after extensive review and analysis, the Company determined it is required to register its shares with the SEC under the U.S. Securities Exchange Act of 1934. In connection with the Company’s evaluation of such matters and taking of initial steps to affect the SEC registration, the Company incurred costs, including accounting and legal advice, of $0.3 million in FY23 which is reflected in G&A expenses above. This registration may increase the Company’s flexibility to access a broader range of investors in the future and list its securities on a larger national security exchange, but the Company has no current plans for any such listing or any U.S. capital raising.

In addition, related to the restructuring of our Canadian and U.K. operations, we recognized a loss of $0.8 million due to the disposal of assets, which is reflected in G&A expenses above.

SBC decreased $5.2 million, or 56.1%, to $4.1 million in FY23.

	2023 $’000	2022 $’000
CDIs in relation to restricted units for Steve Fireng, the existing CEO (legacy)	647	2,019
CDI Rights in relation to unit options for employees (legacy)	819	5,221
Grants to the employees under the 2021 Equity Incentive Plan (ongoing)	2,631	2,087
Stock-based compensation	4,097	9,327

Other expense

Other expense consists primarily of foreign currency exchange losses, which were $0.7 million in FY23 and $1.1 million in FY22.

Income tax expense

For FY23, the Company recorded $0.8 million income tax expense primarily related to withholding taxes, minimum state income tax payments and book to tax temporary differences. For FY22, the Company recorded $1.1 million income tax expense primarily related to withholding taxes, minimum state income tax payments and adjustments related to prior year differences.

Year ended June 30, 2022 (“2022”) compared to the year ended June 30, 2021 (“2021”)

Revenue

Revenue by region	2022 $’000	2021 $’000	Change $’000	Change %	Organic Growth [a]	FY21 One-Time Revenue [b]	Foreign Exchange [c]
Americas & Europe	61,274	48,419	12,855	26.5%	31.9%	(5.4)%	0.0%
APAC	57,040	49,719	7,321	14.7%	18.0%	-%	(3.3)%
Total revenue	118,314	98,138	20,176	20.6%	24.9%	(2.7)%	(1.6)%

(a)	Organic growth represents the change in revenue excluding the impact of FY21 one-time revenue and foreign exchange impacts.

(b)	One-time fee of $2.6 million recognized in Q4 FY21 for transition services relating to a terminated contract.

(c)	The comparisons at constant currency rates (foreign exchange) reflect comparative local currency foreign exchange rates at the prior period’s average foreign exchange rates. This measure provides information on the change in revenue assuming that foreign currency exchange rates have not changed between the prior period and the current period. Management believes the use of this measure aids in the understanding of changes in revenue without the impact of foreign currency.

The Company earned revenue of $118.3 million in FY22 compared to $98.1 million in FY21, an increase of 20.6%. On a constant currency basis and excluding the impact of FY21 one-time revenue, FY22 revenue increased by 24.9% compared to FY21. Keypath’s strong revenue performance is underpinned by course enrollment growth, strong student retention and the launch of new programs in key disciplines.

Our Americas & Europe region includes the U.S. and Canada and the U.K. Our APAC region includes Australia, Malaysia and Singapore. The Malaysian business commenced operations during FY21 but did not earn any revenue in FY21 and earned immaterial revenue in FY22. We launched our first partner in Singapore in FY22 and we began generating revenue in FY23. The Company’s revenues are primarily earned in the U.S. and Australia markets where 93.4% and 93.3% of revenue was generated in FY22 and FY21, respectively.

Americas & Europe contributed 51.8% of total revenue compared to 49.3% in FY21, driven in part by our continued progress in Healthcare. APAC contributed 48.2% of total revenue compared to 50.7% in FY21. On a constant currency basis, both regions grew their total revenue in FY22 as a result of course enrollment growth, strong student retention and the launch of new programs in key disciplines.

The five largest partners by revenue contributed 45.0%, or $53.2 million, to total revenue in FY22 compared to 46.5%, or $45.6 million, in FY21. All other partners grew their share to 55.0%, or $65.1 million compared to 53.5%, or $52.5 million, in FY21, reflecting a growing partner base. This reduction in partner concentration continued the positive trend of diversifying across verticals and programs.

Revenue by vintage	2022 $’000	% of Revenue	2021 $’000	% of Revenue	Change $’000	Change %
Mature [a]	41,891	35.4%	50,622	51.6%	(8,731)	(17.2)%
2019	24,034	20.3%	21,555	22.0%	2,479	11.5%
2020	19,029	16.1%	15,363	15.7%	3,666	23.9%
2021	28,570	24.1%	10,598	10.8%	17,972	169.6%
2022	4,790	4.0%	-	-%	4,790	-%
Total revenue	118,314	100.0%	98,138	100.0%	20,176	20.6%

(a)	For FY21, mature vintage includes one-time fee of $2.6 million for transition services.

The Company closely monitors revenue by vintage, the fiscal year in which a program has its first student intake. For example, if a program commences on July 1, 2021, it will be classified as an FY22 vintage. This helps in understanding the growth trajectory of programs as they evolve through the unit economic model. The model demonstrates how a program, over its lifecycle, transitions from an initial growth phase with significant investments and lower margins, to a maturity phase where efficiencies, stable revenues, and strategic improvements lead to a higher and more stable contribution margin, typically between 40% and 60%. Keypath begins to earn revenue from a program only after the first student intake.

Vintages prior to 2019 (mature) declined year-over-year primarily as a result of this group containing some programs from the inception of the Company that are not in currently targeted verticals. 2019 and subsequent vintages continue to scale toward maturity and reflect the full benefit of the KeypathEDGE platform.

Revenue by vertical	2022 $’000	% of Revenue	2021 $’000	% of Revenue	Change $’000	Change %
Nursing	38,399	32.5%	21,246	21.6%	17,153	80.7%
Business	32,666	27.6%	36,314	37.0%	(3,648)	(10.0)%
Health & Social Services	17,496	14.8%	12,936	13.2%	4,560	35.3%
STEM	18,557	15.7%	11,662	11.9%	6,895	59.1%
Education	9,670	8.2%	12,686	12.9%	(3,016)	(23.8)%
Other	1,526	1.3%	3,294	3.4%	(1,768)	(53.7)%
Total revenue	118,314	100.0%	98,138	100.0%	20,176	20.6%

Healthcare includes the Nursing and the Health & Social Services verticals. FY22 Healthcare revenue was $55.9 million, 63.5% higher than FY21. As a percentage of total revenue, Healthcare was 47.2% in FY22 compared to 34.8% in FY21.

Partners, active programs and student enrollments have continued to grow

The Company defines a program as a bachelor’s, master’s, or doctoral degree program, a post master’s degree certificate (in the U.S.) or a graduate diploma program (in APAC) that we are actively supporting on behalf of one of our university partners or for which we have executed contracts for a future program launch. As of June 30, 2022, we had 178 programs, including 46 non-revenue generating programs, 40 of which were signed during FY22.

	2022	2021	Change	Change %
Partners	39	32	7	21.9%
Active programs	178	133	45	33.8%
Course enrollments	101,561	86,042	15,519	18.0%
Revenue per enrollment ($)	1,165	1,141	24	2.1%

Course enrollments grew 18.0% to 101,561 in FY22, aided by continued strong student retention and the signing of 45 new programs during the reporting period. The new programs added in FY22 brings the total number of active programs to 178 as of June 30, 2022.

Operating expenses

	2022 $’000	% of Revenue	2021 $’000	% of Revenue	Change $’000	Change %
Salaries and wages	61,875	52.3%	50,301	51.3%	11,574	23.0%
Direct marketing	46,724	39.5%	33,245	33.9%	13,479	40.5%
General and administrative	17,498	14.8%	14,797	15.1%	2,701	18.3%
Depreciation and amortization	4,741	4.0%	4,064	4.1%	677	16.7%
Stock-based compensation	9,327	7.9%	41,941	42.7%	(32,614)	(77.8)%
Total operating expenses	140,165	118.5%	144,348	147.1%	(4,183)	(2.9)%

Salaries and wages increased by $11.6 million, or 23.0%, to $61.9 million in FY22. This increase reflects the addition of 140 employees in FY22 to support the growth in partners, programs and students as well as increased corporate staff to support this growth and listed public company requirements. Note that FY21 reflects only 1 month of being a listed company and includes $0.7 million of internal costs related to IPO.

In FY21, in conjunction with the IPO, the existing performance awards plan was terminated and replaced by the conditional rights to receive a cash payment (“Legacy LTIP Cash Awards”). Due to the change in the valuation of the associated liability, salaries and wages for FY22 reflect an income of $1.6 million compared to an expense of $1.8 million in FY21.

Direct marketing increased by $13.5 million, or 40.5%, to $46.7 million in FY22. The increase is primarily attributed to the FY21-24 historically large vintages collectively being in their investment phase.

G&A increased by $2.7 million, or 18.3%, to $17.5 million in FY22. G&A costs increased as a result of the overall growth of the business, the expansion into Malaysia and Singapore and the infrastructure required to support a public company. Included in FY21 G&A were IPO transaction costs: a $3.2 million fee payable to Sterling Fund Management for services provided by it to the Company and its affiliates, and $1.0 million of advisor fees incurred in preparing the Company to operate as a listed public company (such as auditor and tax advisory fees related to the audited financial statements and reviewed financial statements, corporate governance advice, remuneration benchmarking and advisory fees related to the 2021 Equity Incentive Plan). There were no IPO-related costs for FY22.

SBC decreased by $32.6 million, or 77.8%, to $9.3 million in FY22. In FY21, in conjunction with the IPO, the existing restricted unit and options plan were terminated and replaced by conditional obligations on the Company to provide CDIs in relation to the restricted units and CDI Rights in relation to the employee options.

	2022 $’000	2021 $’000
CDIs in relation to restricted units for Steve Fireng, the existing CEO (legacy)	2,019	23,926
CDI Rights in relation to unit options for employees (legacy)	5,221	17,819
Grants to the employees under the 2021 Equity Incentive Plan (ongoing)	2,087	196
Stock-based compensation	9,327	41,941

Other (expense) income

Other expense consists primarily of foreign currency exchange losses and gains. In FY22 we had a $1.1 million loss and in FY21 a $0.2 million gain.

Interest expense

The Company remained debt-free during FY22 and had no interest expense during the year. Interest expense was incurred on borrowings entered into by Keypath during FY20 and which were repaid in full at the IPO date. For FY21, the Company recognized a $0.9 million non-cash write-off of unamortized balance of capitalized borrowing costs and the unwinding of the present value discount on the loan and $0.4 million in early termination fees, which have been recognized as an interest expense in the condensed consolidated statement of operations and comprehensive loss.

Loss on redemption of non-controlling interest

A number of third parties held interests in the Company prior to the IPO primarily in the form of redeemable preferred units that carried a preferred return rate per annum. All non-controlling interests were redeemed from the proceeds from the IPO (see also comments on financial position below). For FY21, a $27.7 million loss represents the difference between the payout values and their carrying amounts at the time of redemption.

Income tax (expense) benefit

For FY22, the Company recorded $1.1 million income tax expense primarily related to withholding taxes, minimum state income tax payments and adjustments related to prior year differences. For FY21, the Company recorded $0.4 million income tax benefit primarily related to the utilization of foreign net operating losses and the release of valuation allowances for its Canada and U.K. subsidiaries, post-IPO legal entity restructuring and recapitalization of certain foreign entities.

Financial Position

The Company’s IPO has transformed its capital structure and provided the Company with liquidity sufficient to fund its operations and pursue its growth objectives. A summary of the financial position of the Company is provided below for the periods indicated:

	2023 $’000	2022 $’000	2021 $’000	December 31, 2023 $’000
Cash and restricted cash	46,840	59,179	67,451	41,735
Accounts receivable and other current assets	13,179	19,038	22,213	7,127
Accounts payable and other current liabilities	(27,779)	(25,328)	(21,607)	(19,302)
Net working capital	32,240	52,889	68,057	29,560
Property and equipment, net	1,007	1,260	1,715	858
Goodwill	8,754	8,754	8,754	8,754
Intangible assets, net	7,589	6,901	5,893	8,376
Other non-current assets	4,938	6,894	8,458	3,762
Other non-current liabilities	(469)	(440)	(951)	(367)
Net assets	54,059	76,258	91,926	50,943

Liquidity and Capital Resources

In June 2021, in connection with our initial public offering on the ASX, we received net proceeds of $154.4 million, net of issuance and transaction costs, of which $58.6 million was used to payout non-controlling interests, $18.3 million to pay the non-participating security holders and $10.0 million to repay the outstanding loan. Keypath’s balance sheet remains strong with cash and no debt at June 30, 2023 of $46.8 million compared to $59.2 million at June 30, 2022.

The Company’s main use of cash is to support our growth strategy, fund our operations and working capital and our investment in the development of programs and other capital expenditure.

We believe our existing cash along with cash flow from operations, will be sufficient to meet our working capital and investment requirements beyond the next 12 months.

The following table summarizes our cash flows for the periods indicated:

				Six Months Ended December 31,
	2023 $’000	2022 $’000	2021 $’000	2023 $’000	2022 $’000
Net cash from:
Operating activities	(4,822)	(1,705)	(11,224)	(2,236)	(3,089)
Investing activities	(5,367)	(4,870)	(4,143)	(2,898)	(2,576)
Financing activities	(1,956)	-	67,502	(50)	(1,904)
Effect of exchange rate changes on cash and restricted cash	(194)	(1,697)	617	79	(97)
Net change in cash and restricted cash	(12,339)	(8,272)	52,752	(5,105)	(7,666)

Seasonality

The Company’s business is subject to seasonality as revenue is affected by when programs start as determined by university partners. In the U.S. and Canada, program starts are typically similar in all quarters except for the second (December) quarter. All jurisdictions experience negligible levels of program starts during November and December due to closure of universities for the holiday period. In Australia, program starts are higher in the first and third quarters.

Operating Activities

Net cash used in operations in the six months ended December 31, 2023 decreased to $2.2 million from $3.1 million in the six months ended December 31, 2022, primarily driven by the $2.0 million one-time cash settlement of LTIP Cash Award in FY23 and change in the net working capital.

Net cash used in operations in FY23 increased to $4.8 million from $1.7 million in FY22, primarily driven by the $2.0 million one-time cash settlement of LTIP Cash Awards in FY23 and change in the net working capital.

Net cash used in operations in FY22 decreased to $1.7 million from $11.2 million in FY21, primarily driven by strong revenue growth, collections and focus on cash management. During FY22, we have spent approximately $19 million related to the FY22, FY23 and FY24 vintages, primarily reflected in cash from operating activities. During FY21, we have spent approximately $12 million related to the FY21 and FY22 vintages and $4.9 million on IPO transaction costs.

Investing Activities

Net cash used in investing activities in the six months ended December 31, 2023 increased to $2.9 million from $2.6 million in the six months ended December 31, 2022, primarily representing the capitalized value of employee and contractor costs directly involved in the development of programs and capitalized software and website development costs.

Net cash used in investing activities in FY23 increased to $5.4 million from $4.9 million in FY22, primarily representing the capitalized value of employee and contractor costs directly involved in the development of programs and capitalized software and website development costs.

Net cash used in investing activities in FY22 increased to $4.9 million from $4.1 million in FY21 primarily representing the capitalized value of employee and contractor costs directly involved in the development of programs and capitalized software and website development costs.

Financing Activities

Net cash used in financing activities in the six months ended December 31, 2023 was insignificant and $1.9 million in the six months ended December 31, 2022, representing the amount of cash outflow to satisfy employees’ income tax withholding obligations as part of a net-share settlement of stock-based awards and employee stock repurchases.

Net cash used in financing activities in FY23 was $2.0 million, representing the amount of cash outflow to satisfy employees’ income tax withholding obligations as part of a net-share settlement of stock-based awards and employee stock repurchases. There were no financing cash flow activities in FY22.

There were no financing cash flow activities in FY22. FY21 financing cash flows reflect the net proceeds from the IPO and the use of those funds to pay in full the non-controlling interests, the non-participating security holders and the borrowings.

Contractual obligations and commitments

As of June 30, 2023, we have future contractual obligations related to leased facilities under operating lease agreements expiring through 2025 in the amount of $1.0 million, of which approximately $0.6 million is short-term in nature. We have office facility operating leases in the U.S., Australia, and Canada.

We have short-term contractual obligations in the amount of $1.3 million. These obligations include agreements with vendors in the areas of software-as-a-service, cloud infrastructure and network service providers. We did not have material obligations or commitments with any other individual vendors as of June 30, 2023.

Off-Balance Sheet Arrangements

For the years ended June 30, 2023, 2022 and 2021, there were no off-balance sheet arrangements.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates.

Foreign Currency Exchange Risk

The USD is our reporting currency. The functional currency of each of our foreign subsidiaries is the currency of the economic environment in which the subsidiary primarily does business. Revenues denominated in currencies other than the USD accounted for 51% of our consolidated revenues for the year ended June 30, 2023. We therefore have foreign currency risk related to these currencies, which is primarily the Australian dollar. Accordingly, changes in exchange rates, and in particular a weakening of foreign currencies relative to the USD, may negatively affect our revenue and operating income as expressed in the USD. For the year ended June 30, 2023, a hypothetical 5% adverse change in the average annual foreign currency exchange rates would have decreased our consolidated revenues by approximately $3 million. In addition, the effect of exchange rate changes on cash in the year ended June 30, 2023, was a decrease of $0.2 million. We do not use foreign exchange contracts or derivatives to hedge any foreign currency exposures.

Critical accounting policies and estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of consolidated financial statements requires management to make estimates, assumptions and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. This discussion is provided to supplement the descriptions of our accounting policies contained in Item 13. Financial Statements and Supplementary Data; Note 1, “Principal business activity and significant accounting policies” to our consolidated financial statements included elsewhere in this Registration Statement.

Revenue Recognition

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The transaction price is determined based on the consideration to which the Company expects to be entitled to in exchange for transferring services to the customer.

OPM services include market research, program development, academic services, marketing and recruitment, placement services, student services, faculty recruitment and course development to support online degree programs offered by universities. Our contractual fees are primarily comprised of a share of the tuition fees charged to students enrolled in program courses with our customers, who are university partners. The Company’s contracts with university partners typically have terms of seven to ten years and are non-cancellable unless there is a failure to enroll a minimum number of students in the program. The Company determined that OPM services constitute a single performance obligation, consisting of a distinct series of academic terms. This is because the obligations under the contracts consist of significantly integrated technology and services that university partners need to attract, enroll, educate and support students, which are not distinct within the context of the contracts. The single performance obligation is satisfied over time as the university partners receive and consume benefits, which occurs ratably over a series of academic terms. In this context, each academic term represents an individual item within each series. The amounts received from university partners over the term of the arrangement are variable in nature in that they are dependent upon the number of students that are enrolled in the program within each academic term. These amounts are allocated to and are recognized ratably over the related academic term, defined as the period beginning on the first day of classes through the last. Fees paid by customers, paid in advance, are deferred in the consolidated balance sheets and recognized as income as they are earned over the academic term to which they are allocated.

The Company does not disclose the value of unsatisfied performance obligations because the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a service to the academic term to which the variable consideration relates that forms part of a single performance obligation.

Goodwill

Goodwill is tested for impairment at the reporting unit level annually, as of April 1, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company determined that the business operations as a whole are represented by a single reporting unit, which is OPM. Therefore the Company’s impairment tests are based on a single operating segment and reporting unit structure.

When testing for goodwill impairment, the Company performs a qualitative assessment. Based on the results of this qualitative assessment, we determine if it is necessary to perform a quantitative goodwill impairment review. We review goodwill for impairment using a quantitative approach if we decide to bypass the qualitative assessment or determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value based on a qualitative assessment. Upon completion of a quantitative assessment, we may be required to recognize an impairment based on the difference between the carrying value and the fair value of the reporting unit.

Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit and may be based on the income approach (discounted cash flow method) or the market approach (guideline public company method).

After performing the qualitative assessment, as of April 1, 2023, the Company determined that goodwill was not impaired. As a result of the deterioration of the Company’s share price in Q4 FY23, a quantitative goodwill impairment review was performed as of June 30, 2023. No impairment was required to be recognized as the fair value of the reporting unit was determined to be greater than the carrying value.

Recent Accounting Pronouncements

See Item 13. Financial Statements and Supplementary Data; Note 1, “Principal business activity and significant accounting policies” to our consolidated financial statements included elsewhere in this Registration for recently adopted accounting pronouncements.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of reporting company effective dates.

ITEM 3. PROPERTIES.

Our Company is headquartered in Chicago, Illinois. We also maintain leased and licensed office spaces in Melbourne, Australia; Toronto, Canada; and Kuala Lumpur, Malaysia. The Keypath workforce has transitioned to a hybrid and remote work environment following the COVID pandemic, and we believe that our facilities are adequate to meet the needs of our current workforce.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the beneficial ownership of shares of our Common Stock (including shares underlying all issued and outstanding CDIs) as of February 1, 2024, of the Company by (i) each person who, to our knowledge, owns more than 5% of our Common Stock, (ii) each of our named executive officers and directors, and (iii) all of our executive officers and directors as a group. Shares of our Common Stock subject to options, warrants, or other rights currently exercisable, or exercisable within 60 days of February 1, 2024, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person. As of February 1, 2024, the Company had 214,694,686 shares of Common Stock issued and outstanding, including all shares of Common Stock underlying issued and outstanding CDIs. Unless otherwise indicated below, the address for each beneficial owner is c/o 1933 N. Meacham Rd., Suite 310, Schaumburg, IL 60173.

Name of beneficial owner 5% Stockholders	Number of Shares of Common Stock Beneficially Owned (1)	Percentage of Common Stock Beneficially Owned
AVI Mezz Co LP (2)	141,687,978	66.0%
Copia Investment Partners Ltd (3)	12,975,000	6.04%
Lennox Capital Partners Pty Ltd (4)	11,763,564	5.48%
Directors and named executive officers:
Steve Fireng	9,521,783	4.44%
Peter Vlerick	1,304,889	*
Ryan O’Hare	861,114	*
Diana Eilert (5)	95,559	*
Robert Bazzani (6)	48,637	*
Melanie Laing	30,997	*
Susan Wolford	30,997	*
R. Christopher Hoehn-Saric (7)	˗	˗
M. Avi Epstein (8)	-	-
All directors and executive officers as a group (10 individuals) (9)	12,470,809	5.81%

*	Less than one percent (1%).

(1)	Includes shares of Common Stock underlying issued and outstanding CDIs as of February 1, 2024.

(2)	AVI Mezz Co LP holds the CDIs shown in the table above on behalf of Sterling Capital Partners IV, L.P. (“SCP IV”) and SCP IV Parallel, L.P. (“SCP IV Parallel”). The general partner of AVI Mezz Co LP is SCP IV. The general partner of SCP IV and SCP IV Parallel is SC Partners IV, LP (“SC Partners LP”). The general partner of SC Partners LP is Sterling Capital Partners IV, LLC (“SC Partners IV”). SC Partners IV is managed by Steven M. Taslitz, Douglas L. Becker and R. Christopher Hoehn-Saric. Each of the aforementioned entities and individuals may also be deemed to be the beneficial owners having voting power and/or investment power with respect to the securities described above. Messrs. Taslitz, Becker and Hoehn-Saric disclaim beneficial ownership of the securities held directly by AVI Mezz Co LP. The business address of each of the entities and persons listed in this footnote is c/o Sterling Partners, 167 N. Green St., 4th Floor, Chicago, Illinois 60607.

(3)	Based on information from the Form 603 Notice of Initial Substantial Holder signed by Copia Investment Partners Ltd on November 15, 2023 and filed with the ASX on November 20, 2023. The address for Copia Investment Partners Ltd is Level 47, 80 Collins Street (North Tower), Melbourne, Victoria, 3000, Australia.

(4)	Based on information from the Form 604 Notice of Change of Substantial Holding signed by Lennox Capital Partners Pty Ltd and filed with the ASX on October 4, 2023. The address for Lennox Capital Partners Pty Ltd is Level 2, 5 Martin Place, Sydney NSW 2000, Australia.

(5)	Includes 2,696 shares of our Common Stock underlying CDIs held by Diana Eilert’s spouse. Ms. Eilert disclaims beneficial ownership of the Common Stock underlying CDIs held by her spouse.

(6)	Includes 540 shares of our Common Stock underlying CDIs held by Robert Bazzani’s spouse. Mr. Bazzani disclaims beneficial ownership of the Common Stock underlying CDIs held by his spouse.

(7)	Mr. Hoehn-Saric is the Co-founder and Senior Managing Director of Sterling Partners and disclaims beneficial ownership of the Common Stock underlying CDIs held directly by AVI Mezz Co LP as described in the table above. See also footnote 2 above.

(8)	M. Avi Epstein is a managing director of Sterling Partners and serves as the firm’s Chief Operating Officer, General Counsel and Chief Compliance Officer. Mr. Epstein disclaims beneficial ownership of any shares of Common Stock underlying CDIs held directly by AVI Mezz Co LP as described in the table above. See also footnote 2 above.

(9)	Includes beneficial ownership of all directors and named executive officers as set out in the table above, as well as the beneficial ownership of our one additional executive officer, Eric Israel (General Counsel and Company Secretary).

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers as of February 1, 2024.

Name	Age	Position
Steve Fireng*	55	Global Chief Executive Officer and Executive Director
Peter Vlerick*	54	Chief Financial Officer
Ryan O’Hare*	43	Chief Executive Officer, Australia Asia-Pacific
Eric Israel*	50	General Counsel and Company Secretary
Diana Eilert	64	Non-Executive Chair
Melanie Laing	62	Non-Executive Director
Robert Bazzani	64	Non-Executive Director
Susan Wolford	69	Non-Executive Director
R. Christopher Hoehn-Saric	61	Non-Executive Director
M. Avi Epstein	50	Non-Executive Director

*	Denotes Executive Officer for Section 16

Steve Fireng Mr. Fireng is our Global Chief Executive Officer and founder and was appointed an executive director of the Company in March 2021 and has served as Global Chief Executive Officer of our business since January 2014. Mr. Fireng lives in Illinois, U.S. Mr. Fireng has over 25 years of experience in higher education, having led both institutional and corporate teams. Prior to our founding, Mr. Fireng was CEO and President at EmbanetCompass (later renamed Pearson Embanet) where, after five years of leading the business, it was acquired by Pearson for $650 million. He spent over 17 years at Career Education Corporation, holding a variety of senior leadership positions where he was one of the founding leadership members, growing two online universities from inception to over 30,000 students in five years, leaving as Group President. Mr. Fireng holds a Bachelor of Science (Business Administration) from the W.A. Franke College of Business at Northern Arizona University. Steve was selected to serve as Global Chief Executive Officer and also on the Board due to his strong experience in higher education and executive leadership.

Peter Vlerick Mr. Vlerick joined Keypath as Chief Financial Officer in February 2018. He has over 30 years of finance leadership experience for both public and privately-owned companies in the technology and manufacturing sectors. Prior to joining Keypath, Mr. Vlerick was chief financial officer of BravoSolution S.p.A., a SaaS-based strategic sourcing provider; Avatar Solutions, a SaaS-based healthcare, research, analytics and performance improvement company; and Servigistics, Inc., a SaaS-based service lifecycle management software provider. Mr. Vlerick’s earlier career includes financial leadership positions at Orbitz Worldwide, RR Donnelley and Ernst & Young. Mr. Vlerick is a Certified Public Accountant (CPA) and holds a Master of Business Administration (Finance, Marketing, and Statistics) from the University of Chicago and a Bachelor of Science in Accounting (Magna Cum Laude) from Boston College. Peter was selected to serve as Chief Financial Officer due to his experience in financial leadership for both public and private companies.

Ryan O’Hare Mr. O’Hare joined Keypath in February 2014 and currently serves as Chief Executive Officer of Australia & Asia-Pacific. Mr. O’Hare founded our Australian business in 2014. Mr. O’Hare has over 20 years of experience at the forefront of higher education across the U.K., North America, Australia and Asia-Pacific. Prior to joining Keypath, Mr. O’Hare was the National Learning Solutions Manager at Pearson Asia-Pacific and held leadership roles at Achieve Global Australia, Edge Consulting, and Invest Northern Ireland. Mr. O’Hare holds a postgraduate qualification in Management and a Bachelor of Arts (Humanities) (Hons) from the University of Ulster. Ryan was selected to serve as Chief Executive Officer of Australia & Asia Pacific due to his experience in global higher education.

Eric Israel Mr. Israel joined Keypath in January 2016 and currently serves as our General Counsel and Company Secretary. Mr. Israel has over 20 years of legal experience in the K-12 and higher education sectors. Prior to joining Keypath, Mr. Israel served as general counsel and secretary for the Meritas Family of Schools, Senior Vice President and Business Unit General Counsel for Career Education Corporation, and a corporate attorney at Katten Muchin Rosenman LLP. Mr. Israel holds a Juris Doctor (cum laude) from Loyola University Chicago School of Law and a Bachelor of Arts (Political Science) from the University of Michigan. Eric was selected to serve as General Counsel and Company Secretary due to his pertinent experience in the higher education industry as a general counsel, secretary and corporate attorney.

Diana Eilert Ms. Eilert was appointed as the independent, non-executive Chair of the Company in May 2021. Ms. Eilert has more than 10 years as a listed company director and has held board roles in some of Australia’s best-known companies. Her focus is on companies scaling up and sectors undergoing digital transformation. Ms. Eilert is currently a non-executive director of ASX-listed company Domain Holdings Australia Limited (appointed 2017) and was previously a non-executive director of Elders Limited (2017 - 2023), Super Retail Group (2015 - 2021), Navitas Limited (2014 - 2019), REA Group Ltd (2010 - 2012) and Veda Group Limited (2013 - 2016). With an extensive and diverse executive career spanning more than 25 years, Ms. Eilert has run large businesses and held senior strategic roles. Her experience includes roles as Head of Strategy and Corporate Development for News Limited, Group Executive for Suncorp’s entire insurance business and subsequently Group Executive for Technology, People and Marketing. She spent 10 years with Citibank and as part of the senior leadership team and consulted in strategy as a Partner with IBM and as Principal with A.T. Kearney. Ms. Eilert is a member of the Australian Competition Tribunal (appointed December 2019). She holds a Bachelor of Science from The University of Sydney and a Master of Commerce from The University of New South Wales. Ms. Eilert was selected to serve on the Board due to her experience as a non-executive director to ASX-listed companies.

Melanie Laing Ms. Laing was appointed as an independent, non-executive director and People, Remuneration and Sustainability Committee Chair of the Company in May 2021. Ms. Laing is a non-executive director and global executive with an expansive and diverse background, bringing a depth of experience shaping enterprise-wide culture and capability in markets undergoing significant change and growth. Ms. Laing was previously Group Executive, Human Resources at the Commonwealth Bank of Australia from 2012 until 2018, where she led a global team, responsible for the strategic planning, transformation and implementation of the bank’s people agenda and human resources servicing globally. Prior to this, she was the Global Head of People and Culture at Origin Energy and has previously held executive human resources leadership roles with Unisys Asia Pacific, Vodafone Asia Pacific and the General Re Corporation Europe, having lived and worked extensively overseas. Melanie is currently a non-executive director of ASX-listed companies AUB Group and Ridley Corporation (both appointed 2023). Ms. Laing was previously a non-executive director of Inflection.com, Inc. (appointed 2020) and Chief Executive Women (appointed 2020). Ms. Laing holds a Post Graduate Diploma in Personnel Management (IPM) from the University of Westminster, London and a Bachelor of Arts (Hons) from the University of Witwatersrand, in South Africa. Ms. Laing is a Fellow of the Australian Institute of Company Directors (FAICD) and a Fellow of the Australian Human Resources Institute (FAHRI). Ms. Laing was selected to serve on the Board and on the People, Performance and Culture Committee Chair due to her experience as a non-executive director and in executive leadership.

Robert Bazzani Mr. Bazzani was appointed as an independent, non-executive director of the Company in May 2021. Mr. Bazzani spent 21 years at KPMG, holding a variety of senior leadership positions, including as Chairman of KPMG Victoria, National Managing Partner for KPMG Australia’s Enterprise Division and National Managing Partner for KPMG’s M&A Division, before he retired in 2019. While in these various roles, Mr. Bazzani was a member of KPMG’s National Executive Committee, which oversees and is responsible for KPMG’s turnover, strategic decision making, profitability and operations. Mr. Bazzani was previously a non-executive director of ASX-listed Class Ltd (2020 – 2023) and is currently Chairman of Natrio Australia and Mach7 Technologies (appointed 2020), as well as Natrio Australia Pty Ltd, ORDE Financial Ltd, and NALSPA Limited. Mr. Bazzani holds a Master of Business Administration from Monash University and a Bachelor of Laws (LLB) and Bachelor of Science from Monash University. Mr. Bazzani was selected to serve on the Board due to his experience as a non-executive director and senior leadership.

Susan Wolford Ms. Wolford was appointed as an independent, non-executive director of the Company in May 2021. Ms. Wolford spent 17 years at BMO Capital Markets, holding a variety of senior leadership positions, and was Vice Chair in her final role before retiring in 2020. She has extensive investment and corporate banking experience and, at BMO Capital Markets, was previously Group Head & Managing Director of the Technology & Business Services Group and the Media & Business Services Group. Prior to this, Ms. Wolford was a Managing Director at First Union and held roles at Parker/ Hunter Incorporated, PNC Securities and Kidder Peabody. Ms. Wolford is on the Director’s Leadership Council of the Rutgers Cancer Institute of New Jersey (appointed 2008) and was a member of the Dean’s Advisory Council of Villanova School of Business (2002 - 2021). She is currently serving as a board member of Savvas Learning Company, Lightbridge Academy, Edify Acquisition Corporation, eDynamic Learning, and Mindprint Learning. Ms. Wolford holds a Master of International Affairs (International Finance) from Columbia University and a Bachelor of Arts (History) from Villanova University. Ms. Wolford was selected to serve on the Board due to her experience in senior leadership positions, her role as Vice Chair of BMO Capital Markets and her experience serving on the councils of higher education institutions.

R. Christopher Hoehn-Saric Mr. Hoehn-Saric was appointed as a non-executive director of the Company in March 2021 and has served as a director of our entities since 2014. Mr. Hoehn-Saric is the Co-founder and Senior Managing Director of Sterling Partners, a growth- oriented, private-equity firm that was an early investor in Keypath. Since its founding in 1983, Sterling Partners has established a track record of successful investment activity throughout a variety of economic and market conditions. Mr. Hoehn-Saric is currently a board member for Amerigo Education (appointed 2016) and Hudson Global Scholars (appointed 2019). Mr. Hoehn-Saric has previously served as a director of other companies in the education industry, including Sylvan Learning, Connections Academy and Shorelight Education. Mr. Hoehn-Saric is an emeritus Trustee of Johns Hopkins University, having served on its board of directors for 18 years. Mr. Hoehn-Saric was selected to serve on the Board due to his affiliation with our majority stockholder and due to his experience as a non-executive director and as Co-founder and Senior Managing Director of Sterling Partners.

M. Avi Epstein Mr. Epstein was appointed as a non-executive director of the Company in March 2021 and has served as a director of our entities since 2014. Mr. Epstein joined Sterling Partners in 2008 and is currently a managing director and serves as the firm’s Chief Operating Officer, General Counsel and Chief Compliance Officer. Mr. Epstein previously served as general counsel and Vice President of Business Affairs for a division of Kaplan, Inc. and also worked as a corporate attorney at Katten Muchin Rosenman LLP. Mr. Epstein is also currently a board member of Cintana Education (appointed 2019). Mr. Epstein holds a Juris Doctor from Harvard Law School and a Bachelor of Arts (Political Science) from The Ohio State University. Mr. Epstein was selected to serve on the Board due to his affiliation with our majority stockholder and due to his experience as a non-executive director and other executive leadership experience.

ITEM 6. EXECUTIVE COMPENSATION.

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion. This section describes the material elements of the compensation awarded to, earned by, or paid to our Global Chief Executive Officer, Steve Fireng, and our two most highly compensated executive officers (other than our Global Chief Executive Officer), Peter Vlerick, our Chief Financial Officer, and Ryan O’Hare, our Chief Executive Officer, Australia & Asia-Pacific. These executives are collectively referred to in this “Executive Compensation” section as our named executive officers. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities during the fiscal years that ended June 30, 2023 and 2022.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Steve Fireng	2023	568,679	996,188	1,589,901	12,530	3,154,768
Founder, Executive Director and	2022	552,115	-	286,436	20,922	838,551
Global Chief Executive Officer
Peter Vlerick	2023	382,566	223,388	440,551	10,547	1,046,505
Chief Financial Officer	2022	371,423	-	160,578	11,658	532,001
Ryan O’Hare	2023	290,654	352,872	386,361	16,011	1,029,888
Chief Executive Officer, Australia Asia-Pacific	2022	264,530	-	644,029	16,561	908,558

(1)	Amounts reflect salary payable for services rendered during the applicable fiscal year.

(2)	Stock Award reflect RSUs granted to executives during the applicable fiscal year. For the assumptions used in valuing these awards for the purposes of computing this expense, please see Item 13. Financial Statements and Supplementary Data; Note 13, “Stock-based compensation” to our consolidated financial statements included elsewhere in this Registration Statement.

(3)	Amounts reflect cash bonus amounts earned pursuant to Legacy LTIP Cash Award, applicable Commissions and our Incentive Compensation Plan, discussed in greater detail below.

(4)	Amounts reflect company 401(k) or superannuation contributions.

Narrative Disclosure to Summary Compensation Table

For FY22 and FY23, the compensation program for named executive officers consisted of base salary, cash and equity-based incentive compensation, and certain standard employee benefits.

Base Salary

Base salary for each named executive officer is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance. Our named executive officers are parties to employment agreements each described further below, which set forth base salary entitlements.

Base salaries are reviewed annually and endorsed by the People, Remuneration and Sustainability Committee and approved by the Board.

As of June 30, 2022, the annual base salaries applicable to our named executive officers were as follows: Mr. Fireng, $550,000, Mr. Vlerick, $370,000, and Mr. O’Hare, A$375,000. As of June 30, 2023, the annual base salaries applicable to our named executive officers were as follows: Mr. Fireng, $566,500, Mr. Vlerick, $381,100, and Mr. O’Hare, A$430,000.

Short-term incentive component

To promote and reward outstanding performance, executives are eligible for an annual cash incentive payment under our Incentive Compensation Plan (“ICP”), calculated as a target percentage of base salary.

For FY22, the target ICP opportunity was 60% of base salary for the Global Chief Executive Officer and 50% of base salary for the Chief Financial Officer, and Chief Executive Officer, Australia Asia-Pacific with opportunities to exceed the target if the Company outperformed on revenue and Adjusted EBITDA targets. The maximum ICP opportunity in FY22 was 180% of the target bonuses for all executives. This was unchanged for FY23.

An ICP payment is only earned if we achieve a minimum global revenue threshold determined by the Board each year, and if the executive remains employed by us on the date of payment. The FY22 ICP was weighted as follows:

●	50% on global revenue target achievement;

●	30% on global Adjusted EBITDA target achievement; and

●	20% on achievement of Board-approved individual objectives.

For FY22, based on the financial and individual achievements of the Executive Leadership Team, the executives earned ICP payments at 87% of their target weighting. While below the stretch targets that were set for our management team, this achievement reflected the strong revenue growth in FY22 and overachievement on Adjusted EBITDA target as Keypath made progress towards the path to profitability.

For the FY23 ICP, due to the strategic importance of Keypath achieving profitability, the Board approved increasing the weighting of the Adjusted EBITDA measure from 30% to 40% (and subsequently reducing the weighting of the Revenue measure from 50% to 40%). The FY23 ICP was weighted as follows:

●	40% on global revenue target achievement;

●	40% on global Adjusted EBITDA target achievement; and

●	20% on achievement of Board-approved individual objectives.

For FY23, based on the financial and individual achievements of the Executive Leadership Team, the executives earned ICP payments at 100% of their target bonuses. Overall, financial hurdles were achieved on both global revenue and global Adjusted EBITDA, and the executives successfully accomplished individual objectives.

Long-term incentive component

Equity is a significant component of executive remuneration, as the Board believes it is a critical element to ensure alignment with stockholder interests and long-term growth of the Company.

We adopted the 2021 Equity Incentive Plan with effect from the IPO that provides the framework under which individual grants of equity-based awards (“Award(s)”) may be made to directors and employees of the Company.

The 2021 Equity Incentive Plan was designed to allow the Board to grant Awards to attract and retain key employees, and to align the interests of its directors and employees with those of the Company and its stockholders.

No Awards were granted to executives in FY22.

FY23 Equity Awards

Equity grants made in FY23 were delivered as Restricted Stock Units (“RSUs”) and structured as follows:

●	Long-term Incentive (“LTI”) Award: contingent on continued service and vesting after three years

●	Long-term Equity (“LTE”) Award: contingent on continued service and vesting in equal tranches over three years

Mr. Fireng received an LTE grant of $332,063 (equating to 676,225 RSUs) and an LTI grant of $664,125 (equating to 1,352,450 RSUs).

Mr. Vlerick received an LTE grant of $111,694 (equating to 227,458 RSUs) and an LTI grant of $111,694 (equating to 227,458 RSUs).

Mr. O’Hare received an LTE grant of $176,436 (equating to 359,301 RSUs) and an LTI grant of $176,436 (equating to 359,301 RSUs).

FY24 Equity Awards

Equity grants made in FY24 were delivered as RSUs and structured as follows:

●	LTI Award: vesting after three years and contingent on continued service, achievement of performance criteria in relation to revenue and Adjusted EBITDA for fiscal year 2026, as well as meeting minimum achievement targets for the vesting of any LTI RSUs.

●	LTE Award: contingent on continued service and vesting in equal tranches over three years.

Mr. Fireng received an LTE grant of 1,500,000 RSUs and an LTI grant of 800,000 RSUs.

Mr. Vlerick received an LTE grant of 600,000 RSUs and an LTI grant of 150,000 RSUs.

Mr. O’Hare received an LTE grant of 600,000 RSUs and an LTI grant of 300,000 RSUs.

Legacy Long-Term Incentive Plan Cash Awards (“Legacy LTIP Cash Awards”)

In consideration for the cancellation of performance awards that were outstanding at the time of IPO, Mr. Fireng, Mr. Vlerick and Mr. O’Hare were granted Legacy LTIP Cash Awards for potential cash payments to them in FY23 of $2,500,000, $500,000 and $250,000, respectively, subject to the achievement of certain performance criteria. Specifically, payment under the Legacy LTIP Cash Awards was contingent on the applicable Executive continuing to be employed at a time when the Company achieving a market capitalization of $395 million or greater. The performance criteria was tested at the first anniversary of the IPO, and if not achieved, was to be tested in three-monthly periods for the following 12 months. The performance hurdle was not met at the first or second retesting, at which time the Board exercised its discretion to award an early partial payout of 50% achievement to each of Messrs. Fireng, Vlerick and O’Hare. Thereafter, all obligations under the Legacy LTIP Cash Awards were deemed to have been satisfied, and there is no further opportunity for additional payment thereunder, regardless of whether the performance hurdle is met at a future time.

In making its determination to partially payout the Legacy LTIP Cash Award, the Board considered the following factors:

●	The significant outperformance in key financial performance measures, including revenue and Adjusted EBITDA, against the Prospectus;

●	The completion of a successful IPO;

●	The changes in market conditions and adjusted sentiment towards valuations of technology companies, such as those of Keypath’s profile, that impact market capitalization; and

●	The Company’s commitment to maintaining a remuneration structure that effectively motivates and retains executive talent.

Benefits and Prerequisites

Certain fixed benefits are provided to executives in line with legislative requirements and prevalent market benefits of the residing country of the executive. Keypath’s Executive Leadership Team is predominantly based in the U.S., with Mr. O’Hare located in Australia. Fixed benefits for our executives therefore include medical benefits, life and disability insurance, and retirement benefits such as participation in Keypath’s 401(k) Plan or superannuation contributions.

Benefits were unchanged for executives in FY22 and FY23, outside of legislative changes to superannuation contributions in Australia.

Employment Arrangements; Potential Payments Upon Termination or Change of Control

Steve Fireng’s Employment Agreement

On May 11, 2021, we and Mr. Fireng entered into an employment agreement. Mr. Fireng’s employment contract may be terminated by us at any time and for any reason, by giving Mr. Fireng notice designating an immediate or future termination date. Mr. Fireng may terminate his employment contract for any reason by providing at least 60 days’ notice in writing before the proposed date of termination. Following any termination of Mr. Fireng’s employment with us, he will be subject to a non-compete and a non-solicit for two years. If we terminate Mr. Fireng’s employment contract without “cause” or if Mr. Fireng’s employment ceases for “good reason,” then, subject to Mr. Fireng signing a separation agreement containing a general release and waiver of all claims against us in a form and manner satisfactory to us, Mr. Fireng will be entitled to (i) 18 months of his then-current base salary, (ii) any annual bonus contemplated under his employment agreement that was not yet paid for the preceding fiscal year and (iii) the premiums (other than the portion that would have been paid by Mr. Fireng if he was still employed at such time) for 12 months of continued coverage under our health plan (collectively, the “CEO severance payment”). Our obligation to make the CEO severance payment would cease upon the earliest of (a) Mr. Fireng’s death, (b) any reasonable determination by us that Mr. Fireng breached his confidentiality, non-compete and non-solicitation restrictions set forth in his employment agreement and (c) any reasonable determination by us that, during the term of Mr. Fireng’s employment, he committed acts constituting “cause” to terminate him during employment term.

Peter Vlerick’s Employment Agreement

On May 11, 2021, we and Mr. Vlerick entered into an employment agreement. Mr. Vlerick’s employment contract may be terminated by us at any time and for any reason, by giving Mr. Vlerick notice designating an immediate or future termination date. Mr. Vlerick may terminate his employment contract for any reason by providing at least 60 days’ notice in writing before the proposed date of termination. Following any termination of Mr. Vlerick’s employment with us, he will be subject to a non-compete and a non-solicit for two years. If we terminate Mr. Vlerick’s employment contract without “cause” or if Mr. Vlerick’s employment ceases for “good reason,” then, subject to Mr. Vlerick signing a separation agreement containing a general release and waiver of all claims against us in a form and manner satisfactory to us, Mr. Vlerick will be entitled to (i) 12 months of his then-current base salary, (ii) any annual bonus contemplated under his employment agreement that was not yet paid for the preceding fiscal year and (iii) the premiums (other than the portion that would have been paid by Mr. Vlerick if he was still employed at such time) for 12 months of continued coverage under our health plan (collectively, the “CFO severance payment”). If we terminate Mr. Vlerick’s employment in connection with a “change of control” (as defined in the 2021 Equity Incentive Plan), the CFO severance payment will also include a pro-rated portion of the annual bonus for the then-current fiscal year if our Board determines that we are on target, as of Mr. Vlerick’s termination, to meet our full fiscal year budget. Our obligation to make the CFO severance payment would cease upon the earliest of (a) Mr. Vlerick’s death, (b) any reasonable determination by us that Mr. Vlerick breached his confidentiality, non-compete and non-solicitation restrictions set forth in his employment agreement and (c) any reasonable determination by us that, during the term of Mr. Vlerick’s employment, he committed acts constituting “cause” to terminate him during employment term.

Ryan O’Hare’s Employment Agreement and Commission Plan

On November 2, 2018, we and Mr. O’Hare entered into an employment agreement. Mr. O’Hare’s employment contract may be terminated at any time by either party by providing at least six weeks’ notice in writing before the proposed date of termination (except in the case of summary dismissal for serious misconduct, in which case advance notice is not required). In lieu of the notice described above, the Company may elect to make a payment to Mr. O’Hare equal to the regular compensation that he would have earned during the notice period. Following any termination of Mr. O’Hare’s employment with us, he will be subject to a non-compete and a non-solicit for up to nine months.

Mr. O’Hare is also party to a Commission Plan, which became effective on September 1, 2022 and will remain in effect until it is terminated or amended by us. The Commission Plan entitles Mr. O’Hare to A$50,000 for every new traditional Keypath OPM Partner agreement signed with a new partner school after the effective date of the Commission Plan.

Potential Payments Upon Termination or Change of Control

The severance terms for Messrs. Fireng, Vlerick and O’Hare are reflected in their respective employment agreements, which are described earlier in this section.

RSU award agreements under our 2021 Equity Incentive Plan provide that our Board may elect, in its sole discretion, to accelerate all or a portion of the unvested portion of any RSUs awarded thereunder and held by Messrs. Fireng, Vlerick or O’Hare, upon such person’s death or termination of service with us (other than termination for “cause” or due to such person’s voluntary termination of service, in which case such unvested portion of any RSUs awarded will expire). The stock option award agreements under our 2021 Equity Incentive Plan provide that the unvested portion of any such award held by Messrs. Fireng, Vlerick or O’Hare shall expire upon the termination of such person’s employment or service with us, except that, if such termination occurs upon such person’s death or “disability” or is effectuated by the Company without “cause,” a pro-rated portion of the unvested portion of such award shall become vested based on the number of days in which the person was employed since the date of the grant relative to the number of days from the date of such grant until the final vesting date contemplated in the stock option award. The award agreements under our 2021 Equity Incentive Plan also provide that the unvested portion of any RSUs or stock options awarded to and held by Messrs. Fireng, Vlerick or O’Hare shall be immediately vested or issued and become exercisable or convertible in the event of (i) a sale, transfer, conveyance or other disposition of the outstanding equity securities of the Company or the merger or consolidation of the Company, in each case, following which the beneficial owners of the Company’s securities prior to such transaction or series of transactions no longer hold more than 50% of the voting power of the outstanding equity securities of the surviving or resulting corporation or acquirer, as applicable, or (ii) the sale, lease, transfer, conveyance or other disposition of all or substantially all of the Company’s assets in a single transaction or a series of related transactions.

Outstanding Equity Awards as of Fiscal Year End

The following table sets forth information regarding each unexercised Award held by each named executive officer as of June 30, 2023.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (A$)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares of Units of Stock That Have Not Vested ($)(1)
Steve Fireng	May 31, 2021	-	1,424,561	3.71	May 31, 2024	2,028,675	$486,541
Peter Vlerick	May 31, 2021	-	653,833	3.71	May 31, 2024	454,916	$109,103
Ryan O’Hare	May 31, 2021	-	560,844	3.71	May 31, 2024	718,602	$172,344

(1)	Values are based on the closing price of our CDIs on the Australian Securities Exchange on June 30, 2023 (AUD$0.36), multiplied by the number of CDIs representing beneficial ownership in one share of common (3), multiplied by the AUD:USD conversion rate as in effect on June 30, 2023, as reported by Wall Street Journal (0.6662).

Equity Plans

The Company has the following stock-based compensation plans:

●	2021 Equity Incentive Plan; and

●	CDI Rights Plan.

2021 Equity Incentive Plan

Administration

The 2021 Equity Incentive Plan is governed by the People, Remuneration and Sustainability Committee.

2021 Equity Incentive Stock Plan

Effective from the IPO date, the Company implemented the 2021 Equity Incentive Plan which provides a framework under which individual grants of equity or Awards may be made to directors and employees of the Company, along with other eligible participants.

Purpose

The purposes of the 2021 Equity Incentive Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide an additional incentive to employees and other eligible participants, and to promote the success of our business.

Eligibility

Directors, managers, officers, employees, consultants or advisors of the Company (or a subsidiary of the Company) are eligible to receive Awards under the 2021 Equity Incentive Plan. The People, Remuneration and Sustainability Committee will select eligible participants to whom Awards are to be granted from time to time.

Types of Stock Awards

The following types of Awards may be granted:

●	options to subscribe for CDIs (“Options”);

●	rights to be paid a cash amount determined by the price of CDIs at a specified time or the movement in price over a period of time (“Stock Appreciation Rights”);

●	ability to subscribe for CDIs that are subject to restrictions, including on transfer, until specified conditions are satisfied (“Restricted Stock”);

●	rights to receive CDIs or cash that are subject to restrictions, including on transfer, until specified conditions are satisfied (“RSUs”); or

●	rights to receive CDIs, which may be based on specified conditions (“Stock Bonus Awards”).

Conditions

The People, Remuneration and Sustainability Committee determine the terms and conditions of each Award, including:

●	the type of Award;

●	the number or value of CDIs or other consideration subject to the Award;

●	the relevant exercise price or strike price of the Award; and

●	any vesting conditions, including service and/or performance conditions.

The terms and conditions of each Award will be set out in an Award agreement, examples of which can be found at Exhibits 10.3, 10.4 and 10.5 to this Registration Statement.

Exercise price or strike price

The exercise price or purchase price or strike price will not be less than 100% of the fair market value of CDIs on the grant date and will be determined by the People, Remuneration and Sustainability Committee.

Vesting and exercise

Options will become exercisable when the applicable vesting conditions have been satisfied.

Stock Appreciation Rights granted in tandem with an Option shall follow the same vesting and exercise provisions as the corresponding Option. Stock Appreciation Rights shall have a vesting and term of no more than 10 years from the date of grant and shall vest as set forth in the Award agreement. Stock Appreciation Rights will be settled either in CDIs and/or by a cash payment equal to the fair market value of the number of CDIs subject to the Stock Appreciation Rights multiplied by the fair market value of a CDIs over the strike price when exercised (subject to any federal, state, local and non-U.S. income and employment taxes required to be withheld).

Restricted Stock Units will cease to be restricted when the applicable vesting conditions have been satisfied in accordance with the Award agreement.

Stock Bonus Awards are a grant of unrestricted securities, subject to any conditions set forth in the Award agreement.

Trading Restrictions

A participant may not assign, alienate, pledge, attach, sell or otherwise transfer an Award in any manner, other than on his or her death unless approved by us under specified circumstances.

Cessation or change of employment

The People, Remuneration and Sustainability Committee may specify in the terms of an Award agreement or make a determination at any time as to how a participant’s Awards will be treated on the occurrence of cessation of employment of the employee. Applicable treatment may include vesting on the cessation date, Options only being exercisable within a specified period following the cessation date and/or lapse or forfeiture of the Awards on or following the cessation date.

Change of control

The effect of any change of control event will be specifically set out in the Award agreement. If no such terms are specified in the Award agreement, then the outstanding Awards will be subject to any purchase, merger or reorganization agreement and the terms of the 2021 Equity Incentive Plan, which shall provide for the treatment of any outstanding Awards.

Award adjustments

In order to minimize material advantage or disadvantage to a participant resulting from a variation in the Company’s issued capital, before the delivery of CDIs or payment to a participant, the People, Remuneration and Sustainability Committee may, subject to the ASX Listing Rules, appropriately and proportionately adjust the exercise price and/or number and/or class of CDIs subject to each outstanding Option or Award, provided that the exercise price or strike price of any CDI may not be less than the nominal value of a CDI, and a fraction of a CDI will not be issued.

Amendments

The Board may amend or supplement the 2021 Equity Incentive Plan at any time, except, however where the amendment adversely affects the existing rights of participants in respect of any granted Awards (in which case the consent of those participants must be obtained).

The People, Remuneration and Sustainability Committee may waive any conditions or rights under, amend any terms of, or alter, suspend or terminate any Award; however where the waiver, amendment, alteration, suspension, or termination would materially adversely affect the rights of any participant in respect of any granted Awards, the consent of those participants must be obtained.

ASX Listing Rules

The 2021 Equity Incentive Plan and awards made under it are always subject to the ASX Listing Rules and applicable law.

CDI Rights Plan

Prior to the IPO, certain employees (other than Steve Fireng) and former directors had been granted 6,850 unit options in Keypath Education Holdings, LLC under the 2017 Equity Incentive Plan. Prior to the IPO date, no unit options had been exercised and no stock-based compensation expense was recognized. These unit options were cancelled on the IPO date in consideration for the granting by the Company of 9,235,539 CDI Rights.

On the IPO date, 6,381,565 CDI Rights (representing 4,654 unit options) were vested, with the remainder vesting according to the original monthly vesting schedule that applied to the options. CDI Rights automatically converted to CDIs on specific conversion dates as follows:

●	CDI Rights vested as of the IPO date automatically converted into CDIs upon the announcement of the Company’s results for the year ended June 30, 2022. As these CDI Rights represented “vested” interests of a holder, CDIs in respect of these CDI Rights were issued to that holder irrespective of whether the holder remained employed by the Company on the results announcement date.

●	CDI Rights that were unvested on the IPO date, followed the original monthly vesting schedule of the unvested unit options that they replaced.

●	For the CDI Rights that vested after the IPO date and before the date of the announcement of the Company’s results for the year ended June 30, 2022, these CDI Rights automatically converted into CDIs on the results announcement date.

●	For the CDI Rights that were unvested following the date of the announcement of the Company’s results for the year ended June 30, 2022, those CDI Rights vested on a monthly basis and automatically converted into CDIs on a monthly basis until the second anniversary of the IPO date, at which time any remaining CDI Rights automatically converted into CDIs. The vesting and delivery of CDI Rights unvested at the IPO was subject to the relevant holder remaining an employee until the relevant vesting date (for example, if a holder of CDI Rights ceased employment, all of their CDI Rights which had not vested and converted into CDIs lapsed).

Options

On May 31, 2021, and during the following year, Options were granted to directors and senior employees of the Company.

Options granted under the 2021 Equity Incentive Plan are exercisable from the third anniversary of the grant date and expire on the sixth anniversary of the grant date, provided the Option holder remains a director or employee of Keypath. Each Option entitles the holder to one CDI on exercise of the Option.

As of June 30, 2023, there were 5,316,556 outstanding Options. The majority of these Options were granted on May 31, 2021 with an exercise price of A$3.71.

Restricted Stock Units

In November 2022 and November 2023, the Board of Directors approved the issuance of RSUs to certain employees and Executive Leadership Team (“ELT”) members granted under the 2021 Equity Incentive Plan. There are two plans under the RSU Award in each year:

●	Long-Term Equity (“LTE”) Plan – to ELT and certain employees

●	Long-Term Incentive (“LTI”) Plan – to certain ELT

Each RSU entitles the holder to one CDI upon vesting.

RSUs under the LTE Plan vest in equal, annual installments over a three-year period (a “tranche”) (for example, LTE granted in 2022 vest one third September 1, 2023, one third September 1, 2024 and one third September 1, 2025), in each case, if the participant is continuously employed by, or maintains a service relationship with, the Company or any Affiliate through the applicable vesting date.

RSUs issued in November 2022 under the LTI Plan vest on 100% on the third year (for example, LTI granted in 2022 will vest in its entirety on September 2025), if the participant is continuously employed by, or maintains a service relationship with, the Company or any affiliate through such date.

RSUs issued in November 2023 under the LTI Plan also vest on 100% on the third year upon achievement of the established criteria. For the November 2023 LTI Plan, the RSUs will vest if the participant is continuously employed by, or maintains a service relationship with, the Company or any affiliate through such date, and achieves performance criteria in relation to revenue and Adjusted EBITDA, established by the Board of Directors. For any of the LTI Plan RSUs to vest, the Board has set minimum achievement targets that must be met.

As of June 30, 2023, there were 5,412,171 outstanding RSUs, and as of 1 January 2024, there were 10,578,569 outstanding RSUs.

Compensation of Directors

Under the Company’s Bylaws, the directors decide the total amount paid to each non-executive director as remuneration for their services. However, under the ASX Listing Rules, the total amount paid to all non-executive directors must not exceed in any financial year the amount approved by our stockholders. This amount is currently fixed at A$1,200,000 per annum. Any increase to the aggregate amount needs to be approved by stockholders. Directors will seek approval of the stockholders from time to time, as appropriate. This aggregate annual sum does not include any special remuneration which our Board may grant to the directors for special exertions or additional services performed by a director for or at the request of the company, which may be made in addition to or in substitution for the director’s fees.

We remunerate our directors as follows:

Position	Cash (A$) (1)
Board Chair	200,000
Board Member	100,000
Audit and Risk Management Committee Chair	25,000
Audit and Risk Management Committee Member	10,000
People, Remuneration and Sustainability Committee Chair	25,000
People, Remuneration and Sustainability Committee Member	10,000
Nomination Committee Chair	-
Nomination Committee Member	-

(1)	Board Chair fee is in lieu of Board Member fee. Diana Eilert, in her capacity as Chair, does not receive additional remuneration for her membership on the Board committees. R. Christopher Hoehn-Saric and M. Avi Epstein, being associated with our majority stockholder, do not receive non-executive directors’ fees or fees for being members of Board committees. Ms. Wolford received an additional A$10,000 for serving as a member of our Audit and Risk Management Committee, and Mr. Bazzani received an additional A$25,000 for serving as the chair of our Audit and Risk Management Committee. Ms. Wolford received an additional A$10,000 for serving on our People, Remuneration and Sustainability Committee, and Ms. Laing received an additional A$25,000 for serving as the chair of our People, Remuneration and Sustainability Committee. Figures listed above are inclusive of all statutory superannuation contributions that Keypath will pay where required by law for Australian-based directors.

People, Remuneration and Sustainability Committee Interlocks and Insider Participation

The members of our People, Remuneration and Sustainability Committee during FY23 included Ms. Eilert, Ms. Laing, Mr. Hoehn-Saric and Ms. Wolford. None of the members of our People, Remuneration and Sustainability Committee in FY23 was at any time during FY23 or at any other time one of our officers or employees, and none had or have any relationships with us that are required to be disclosed under Item 404 of Regulation S-K. During FY23, none of our executive officers served as a member of the board of directors, or as a member of the compensation or similar committee, of any other entity that has one or more executive officers who served on our Board of Directors or People, Remuneration and Sustainability Committee.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Certain Relationships and Related Transactions

The following includes a summary of transactions since January 1, 2019 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under “Executive Compensation.”

On July 1, 2017, Keypath Education Holdings, LLC (“KEH”) entered into an advisory services agreement with Sterling Fund Management (an entity associated with AVI Mezz Co LP, which is the majority stockholder of the Company) for the provision of certain management, consulting and financial services to KEH. Payment of fees under that agreement by KEH has been deferred since July 1, 2017. That agreement was terminated on the IPO date whereupon the Company and Sterling Fund Management mutually agreed that the Company would pay $3,250,000 to Sterling Fund Management in respect of services provided by Sterling Fund Management to the Company and its affiliates.

Immediately prior to the IPO, certain individual unitholders in AVI Mezz Co LP (the sole stockholder of Keypath International Ltd. (“Keypath International”) prior to the IPO) and other entities affiliated with Sterling Partners (the non-participating security holders) exchanged their equity interests in these entities for shares in Keypath International. These shares were then exchanged for cash consideration payable by the Company upon IPO, resulting in Keypath International becoming wholly owned by the Company. On or about the IPO date, the non-participating security holders were paid a total of $18,322,000, which included a payment to Steve Fireng of $1,963,000.

The Company entered into a Relationship Deed on May 11, 2021 with SC Partners LP as general partner of AVI Mezz Co LP. This document governs the parties’ relationship while AVI Mezz Co LP retains at least 5% of issued shares in the Company, including those represented by CDIs. SC Partners LP, Sterling Fund Management and certain entities affiliated therewith have also entered into confidentiality arrangements with the Company which govern access to our information, including information provided pursuant to the above Relationship Deed.

Director Independence

Our Board currently consists of seven members: Diana Eilert (who serves as the Board’s chair), Steve Fireng, Melanie Laing, Susan Wolford, Robert Bazzani, R. Christopher Hoehn-Saric and M. Avi Epstein. Although we are not currently seeking to list our securities on a national securities exchange in the U.S. and do not intend to do so in the foreseeable future, our Board has undertaken a review of the independence of each of our directors based on the definition of independence under the rules of the New York Stock Exchange (“NYSE”). Based on information provided by each director concerning his or her background, employment, and affiliations, the Board has determined that each of Mr. Bazzani and Mses. Eilert, Laing and Wolford is “independent” as that term is defined under NYSE rules.

Board Committees

Our Board has established an Audit and Risk Management Committee, a People, Remuneration and Sustainability Committee and a Nomination Committee, each of which operates pursuant to a committee charter, copies of which are available in the “Investors” section of our website at www.keypathedu.com. The Audit and Risk Management Committee is comprised of Robert Bazzani (who serves as the committee’s chair), Mses. Eilert and Wolford and Mr. Epstein. The People, Remuneration and Sustainability Committee is comprised of Mses. Laing (who serves as the committee’s chair), Eilert and Wolford and Mr. Hoehn-Saric. The Nomination Committee is comprised of Mses. Eilert (who serves as the committee’s chair) and Laing and Mr. Bazzani. Based on information provided by each director concerning his or her background, employment, and affiliations, the Board has determined that each member of our committees is independent under the applicable definitions of independence prescribed by the NYSE and, as applicable, the SEC, other than Messrs. Hoehn-Saric and Epstein. Further, our Board has determined that each member of our Audit and Risk Management Committee is “financially literate,” and Mr. Bazzani has accounting and related financial management expertise, in each case, in accordance with NYSE audit committee requirements.

ITEM 8. LEGAL PROCEEDINGS.

The Company is not aware of any pending or threatened legal proceedings that individually or in the aggregate would have a material adverse effect on the Company’s business, operating results, or financial conditions. The Company may in the future be party to litigation arising in the ordinary course of business. Such future claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. For additional information, see the section entitled “Risk Factors—Risks Related to Regulatory Matters.”

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no established U.S. public trading market for our Common Stock. Interests in our Common Stock are listed on the ASX under the symbol “KED” in the form of CDIs, with each such CDI representing a beneficial interest in one share of our Common Stock. Our CDIs have been listed on the ASX since June 2, 2021. Prior to such time, there was no public market for our securities. The following table sets forth the high and low sales prices for our CDIs as reported on the ASX for the periods indicated since our CDIs began public trading and are reported in Australian dollars and as converted into U.S. dollars. All currency conversions are based on the prevailing Australian dollar to U.S. dollar rate on the last day of each respective quarter.

	Low (A$)	High (A$)	Low (US$)	High (US$)
Fiscal 2024 to Date
Second Quarter	0.31	0.31	0.21	0.21
First Quarter	0.42	0.43	0.27	0.28
Fiscal 2023
Fourth Quarter	0.42	0.44	0.28	0.29
Third Quarter	0.68	0.69	0.46	0.46
Second Quarter	0.84	0.86	0.57	0.59
First Quarter	1.07	1.09	0.69	0.71
Fiscal 2022
Fourth Quarter	1.63	1.68	1.12	1.16
Third Quarter	2.41	2.45	1.81	1.84
Second Quarter	2.70	2.78	1.96	2.02
First Quarter	3.37	3.52	2.43	2.54
Fiscal 2021
June 2, 2021 through June 30, 2021	3.34	3.52	2.51	2.64

Holders

As of February 19, 2024, 214,694,686 shares of our Common Stock were issued and outstanding, including all shares of Common Stock underlying issued and outstanding CDIs, par value $0.01, and there was one holder of our Common Stock, CHESS Depositary Nominees Pty Limited, which held all of the issued and outstanding shares of our Common Stock in the form of CDIs on behalf of the 622 registered holders of our CDIs as of such date.

Rule 144

We have not previously filed a registration statement under the Securities Act, and our securities are not listed on any U.S. national stock exchange or quoted on an over-the-counter market. Under applicable U.S. securities laws, all of the shares of our outstanding Common Stock are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be resold in the public market to U.S. persons as defined in Regulation S under the Securities Act only if registered or if they qualify for an exemption from registration, such as Rule 144 or Rule 701, under the Securities Act, each as described in more detail below. We have not agreed to register any of our Common Stock for resale by security holders.

Under Rule 144, beginning 90 days after the effectiveness of this Registration Statement, a person who has beneficially owned shares of our Common Stock that are restricted securities for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and (2) we are current in our Exchange Act reporting at the time of sale. Additionally, a person who has beneficially owned restricted shares for at least one year and who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days before the sale, would be entitled to sell those securities at any time, regardless of whether we have been subject to the Exchange Act periodic reporting requirements or are in compliance with the current public information requirement.

Beginning 90 days after the effectiveness of this Registration Statement, persons who have beneficially owned shares of our Common Stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, including volume limitations, and such sales by affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

As of February 1, 2024, out of a total of 500,000,000 shares of Common Stock authorized, all 214,694,686 of our issued and outstanding shares of Common Stock (including shares of Common Stock underlying issued and outstanding CDIs), were restricted securities within the meaning of Rule 144. Other than 1,061,021 shares of our Common Stock (including those represented by CDIs) that were issued since February 1, 2023, all of our issued and outstanding shares of Common Stock (including those represented by CDIs) as of February 1, 2024 were able to be sold pursuant to Rule 144, subject to applicable volume limitations and manner of sale and current information requirements.

Dividend Policy

We have never paid or declared any cash dividends on our Common Stock or CDIs in the past, and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Subject to such restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

Equity Compensation Plan Information

The following table provides information about the Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of June 30, 2023:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights(1) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	10,773,727	(2)	$1.56	*
Equity compensation plans not approved by security holders	-		$-	-
Total	10,773,727	(2)	$1.56	*

(1)	The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding stock options and RSUs issued under the 2021 Equity Incentive Plan. The Company does not issue warrants as part of its 2021 Equity Incentive Plan.

(2)	Includes 5,361,556 stock options and 5,412,171 RSUs issued under the 2021 Equity Incentive Plan.

*	The number of shares issuable under the 2021 Equity Incentive Plan is not limited by the plan.

See the section entitled “Equity Plans—2021 Equity Incentive Plan” in Item 6 above for additional information concerning the 2021 Equity Incentive Plan.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

The following list sets forth information as to securities we have sold since June 30, 2019, which were not registered under the Securities Act.

From July 1, 2019 through February 1, 2024, the Company granted equity securities in the form of stock options and restricted stock units under its equity incentive plans that are exercisable or convertible for up to 15,480,123 shares of our Common Stock, including as represented by CDIs. The stock option exercise prices range from A$2.29 to A$3.71 per share, and the restricted stock units are to be settled in shares of our Common Stock or CDIs. We believe the foregoing transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D or Regulation S promulgated thereunder, in each case as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation in accordance with Rule 701 promulgated under Section 3(b) of the Securities Act.

On May 26, 2021, we issued shares of our Common Stock represented by CDIs for A$358,909.11 in a private placement, as previously reported on a Form D filed by the Company in June 2021. The purchasers of the securities represented to the Company, among other things, that they qualified as “accredited investors” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act. We believe the issuance of the securities in the private placement was exempt from registration under the Securities Act upon Section 4(a)(2) of the Securities Act, or Regulation D promulgated thereunder, in each case as transactions by an issuer not involving any public offering.

On June 2, 2021, we issued 57,172,708 CDIs for A$212.1 million (the “Offer Proceeds”), in connection with our IPO. The IPO was fully underwritten by Macquarie Capital (Australia) Limited pursuant to an underwriting agreement. Pursuant to the underwriting agreement, the Company paid Macquarie Capital 0.5% of the Offer Proceeds. We believe the issuance of the securities in the IPO was exempt from registration under the Securities Act in reliance upon Regulation S promulgated thereunder. The securities were issued directly by us and did not involve a U.S. public offering or general solicitation. The purchasers of such securities represented, among other things, their intention to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The following description summarizes the rights of our capital stock and related provisions of the Company’s Certificate of Incorporation and Bylaws and applicable provisions of Delaware law. This description is qualified in its entirety by, and should be read in connection with, our Certificate of Incorporation and Bylaws, which are included as exhibits to this Registration Statement, as well as the applicable provisions of Delaware law. For purposes of this section entitled “Description of Registrant’s Securities to be Registered,” “we,” “us,” “our” and the “Company” refer to Keypath Education International, Inc. and not to any of its subsidiaries.

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 500,000 preferred shares, par value $0.01 per share.

Common Stock

As of February 1, 2024, we had 214,694,686 shares of Common Stock issued and outstanding, including all shares of Common Stock underlying all issued and outstanding CDIs. In the following discussion, the rights associated with our Common Stock and holders of shares of our Common Stock also apply to our CDIs and holders of our CDIs, respectively.

Preferred Shares

Our Board of Directors has the authority under our Certificate of Incorporation, subject to the ASX Listing Rules and the DGCL, to issue from time to time shares of preferred stock in one or more series and to fix the designations and powers, preferences and rights, and the qualifications, limitations and restrictions of each series. There are currently no preferred shares issued and outstanding.

Dividend Rights

Subject to prior rights that may apply to shares of Common Stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts, if any, that our Board may determine.

Voting Rights

Each holder of shares of our Common Stock is entitled to one vote per share. Each director holds office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification, or removal. The election of directors is decided by a majority of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election; provided, however, that, if the number of nominees for director exceeds the number of directors to be elected, directors will be elected by a plurality of the votes of the shares represented at any meeting of stockholders held to elect directors and entitled to vote on such election of directors. Our Certificate of Incorporation does not provide for cumulative voting for the election of directors.

No Preemptive or Similar Rights

Shares of our Common Stock do not entitle the holders thereof to any preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to shares of our Common Stock.

Right to Receive Liquidation Distributions

Subject to the prior or preferential rights of holders of our preferred shares outstanding at the time (if any), in the event of our liquidation, dissolution, or winding up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Fully Paid and Non-assessable

All of the outstanding shares of our Common Stock are fully paid and non-assessable.

Stock Options and Restricted Stock Units

As of February 1, 2024, we had outstanding options to purchase an aggregate of 4,894,462 shares of our Common Stock, with a weighted-average exercise price of $2.63 per share under our 2021 Equity Incentive Plan. In addition, as of February 1, 2024, there were 10,578,569 shares of our Common Stock issuable upon vesting and settlement of outstanding restricted stock units pursuant to the 2021 Equity Incentive Plan.

CHESS Depositary Interests

Our shares of Common Stock are traded on the ASX in the form of CDIs, under the ASX trading code “KED.” Shares of our Common Stock are not traded on the ASX because ASX’s electronic settlement system, known as CHESS, cannot be used for the transfer of securities of issuers incorporated in certain countries, including the U.S. CDIs have been created to facilitate electronic settlement and transfer in Australia for companies in this situation. Legal title to the shares of Common Stock underlying the CDIs is held by an Australian depositary nominee, CHESS Depositary Nominees Pty Ltd.

CDIs are units of beneficial ownership in shares of our Common Stock. Each CDI represents a beneficial interest in one share of Common Stock. The CDI holders receive all direct economic and other benefits of shares of our Common Stock on a 1-for-1 basis. The CDIs may be transmuted into shares of our Common Stock on a 1-for-1 basis at the election of the CDI holder.

There are a number of differences between holding CDIs and shares of Common Stock, including that:

●	CDI holders do not have legal title in the underlying shares of Common Stock to which the CDIs relate (as summarized above); and

●	CDI holders are not able to vote personally as stockholders at any of our meetings. Instead, CDI holders are provided with a voting instruction form that enables them to instruct the depositary nominee in relation to the exercise of voting rights.

Alternatively, CDI holders can transmute their CDIs into shares of our Common Stock in sufficient time before the relevant meeting, in which case they will be able to vote personally as our stockholders.

Stockholder Meetings

Our Bylaws provide that a special meeting of stockholders may be called by our Board or by our secretary in the event of receipt of one or more written demands for such a meeting from stockholders holding shares in the aggregate entitled to cast not less than 10 percent of the votes at the meeting.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and provisions in our Certificate of Incorporation and Bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Among other things, our Certificate of Incorporation and/or Bylaws:

●	authorize our Board to issue, from time to time, shares of preferred stock in one or more series and to fix the designations and powers, preferences and rights, and the qualifications, limitations and restrictions of each series;

●	provide that a vacancy on the Board may be filled by a person selected by a majority of the remaining directors then in office, whether or not less than a quorum, or by a sole remaining director;

●	provide that stockholders are not permitted to take action by written consent;

●	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of shareholders must provide timely advance written notice to us in writing, and comply with specified requirements as to the form and content of a stockholder’s notice, which may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders;

●	provide that special meetings of the stockholders may only be called by (i) the Board of Directors or (ii) the Secretary of the Company after receiving a demand for a special meeting of stockholders from one or more holders whose shares represent, in the aggregate, at least ten percent (10%) of the voting power of our outstanding shares on the record date established pursuant to our Bylaws; and

●	do not provide for cumulative voting rights for the election of directors.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

In addition, Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit.

Our certificate of incorporation and Bylaws provide for the indemnification of its directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and certain of our executive officers. These agreements provide that we will indemnify them against certain liabilities that may arise by reason of their status or service with the Company. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

We also maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Financial Statements

Our financial statements, together with the report of our independent registered public accounting firm, appear on pages F-2 through F-42 of this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On January 24, 2024, the Board agreed PricewaterhouseCoopers Australia (“PwC”) would not continue in its role as the Company’s independent auditor, and PwC resigned effective as of such date.

Following the foregoing, on January 24, 2024, the Company engaged KPMG LLP (“KPMG”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending June 30, 2024. The appointment of KPMG was recommended to the Company’s Board by the Audit & Risk Management Committee of the Board and subsequently approved by the Board. The Company also engaged KPMG to re-audit the Company’s consolidated financial statements for the fiscal years ended June 30, 2023, 2022 and 2021 for inclusion in this Registration Statement.

The audit reports of PwC on the Company’s consolidated financial statements for the fiscal years ended June 30, 2023 and 2022, prepared in accordance with U.S. generally accepted accounting principles, were issued under International Standards on Auditing and did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

In connection with the audit of the Company’s financial statements ended June 30, 2023 and 2022, and in the subsequent interim periods through January 24, 2024, there were (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K between the Company and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter thereof in connection with its reports for such years, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Prior to engaging KPMG as the Company’s independent auditor for the fiscal year ending June 30, 2024, the Company had not consulted KPMG regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or a reportable event, nor did the Company consult with KPMG regarding any disagreements with its prior auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the prior auditor, would have caused the prior auditor to make reference to the subject matter of the disagreements in connection with its reports.

The Company provided PwC with a copy of the disclosure above prior to its filing with the SEC as part of this Registration Statement and requested that PwC furnish the Company with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. In their letter to the SEC dated February 26, 2024, filed as Exhibit 16.1 to this Registration Statement, PwC states that they agree with the statements above concerning their firm.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Our financial statements together with the report of our independent registered public accounting firm, appear on pages F-2 through F-42 of this Registration Statement.

(b) Exhibits

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company.
3.2	Bylaws of the Company.
10.1	2021 Equity Incentive Plan.
10.2§	2023 Incentive Compensation Plan.
10.3§	2024 Incentive Compensation Plan.
10.4	Form of RSU Award Agreement for Long-Term Equity.
10.5	Form of RSU Award Agreement for Long-Term Incentive Equity.
10.6	Form of Stock Option Award Agreement.
10.7	CEO Restricted Shares Award Agreement and June 2021 Supplemental Letter.
10.8	Employment Agreement, dated as of May 11, 2021, by and between the Company and Steve Fireng.
10.9	Employment Agreement, dated as of May 11, 2021, by and between the Company and Peter Vlerick.
10.10	Employment Agreement, dated as of November 1, 2018, by and between Keypath Education Australia Pty Ltd and Ryan O’Hare.
10.11	New OPM Partner Signing Commission Plan of Ryan O’Hare, dated January 18, 2023.
10.12	Form of Indemnification Agreement for Directors and Officers.
10.13	Form of Appointment Letter to the Board of Directors of the Company.
10.14	Confidentiality Deed Poll, dated May 11, 2021, of SC Partners IV, LP., Sterling Capital Partners IV, L.P, SCP IV Parallel, L.P., and Sterling Fund Management, LLC.
10.15	Relationship Deed, dated May 10, 2021, between the Company, Sterling Capital Partners IV, L.P., SCP IV Parallel, L.P., and SC Partners IV, LP.
16.1	Letter from PricewaterhouseCoopers Australia to the SEC, dated February 26, 2024.
21.1	List of Subsidiaries of the Company.

§	Portions of this exhibit have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

KEYPATH EDUCATION INTERNATIONAL, INC.

Keypath Education International, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands of U.S. dollars)

	December 31, 2023	June 30, 2023
ASSETS
Current Assets
Cash	$41,735	$46,840
Accounts receivable, net of allowance	5,286	10,947
Prepaid expenses and other current assets	1,841	2,232
Total Current Assets	48,862	60,019
Property and equipment, net	858	1,007
Operating leases right-of-use assets	255	392
Goodwill	8,754	8,754
Intangible assets, net	8,376	7,589
Contract acquisition costs	2,744	3,023
Deferred tax asset	378	1,103
Other assets	385	420
Total Assets	$70,612	$82,307

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$6,301	$6,991
Accrued liabilities	10,619	12,704
Deferred revenue	1,160	7,023
Income tax payable	703	508
Operating lease liabilities	519	553
Total Current Liabilities	19,302	27,779
Deferred tax liabilities	164	29
Long-term operating lease liabilities	203	440
Total Liabilities	19,669	28,248

Stockholders’ Equity
Common stock	2,147	2,140
Additional paid-in capital	258,926	257,564
Accumulated deficit	(209,830)	(204,970)
Accumulated other comprehensive loss	(300)	(675)
Total Stockholders’ Equity	50,943	54,059
Total Liabilities and Stockholders’ Equity	$70,612	$82,307

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Keypath Education International, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Six Months Ended December 31,
	2023	2022
Revenue	$66,909	$58,688
Operating expenses:
Salaries and wages	34,502	36,555
Direct marketing	22,317	22,556
General and administrative	9,372	8,021
Depreciation and amortization	2,704	2,739
Stock-based compensation	1,419	1,883
Total operating expenses	70,314	71,754
Operating loss	(3,405)	(13,066)
Other expense, net	(201)	(188)
Loss before income taxes	(3,606)	(13,254)
Income tax expense	(1,254)	(260)
Net loss	$(4,860)	$(13,514)

Loss per share:
Net loss per common share, basic and diluted	$(0.02)	$(0.06)
Weighted-average shares of common stock outstanding, basic and diluted	214,425,823	212,359,686

Comprehensive loss:
Net loss	$(4,860)	$(13,514)
Foreign currency translation adjustment	375	(113)
Total comprehensive loss	$(4,485)	$(13,627)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Keypath Education International, Inc.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

(In thousands of U.S. dollars, except share data)

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Loss	Equity
Balance as of June 30, 2022	208,223,105	$2,082	$255,475	$(180,521)	$(778)	$76,258
Net loss	-	-	-	(13,514)	-	(13,514)
Currency translation adjustment	-	-	-	-	(113)	(113)
Stock-based compensation	-	-	1,883	-	-	1,883
CDI vesting, net of payments of taxes from withheld shares	6,370,318	64	(1,452)	-	-	(1,388)
Employee stock repurchases	(1,069,542)	(11)	(505)	-	-	(516)
Balance as of December 31, 2022	213,523,881	$2,135	$255,401	$(194,035)	$(891)	$62,610

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Loss	Equity
Balance as of June 30, 2023	213,971,128	$2,140	$257,564	$(204,970)	$(675)	$54,059
Net loss	-	-	-	(4,860)	-	(4,860)
Currency translation adjustment	-	-	-	-	375	375
Stock-based compensation	-	-	1,419	-	-	1,419
CDI vesting, net of payments of taxes from withheld shares	723,558	7	(57)	-	-	(50)
Balance as of December 31, 2023	214,694,686	$2,147	$258,926	$(209,830)	$(300)	$50,943

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Keypath Education International, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands of U.S. dollars)

	Six Months Ended December 31,
	2023	2022
Operating activities:
Net loss	$(4,860)	$(13,514)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	2,704	2,739
Stock-based compensation	1,419	1,883
Deferred compensation liability	-	1,825
Deferred income taxes	847	194
Other, net	130	90
Changes in operating assets and liabilities:
Accounts receivable	5,742	12,300
Prepaids and other	359	354
Accounts payable and accrued liabilities	(2,939)	(7,077)
Deferred revenue	(5,803)	(1,710)
Income tax payable	165	(173)
Net cash from operating activities	(2,236)	(3,089)

Investing activities:
Capitalized software and website development costs	(2,741)	(2,105)
Purchases of property and equipment	(157)	(471)
Net cash from investing activities	(2,898)	(2,576)

Financing activities:
Payments of taxes from withheld shares	(50)	(1,388)
Employee stock repurchases	-	(516)
Net cash from financing activities	(50)	(1,904)

Effect of exchange rate changes on cash and restricted cash	79	(97)
Net change in cash and restricted cash	(5,105)	(7,666)
Cash and restricted cash at beginning of period	46,840	59,179
Cash and restricted cash at end of period	$41,735	$51,513

Supplemental cash flows information:
Income taxes paid	$234	$105

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Keypath Education International, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of U.S. dollars, except share data and unless otherwise indicated)

1. Principal business activity and significant accounting policies

Description of business

Keypath Education International, Inc.’s (the “Company”) principal activity is online program management (“OPM”) primarily serving the postgraduate education market of traditional universities. The Company enables universities in Australia, the U.S., Canada, the U.K., Malaysia and Singapore to deliver technology-enabled online degrees and programs driven by market demand. Through end-to-end technology and data-driven service, the Company and its subsidiaries (the “Group”) partner with universities to design, launch, and grow online programs that deliver career-relevant skills to address global, social and economic challenges and prepare busy professionals for the future of work.

The suite of services the Company provides to its university partners includes program design and development, marketing, management, student recruitment, student support, clinical placement services and faculty recruitment. Additionally, we continue to develop and improve KeypathEDGE, which offers data-informed insights to improve the experiences of both universities and students. The Company enters into long-term contracts with universities and earns revenue through an agreed revenue share with the relevant university during the contracted term. Keypath has over 700 employees spanning five countries (U.S., Canada, U.K., Australia and Malaysia).

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all intercompany accounts and transactions. The Company’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts are reported in U.S. dollars, unless otherwise noted.

Immaterial revisions to previously issued financial statements

In 2024, certain revisions were made to our condensed consolidated financial statements for the six months ended December 31, 2022, previously reported in the Company’s Appendix 4D, filed with the ASX on February 26, 2023.

Management has concluded that the revisions are not material to the previously issued consolidated financial statements but has revised them herein.

The table below sets forth the condensed consolidated financial statements, including as reported, the impacts resulting from the revisions and the as revised balances, in each case, for the six months ended December 31, 2022:

(In thousands of U.S. dollars)	Consolidated Statement of Operations and Comprehensive Loss
Six Months Ended December 31, 2022	As Reported	Adjustment	As Revised

Revenue	$58,709	$(21)	$58,688
Salaries and wages	32,491	4,064	36,555
Direct marketing	22,499	57	22,556
General and administrative	8,187	(166)	8,021
Depreciation and amortization	2,548	191	2,739
Stock-based compensation	1,918	(35)	1,883
Total operating expenses	67,643	4,111	71,754
Operating loss	(8,934)	(4,132)	(13,066)
Loss before income taxes	(9,122)	(4,132)	(13,254)
Net loss	(9,382)	(4,132)	$(13,514)
Loss per share:
Net loss per common share, basic and diluted	(0.04)	(0.02)	(0.06)
Comprehensive loss:
Total comprehensive loss	(9,495)	(4,132)	(13,627)

(In thousands of U.S. dollars)	Consolidated Statement of Cash Flows
Six Months Ended December 31, 2022	As Reported	Adjustment	As Revised

Net loss	$(9,382)	$(4,132)	$(13,514)
Depreciation and amortization	2,548	191	2,739
Stock-based compensation	1,918	(35)	1,883
Deferred compensation liability	(2,000)	3,825	1,825
Accounts receivable	12,159	141	12,300
Prepaids and other	101	253	354
Accounts payable and accrued liabilities	(6,636)	(441)	(7,077)
Net cash from operating activities	(2,891)	(198)	(3,089)
Employee stock repurchases	(714)	198	(516)
Net cash from financing activities	(2,102)	198	(1,904)

For the six months ended December 31, 2022, these revisions relate to:

1)	a $21 overstatement of revenue due to the timing of recognition of revenue related to a terminated contract;
2)	a $3,825 understatement of salaries and wages due to the revision in the accounting for Legacy Long-Term Incentive Plan Cash Award (“Legacy LTIP Cash Awards”);
3)	a $198 understatement of salaries and wages from recording of a premium paid for CDIs;
4)	a $41 understatement of sales commission expense and overstatement of capitalized and amortized sales commissions;
5)	a $57 understatement of marketing expenses attributable to the timing of recognition;
6)	a $166 overstatement of general and administrative expenses attributable to the timing of recognition;
7)	a $191 understatement of amortization resulting from the incorrect timing of when intangible assets became operational; and
8)	a $35 valuation revision in the expected term of the stock options issued during the year ended June 30, 2021, resulting in the overstatement of stock-based compensation and corresponding overstatement of additional paid-in capital.

Segment

The Company’s chief operating decision maker is its CEO, who reviews the financial results of the Company on an aggregate basis when making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one reportable segment, which is OPM.

While the Company operates in different geographies, the OPM business offered by the Company in each geography is fundamentally the same. The CEO evaluates revenue by geography as an important measure of operating performance and growth. However, the costs of the Company are assessed by the CEO on a consolidated basis as many costs are centralized on cross geographic boundaries, and accordingly any measure of profitability by geography is not considered meaningful.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. Estimates and assumptions are inherent in the analysis and the measurement of impairment of accounts receivable, the recoverability of long-lived assets, amortizable intangibles, goodwill, deferred tax assets, and stock-based compensation expense. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates. The Company evaluates its estimates and assumptions on an ongoing basis.

2. Revenue

The following table presents revenue disaggregated by geographical regions for the six months ended December 31, 2023 and 2022:

	Six Months Ended December 31,
	2023	2022
Americas & Europe	$38,316	$31,961
APAC	28,593	26,727
Total revenue	$66,909	$58,688

Our Americas & Europe region includes the U.S., Canada and the U.K. Our Asia-Pacific (“APAC”) region currently includes Australia, Malaysia and Singapore.

Contract Acquisition Costs

Contract acquisition costs, which consist of capitalized sales commissions, were $102 and $610 for the six months ended December 31, 2023 and 2022, respectively. Total amortization for the six months ended December 31, 2023 and 2022 was $326 and $263, respectively, and is recognized within general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Contract acquisition costs consisted of the following:

	December 31, 2023	June 30, 2023
Gross carrying amount	$4,971	$4,902
Accumulated amortization	(2,227)	(1,879)
Net contract acquisition costs	$2,744	$3,023

Contract liabilities

Contract liabilities consist of deferred revenue. The following table presents the changes in the Company’s deferred revenue for the six months ended December 31, 2023:

Balance as of June 30, 2023	$7,023
Additional amounts deferred	84
Revenue recognized	(5,947)
Balance as of December 31, 2023	$1,160

3. Amortizable intangible assets

Finite-lived intangible assets consisted of the following as of December 31, 2023 and June 30, 2023:

	Gross Carrying Amount	Accumulated Amortization	Net Value
Capitalized course development costs	$13,417	$(8,747)	$4,670
Capitalized software and website development costs	6,545	(3,919)	2,626
Customer relationships	1,910	(1,300)	610
Trade names	205	(140)	65
Work in progress – course development	405	-	405
Balance as of December 31, 2023	$22,482	$(14,106)	$8,376

	Gross Carrying Amount	Accumulated Amortization	Net Value
Capitalized course development costs	$11,582	$(7,382)	$4,200
Capitalized software and website development costs	5,388	(3,238)	2,150
Customer relationships	1,910	(1,220)	690
Trade names	205	(131)	74
Work in progress – course development	475	-	475
Balance as of June 30, 2023	$19,560	$(11,971)	$7,589

The changes in the carrying amount of intangible assets were as follows:

Balance as of June 30, 2023	$7,589
Additions	2,741
Amortization during the year	(2,015)
Changes due to foreign currency fluctuations	61
Balance as of December 31, 2023	$8,376

4. Accrued liabilities

Accrued liabilities consisted of the following as of December 31, 2023 and June 30, 2023:

	December 31, 2023	June 30, 2023
Compensation	$5,965	$7,446
Direct marketing	2,672	4,304
Professional fees	1,687	550
Other	295	404
Total accrued liabilities	$10,619	$12,704

5. Deferred compensation liability

In conjunction with the Company’s IPO, the Legacy LTIP Cash Awards granted each eligible employee the right to receive a cash payment if the Company achieves certain market capitalization criteria within two years following the IPO, provided that the eligible employee remains in continuous employment with the Company on the payment date following the achievement of the applicable market capitalization criteria. The maximum contractual term of the liability award was $4,000.

In August 2022, the Board of Directors approved termination of the Legacy LTIP Cash Awards in exchange for the payment of an amount equal to 50% of the maximum award.

Subsequently, in September 2022, holders of the Legacy LTIP Cash Awards received a cash payment of $2,000. Accrued deferred compensation liability was $175 as of June 30, 2022.

Legacy LTIP Cash Awards expense was $1,825 for the six months ended December 31, 2022, and is recognized within salaries and wages in the condensed consolidated statement of operations and comprehensive loss.

6. Loss per share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is the same as basic loss per share for the six months ended December 31, 2023 and 2022 because the effects of potentially dilutive items were anti-dilutive, given the Company’s net loss. Accordingly, 4,894,462 options for CDIs and 10,578,569 RSUs have been excluded from the calculation of weighted average number of shares for the six months ended December 31, 2023. 6,158,314 options for CDIs, 680,514 CDI Rights and 5,651,208 RSUs have been excluded from the calculation of weighted average number of shares for the six months ended December 31, 2022.

The following table summarizes the loss per share for the six months ended December 31, 2023 and 2022:

	Six Months Ended December 31,
	2023	2022
Numerator:
Net loss	$(4,860)	$(13,514)
Numerator for basic loss per share	$(4,860)	$(13,514)

Denominator:
Denominator for basic loss per share – weighted average common shares	214,425,823	212,359,686
Effect of dilutive securities:
Options for CDIs	-	-
CDI Rights	-	-
RSUs	-	-
Denominator for diluted loss per share – weighted average common shares	214,425,823	212,359,686

Loss per share – Basic	$(0.02)	$(0.06)
Loss per share – Diluted	$(0.02)	$(0.06)

7. Stock-based compensation

The following table presents stock-based compensation expense recognized within salaries and wages in the condensed consolidated statement of operations and comprehensive loss for the six months ended December 31, 2023 and 2022:

	Six Months Ended December 31,
	2023	2022
CDIs	$160	$388
CDI Rights	-	587
Options	735	775
RSUs	524	133
Stock-based compensation	$1,419	$1,883

8. Subsequent events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the condensed consolidated financial statements through February 26, 2024, the date the condensed consolidated financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Keypath Education International, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Keypath Education International, Inc. and subsidiaries (the Company) as of June 30, 2023, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2023, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2023.

Chicago, Illinois
February 26, 2024

Keypath Education International, Inc.

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30,
	2023	2022	2021
ASSETS
Current Assets
Cash	$46,840	$58,810	$67,049
Restricted cash	-	369	402
Accounts receivable, net of allowance	10,947	16,522	19,674
Prepaid expenses and other current assets	2,232	2,516	2,539
Total Current Assets	60,019	78,217	89,664
Property and equipment, net	1,007	1,260	1,715
Operating leases right-of-use assets	392	1,090	1,502
Goodwill	8,754	8,754	8,754
Intangible assets, net	7,589	6,901	5,893
Contract acquisition costs	3,023	3,083	2,419
Deferred tax asset	1,103	1,507	2,535
Other assets	420	1,214	2,002
Total Assets	$82,307	$102,026	$114,484

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$6,991	$8,259	$4,280
Accrued liabilities	12,704	12,708	11,297
Deferred revenue	7,023	2,542	1,779
Income tax payable	508	773	1,076
Operating lease liabilities	553	871	1,421
Deferred compensation liability	-	175	1,754
Total Current Liabilities	27,779	25,328	21,607
Deferred tax liabilities	29	-	-
Long-term operating lease liabilities	440	440	604
Other liabilities	-	-	347
Total Liabilities	28,248	25,768	22,558

Stockholders’ Equity
Preferred shares (par value $0.01 per share, 500,000 shares authorized, zero issued and outstanding in 2023, 2022 and 2021)	-	-	-
Common stock (par value $0.01 per share, 500,000,000 shares authorized, 213,971,128 issued and outstanding in 2023 and 208,223,105 issued and outstanding in 2022 and 2021)	2,140	2,082	2,082
Additional paid-in capital	257,564	255,481	246,154
Accumulated deficit	(204,970)	(180,527)	(156,406)
Accumulated other comprehensive loss	(675)	(778)	96
Total Stockholders’ Equity	54,059	76,258	91,926
Total Liabilities and Stockholders’ Equity	$82,307	$102,026	$114,484

The accompanying notes are an integral part of these consolidated financial statements.

Keypath Education International, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands of U.S. dollars, except share and per share data)

	Years Ended June 30,
	2023	2022	2021
Revenue	$123,816	$118,314	$98,138
Operating expenses:
Salaries and wages	72,082	61,875	50,301
Direct marketing	47,719	46,724	33,245
General and administrative	17,529	17,498	14,797
Depreciation and amortization	5,369	4,741	4,064
Stock-based compensation	4,097	9,327	41,941
Total operating expenses	146,796	140,165	144,348
Operating loss	(22,980)	(21,851)	(46,210)
Other income (expense):
Interest expense	-	-	(2,346)
Loss on redemption of non-controlling interest	-	-	(27,667)
Other (expense) and income, net	(689)	(1,182)	154
Loss before income taxes	(23,669)	(23,033)	(76,069)
Income tax (expense) income	(774)	(1,088)	391
Net loss	(24,443)	(24,121)	(75,678)
Non-controlling interest redemption increment	-	-	(1,579)
Net loss attributable to Keypath Education International, Inc. stockholders	$(24,443)	$(24,121)	$(77,257)

Loss per share:
Net loss per common share, basic and diluted	$(0.11)	$(0.12)	$(0.53)
Weighted-average shares of common stock outstanding, basic and diluted	213,038,279	208,223,105	146,791,203

Comprehensive loss:
Net loss attributable to Keypath Education International, Inc. stockholders	$(24,443)	$(24,121)	$(77,257)
Foreign currency translation adjustment	103	(874)	605
Total comprehensive loss	$(24,340)	$(24,995)	$(76,652)

The accompanying notes are an integral part of these consolidated financial statements.

Keypath Education International, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(In thousands of U.S. dollars, except share data)

	Preferred Units		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balance as of July 1, 2020	16,100	$16,100	-	$-	$54,085	$(79,149)	$(509)	$(9,473)
Net loss	-	-	-	-	-	(77,257)	-	(77,257)
Currency translation adjustment	-	-	-	-	-	-	605	605
Conversion of preferred shares to common	(16,100)	(16,100)	16,100	-	16,100	-	-	-
Common control transaction	-	-	141,671,878	1,417	(19,739)	-	-	(18,322)
Proceeds of initial public offering, net of issuance and transaction costs	-	-	57,172,708	572	153,860	-	-	154,432
Stock-based compensation	-	-	9,362,419	93	41,848			41,941
Balance as of July 1, 2021	-	$-	208,223,105	$2,082	$246,154	$(156,406)	$96	$91,926
Net loss	-	-	-	-	-	(24,121)	-	(24,121)
Currency translation adjustment	-	-	-	-	-	-	(874)	(874)
Stock-based compensation	-	-	-	-	9,327	-	-	9,327
Balance as of June 30, 2022	-	$-	208,223,105	$2,082	$255,481	$(180,527)	$(778)	$76,258
Net loss	-	-	-	-	-	(24,443)	-	(24,443)
Currency translation adjustment	-	-	-	-	-	-	103	103
Stock-based compensation	-	-	-	-	4,097	-	-	4,097
CDI vesting, net of payments of taxes from withheld shares	-	-	6,817,565	68	(1,508)	-	-	(1,440)
Employee stock repurchases	-	-	(1,069,542)	(10)	(506)	-	-	(516)
Balance as of June 30, 2023	-	$-	213,971,128	$2,140	$257,564	$(204,970)	$(675)	$54,059

The accompanying notes are an integral part of these consolidated financial statements.

Keypath Education International, Inc.

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Years Ended June 30,
	2023	2022	2021
Operating activities:
Net loss	$(24,443)	$(24,121)	$(75,678)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	5,369	4,741	4,064
Stock-based compensation	4,097	9,327	41,941
Deferred compensation liability	1,825	(1,579)	1,754
Deferred income taxes	434	813	(670)
Loss on disposal of assets	802	-	-
Loss on redemption of non-controlling interest	-	-	27,667
Other, net	691	774	576
Changes in operating assets and liabilities:
Accounts receivable	4,956	2,658	(11,928)
Prepaids and other	597	(620)	(4,437)
Accounts payable and accrued liabilities	(3,288)	5,742	4,634
Deferred revenue	4,400	811	573
Income tax payable	(262)	(251)	280
Net cash from operating activities	(4,822)	(1,705)	(11,224)

Investing activities:
Capitalized software and website development costs	(4,649)	(4,315)	(3,108)
Purchases of property and equipment	(718)	(555)	(1,035)
Net cash from investing activities	(5,367)	(4,870)	(4,143)

Financing activities:
Payments of taxes from withheld shares	(1,440)	-	-
Employee stock repurchases	(516)	-	-
Repayments of long-term debt	-	-	(10,000)
Proceeds of initial public offering, net of issuance and transaction costs	-	-	154,432
Payments to redeemable non-controlling interests	-	-	(58,608)
Payments to non-participating security holders	-	-	(18,322)
Net cash from financing activities	(1,956)	-	67,502

Effect of exchange rate changes on cash and restricted cash	(194)	(1,697)	617
Net change in cash and restricted cash	(12,339)	(8,272)	52,752
Cash and restricted cash at beginning of year	59,179	67,451	14,699
Cash and restricted cash at end of year	$46,840	$59,179	$67,451

Supplemental cash flows information:
Income taxes paid	$474	$533	$-
Interest paid	$-	$-	$1,382

The accompanying notes are an integral part of these consolidated financial statements.

Keypath Education International, Inc.

Notes to the Consolidated Financial Statements

(In thousands of U.S. dollars, except share data and unless otherwise indicated)

1. Principal business activity and significant accounting policies

Description of business

Keypath Education International, Inc.’s (the “Company”) principal activity is online program management (“OPM”) primarily serving the postgraduate education market of traditional universities. The Company enables universities in Australia, the U.S., Canada, the U.K., Malaysia and Singapore to deliver technology-enabled online degrees and programs driven by market demand. Through end-to-end technology and data-driven service, the Company and its subsidiaries (the “Group”) partner with universities to design, launch, and grow online programs that deliver career-relevant skills to address global, social and economic challenges and prepare busy professionals for the future of work.

The suite of services the Company provides to its university partners includes program design and development, marketing, management, student recruitment, student support, clinical placement services and faculty recruitment. Additionally, we continue to develop and improve KeypathEDGE, which offers data-informed insights to improve the experiences of both universities and students. The Company enters into long-term contracts with universities and earns revenue through an agreed revenue share with the relevant university during the contracted term. Keypath has over 700 employees spanning five countries (U.S., Canada, U.K., Australia and Malaysia).

Initial public offering

The Company was incorporated in Delaware on March 11, 2021. Pursuant to a corporate reorganization, the Company acquired Keypath International Ltd. (“Keypath International”) immediately prior to, and in conjunction with, an initial public offering (“IPO”) of CHESS Depositary Interests (“CDIs”) over the Company’s common stock. The Company was admitted to the Official List of the Australian Securities Exchange (“ASX”) on June 1, 2021 (the “IPO date”). All common stock of the Company is represented by CDIs on a one-for-one ratio, which are tradable on ASX. Further information on the capital structure of the Company, including the financial effect of the IPO, is set out in Note 12.

Basis of presentation and principles of consolidation

The accompanying audited consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all intercompany accounts and transactions. The Company’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts are reported in U.S. dollars, unless otherwise noted.

Immaterial revisions to previously issued financial statements

In 2024, certain revisions were made to our consolidated financial statements for the fiscal years ended June 30, 2023, 2022 and 2021 that were previously included in the Company’s Appendix 4E filed with the ASX on August 27, 2023, August 28, 2022 and August 29, 2021, respectively.

Management has concluded that the revisions are not material to the previously issued consolidated financial statements but has revised them herein.

The tables below set forth the consolidated financial statements, including as reported, the impacts resulting from the revisions and the as revised balances, in each case, for the year ended June 30, 2021:

(In thousands of U.S. dollars)	Consolidated Balance Sheets
As of June 30, 2021	As Reported	Adjustment	As Revised
Accounts receivable, net of allowance	$19,384	$290	$19,674
Intangible assets, net	5,813	80	5,893
Contract acquisition costs	2,501	(82)	2,419
Other assets	2,246	(244)	2,002
Total Assets	114,440	44	114,484
Deferred compensation liability	3,187	(1,433)	1,754
Total Liabilities	23,991	(1,433)	22,558
Accumulated deficit	(157,883)	1,477	(156,406)
Total Stockholders’ Equity	90,449	1,477	91,926
Total Liabilities and Stockholders’ Equity	114,440	44	114,484

(In thousands of U.S. dollars)	Consolidated Statement of Operations and Comprehensive Loss
Year Ended June 30, 2021	As Reported	Adjustment	As Revised
Revenue	$98,092	$46	$98,138
Salaries and wages	51,644	(1,343)	50,301
Depreciation and amortization	4,152	(88)	4,064
Total operating expenses	145,779	(1,431)	144,348
Operating loss	(47,687)	1,477	(46,210)
Loss before income taxes	(77,546)	1,477	(76,069)
Net loss	(77,155)	1,477	(75,678)
Net loss attributable to Keypath Education International, Inc. shareholders	(78,734)	1,477	(77,257)
Loss per share:
Net loss per common share, basic and diluted	(0.54)	0.01	(0.53)
Comprehensive loss:
Total comprehensive loss	(78,129)	1,477	(76,652)

(In thousands of U.S. dollars)	Consolidated Statement of Cash Flows
Year Ended June 30, 2021	As Reported	Adjustment	As Revised
Net loss	$(77,155)	$1,477	$(75,678)
Depreciation and amortization	4,152	(88)	4,064
Deferred compensation liability	3,187	(1,433)	1,754
Accounts receivable	(11,638)	(290)	(11,928)
Prepaids and other	(4,771)	334	(4,437)
Net cash from operating activities	(11,224)	-	(11,224)

For 2021, these revisions relate to:

1)	a $46 understatement of revenue due to the timing of recognition of revenue related to a terminated contract and the appropriate recognition of the financing component associated with a related long-term receivable. As a result, accounts receivable was understated and other assets were overstated;
2)	a $1,433 overstatement of salaries and wages due to the revision in the accounting for Legacy Long-Term Incentive Plan Cash Award (“Legacy LTIP Cash Awards”). As a result, deferred compensation liability was overstated;
3)	a $90 understatement of sales commission expense and overstatement of capitalized and amortized sales commissions. As a result, contract acquisition costs were overstated; and
4)	a $88 overstatement of amortization resulting from the incorrect timing of when intangible assets became operational. As a result, intangible assets, net was understated.

The tables below set forth the consolidated financial statements, including as reported, the impacts resulting from the revisions and the as revised balances, in each case, for the year ended June 30, 2022:

(In thousands of U.S. dollars)	Consolidated Balance Sheets
As of June 30, 2022	As Reported	Adjustment	As Revised
Accounts receivable, net of allowance	$16,441	$81	$16,522
Intangible assets, net	6,678	223	6,901
Contract acquisition costs	3,256	(173)	3,083
Other assets	1,334	(120)	1,214
Total Assets	102,015	11	$102,026
Accrued liabilities	12,874	(166)	12,708
Deferred compensation liability	4,000	(3,825)	175
Total Liabilities	29,759	(3,991)	25,768
Additional paid-in capital	255,530	(49)	255,481
Accumulated deficit	(184,578)	4,051	(180,527)
Total Stockholders’ Equity	72,256	4,002	76,258
Total Liabilities and Stockholders’ Equity	102,015	11	102,026

(In thousands of U.S. dollars)	Consolidated Statement of Operations and Comprehensive Loss
Year Ended June 30, 2022	As Reported	Adjustment	As Revised
Revenue	$118,399	$(85)	$118,314
Salaries and wages	64,155	(2,280)	61,875
Direct marketing	47,056	(332)	46,724
General and administrative	17,332	166	17,498
Depreciation and amortization	4,905	(164)	4,741
Stock-based compensation	9,376	(49)	9,327
Total operating expenses	142,824	(2,659)	140,165
Operating loss	(24,425)	2,574	(21,851)
Loss before income taxes	(25,607)	2,574	(23,033)
Net loss	(26,695)	2,574	(24,121)
Loss per share:
Net loss per common share, basic and diluted	(0.13)	0.01	(0.12)
Comprehensive loss:
Total comprehensive loss	(27,569)	2,574	(24,995)

(In thousands of U.S. dollars)	Consolidated Statement of Cash Flows
Year Ended June 30, 2022	As Reported	Adjustment	As Revised
Net loss	$(26,695)	$2,574	$(24,121)
Depreciation and amortization	4,905	(164)	4,741
Stock-based compensation	9,376	(49)	9,327
Deferred compensation liability	813	(2,392)	(1,579)
Accounts receivable	2,449	209	2,658
Prepaids and other	(608)	(12)	(620)
Accounts payable and accrued liabilities	5,908	(166)	5,742
Net cash from operating activities	(1,705)	-	(1,705)

For 2022, these revisions relate to:

1)	a $85 overstatement of revenue due to the timing of recognition of revenue related to a terminated contract and the appropriate recognition of the financing component associated with a related long-term receivable. As a result, accounts receivable was understated and other assets were overstated;
2)	a $2,392 overstatement of salaries and wages due to the revision in the accounting for Legacy LTIP Cash Awards. As a result, deferred compensation liability was overstated;
3)	a $112 understatement of sales commission expense and overstatement of capitalized and amortized sales commissions. As a result, contract acquisition costs were overstated;
4)	a $332 overstatement of marketing expenses attributable to the timing of recognition. As a result, accrued liabilities were understated;
5)	a $166 understatement of general and administrative expenses attributable to the timing of recognition. As a result, accrued liabilities were understated;
6)	a $164 overstatement of amortization resulting from the incorrect timing of when intangible assets became operational. As a result, intangible assets, net was understated; and
7)	a $49 valuation revision in the expected term of the stock options issued during the year ended June 30, 2021, resulting in the overstatement of stock-based compensation and corresponding overstatement of additional paid-in capital.

The tables below set forth the consolidated financial statements, including as reported, the impacts resulting from the revisions and the as revised balances, in each case, for the year ended June 30, 2023:

(In thousands of U.S. dollars)	Consolidated Balance Sheets
As of June 30, 2023	As Reported	Adjustment	As Revised
Accounts receivable, net of allowance	$11,338	$(391)	$10,947
Contract acquisition costs	3,205	(182)	3,023
Total Assets	82,880	(573)	82,307
Additional paid-in capital	257,450	114	257,564
Accumulated deficit	(204,283)	(687)	(204,970)
Total Stockholders’ Equity	54,632	(573)	54,059
Total Liabilities and Stockholders’ Equity	82,880	(573)	82,307

(In thousands of U.S. dollars)	Consolidated Statement of Operations and Comprehensive Loss
Year Ended June 30, 2023	As Reported	Adjustment	As Revised
Revenue	$124,168	$(352)	$123,816
Salaries and wages	68,018	4,064	72,082
Direct marketing	47,387	332	47,719
General and administrative	17,695	(166)	17,529
Depreciation and amortization	5,178	191	5,369
Stock-based compensation	4,132	(35)	4,097
Total operating expenses	142,410	4,386	146,796
Operating loss	(18,242)	(4,738)	(22,980)
Loss before income taxes	(18,931)	(4,738)	(23,669)
Net loss	(19,705)	(4,738)	(24,443)
Loss per share:
Net loss per common share, basic and diluted	(0.09)	(0.02)	(0.11)
Comprehensive loss:
Total comprehensive loss	(19,602)	(4,738)	(24,340)

(In thousands of U.S. dollars)	Consolidated Statement of Cash Flows
Year Ended June 30, 2023	As Reported	Adjustment	As Revised
Net loss	$(19,705)	$(4,738)	$(24,443)
Depreciation and amortization	5,178	191	5,369
Stock-based compensation	4,132	(35)	4,097
Deferred compensation liability	(2,000)	3,825	1,825
Accounts receivable	4,484	472	4,956
Prepaids and other	344	253	597
Accounts payable and accrued liabilities	(3,122)	(166)	(3,288)
Net cash from operating activities	(4,624)	(198)	(4,822)
Employee stock repurchases	(714)	198	(516)
Net cash from financing activities	(2,154)	198	(1,956)

For 2023, these revisions relate to:

1)	a $352 overstatement of revenue due to the timing of recognition of revenue related to a terminated contract and the appropriate recognition of the financing component associated with a related long-term receivable. As a result, accounts receivable was overstated;
2)	a $3,825 understatement of salaries and wages due to the revision in the accounting for Legacy LTIP Cash Awards;
3)	a $198 understatement of salaries and wages from recording of a premium paid for CDIs. As a result, additional paid-in capital was understated;
4)	a $41 understatement of sales commission expense and overstatement of capitalized and amortized sales commissions. As a result, contract acquisition costs were overstated;
5)	a $332 understatement of marketing expenses attributable to the timing of recognition;
6)	a $166 overstatement of general and administrative expenses attributable to the timing of recognition;
7)	a $191 understatement of amortization resulting from the incorrect timing of when intangible assets became operational; and
8)	a $35 valuation revision in the expected term of the stock options issued during the year ended June 30, 2021, resulting in the overstatement of stock-based compensation and corresponding overstatement of additional paid-in capital.

Segment

The Company’s chief operating decision maker is its CEO, who reviews the financial results of the Company on an aggregate basis when making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one reportable segment, which is OPM.

While the Company operates in different geographies, the OPM business offered by the Company in each geography is fundamentally the same. The CEO evaluates revenue by geography as an important measure of operating performance and growth. However, the costs of the Company are assessed by the CEO on a consolidated basis as many costs are centralized on cross geographic boundaries, and accordingly any measure of profitability by geography is not considered meaningful.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. Estimates and assumptions are inherent in the analysis and the measurement of impairment of accounts receivable, the recoverability of long-lived assets, amortizable intangibles, goodwill, deferred tax assets, and stock-based compensation expense. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates. The Company evaluates its estimates and assumptions on an ongoing basis.

Revenue from contract with customers

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The transaction price is determined based on the consideration to which the Company expects to be entitled to in exchange for transferring services to the customer.

OPM services include market research, program development, academic services, marketing and recruitment, placement services, student services, faculty recruitment and course development to support online degree programs offered by universities. Our contractual fees are primarily comprised of a share of the tuition fees charged to students enrolled in program courses with our customers, who are university partners. The Company’s contracts with university partners typically have terms of seven to ten years and are non-cancellable unless there is a failure to enroll a minimum number of students in the program. The Company determined that OPM services constitute a single performance obligation, consisting of a distinct series of academic terms. This is because the obligations under the contracts consist of significantly integrated technology and services that university partners need to attract, enroll, educate and support students, which are not distinct within the context of the contracts. The single performance obligation is satisfied over time as the university partners receive and consume benefits, which occurs ratably over a series of academic terms. In this context, each academic term represents an individual item within each series. The amounts received from university partners over the term of the arrangement are variable in nature in that they are dependent upon the number of students that are enrolled in the program within each academic term. These amounts are allocated to and are recognized ratably over the related academic term, defined as the period beginning on the first day of classes through the last. Fees paid by customers, paid in advance, are deferred in the consolidated balance sheets and recognized as income as they are earned over the academic term to which they are allocated.

The Company does not disclose the value of unsatisfied performance obligations because the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a service to the academic term to which the variable consideration relates that forms part of a single performance obligation.

Concentration of credit risk

Financial Instruments: The Company’s financial instruments consist primarily of cash, accounts receivable, accounts payable and accrued expenses. The carrying values of cash, accounts receivable, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the relatively short-term maturity or variable pricing of these financial instruments.

Accounts Receivable: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. Concentration of credit risk with respect to trade receivables exists due to the size of the Company’s dependence on larger partners. The Company maintains allowances for potential credit losses. Concentration of credit risk with respect to trade receivables exists due to the size of the Company’s dependence on large partners.

As of June 30, 2023, 2022 and 2021, the Company’s top five customers comprised over 41.9%, 45.0% and 46.5%, respectively, of total revenue. During the years ended June 30, 2023, 2022 and 2021, the Company had sales to a single customer that accounted for 10.4%, 12.5% and 16.7% of our total revenue, respectively. As of June 30, 2023, 2022 and 2021, the Company did not have outstanding receivables from a single customer that accounted for greater than 10% of the Company’s revenue for the applicable fiscal year.

Foreign Currency Risk: The Company is exposed to foreign currency risk relating to transactions and assets denominated in a foreign currency. The Company does not currently use derivative instruments to manage its foreign currency risk.

Cash and restricted cash

Cash and restricted cash is stated at cost, which approximates fair value. Restricted cash is represented by a bank guarantee required on the Company’s office lease in Australia.

Accounts receivable and allowance for doubtful accounts

Accounts receivable includes trade accounts receivable, which is comprised of billed and unbilled revenue. The Company recognizes unbilled revenue when revenue recognition occurs in advance of billings because billings to university partners do not occur until after the academic term has commenced and final enrollment information is available. The carrying value of the Company’s receivables is presented net of an allowance for doubtful accounts. The Company estimates its allowance for doubtful accounts based on an evaluation of accounts receivable aging and, where applicable, specific reserves on a customer-by-customer basis. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.

Contract assets and liability

Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts in the period that the Company’s right to consideration is unconditional. Payment terms on invoiced amounts are typically 30 days. The timing of revenue recognition may differ from the timing of invoicing to customers. If revenue is recognized prior to the Company’s unconditional right to consideration, a contract asset is recorded.

The Company records a contract liability that represents the excess of amounts billed or received as compared to amounts recognized in revenue in the consolidated statements of operations and comprehensive loss as of the end of the reporting period, and such amounts are classified as deferred revenue in the consolidated balance sheets. The Company generally receives payments from university clients early in each academic term. These payments are recorded as deferred revenue until the services are delivered or until the Company’s obligations are otherwise met, at which time revenue is recognized.

Contract acquisition costs

Under ASC 606 and Subtopic 340-40, the “incremental costs of obtaining a contract with a customer” are to be capitalized as an asset if the Company expects to recover these costs. The Company has identified that sales commissions paid on the signing of a new partner and/or program have met this criterion as it relates directly to obtaining university partner degree program contracts and are not earned unless a contract is executed and the related programs launch. The capitalized commissions are amortized over the term of the contract life, which usually ranges from seven to ten years.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for purchases and improvements are capitalized. Depreciation is computed using straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	7 years
Computer hardware	3 years
Leasehold improvements	Duration of the lease or 7 years

Amortizable intangible assets

Intangible assets with a definite life are amortized over their useful lives using straight-line method.

In our consolidated balance sheets, intangible assets include:

Capitalized software and website development costs: The Company capitalizes costs to develop software for internal use incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Once an application has reached the development stage, qualifying internal and external costs are capitalized until the software feature is substantially complete and ready for its intended use. Capitalized qualifying costs are amortized on a straight-line basis when the software is ready for its intended use over the estimated useful life of the related asset, which is approximately three years. The Company evaluates the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Capitalized course development: Costs related to the development of online learning programs are capitalized and have useful lives of three years. These costs include instructional design, multimedia development and the uploading of course material. Applicable costs include direct third-party costs (such as specific contract labor, software and license purchases) as well as salaries and wages and other payroll-related costs of employees specifically involved in development of courses contracted with university partners.

Acquired intangible assets: Acquired intangible assets consist of customer relationships and trade names. These assets are capitalized and have useful lives of 12 years.

Evaluation of long-lived assets

The Company evaluates the recoverability of the carrying value of long-lived assets (property and equipment and amortizable intangible assets) whenever events or circumstances indicate the carrying amount may not be recoverable and changes are reflected prospectively as the asset is amortized over the revised remaining useful life.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level annually, as of April 1, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company determined that the business operations as a whole are represented by a single reporting unit, which is OPM. Therefore the Company’s impairment tests are based on a single operating segment and reporting unit structure.

When testing for goodwill impairment, the Company performs a qualitative assessment. Based on the results of this qualitative assessment, we determine if it is necessary to perform a quantitative goodwill impairment review. We review goodwill for impairment using a quantitative approach if we decide to bypass the qualitative assessment or determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value based on a qualitative assessment. Upon completion of a quantitative assessment, we may be required to recognize an impairment based on the difference between the carrying value and the fair value of the reporting unit.

Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit and may be based on the income approach (discounted cash flow method) or the market approach (guideline public company method).

In conducting the qualitative assessment, the Company performs an analysis on the conditions below as it relates to the business to determine if goodwill is impaired:

●	macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets;

●	industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development;

●	cost factors such as increases in labor, or other costs that have a negative effect on earnings and cash flows;

●	overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods, company valuation trend;

●	other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation; and

●	events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

After performing the qualitative assessment, as of April 1, 2023, the Company determined that goodwill was not impaired. As a result of the deterioration of the Company’s share price in Q4 FY23, a quantitative goodwill impairment review was performed as of June 30, 2023. No impairment was required to be recognized as the fair value of the reporting unit was determined to be greater than the carrying value.

Leases

For the Company’s operating leases, an assessment is performed to determine if an arrangement contains a lease at lease inception, which is generally when the Company takes possession of the asset. The Company records a lease liability and a corresponding right-of-use asset. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are calculated as the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company’s incremental borrowing rate based on relevant benchmark interest rates at the lease commencement, as the information necessary to determine the rate imputed in the lease is not readily available. Right-of-use assets represent the right to control the use of the leased asset during the lease and are initially recognized in an amount equal to the lease liability. In addition, prepaid rent, initial direct costs and adjustments for lease incentives are components of the right-of-use asset. The lease expense is recognized on a straight-line basis over the lease term.

The Company has elected, as an accounting policy for its leases of real estate, to account for lease and non-lease components in a contract as a single lease component. In addition, the recognition requirements are not applied to leases with a term of 12 months or less. Rather, the lease payments for short-term leases are recognized in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

The Company subleases office premises in Canada and Australia and has determined that these would classify as operating leases under ASC 842, Leases. In addition, the Company applies the short-term lease recognition exemption for leases in the U.S. and Malaysia with terms at commencement of not greater than 12 months. The Company does not have any financing leases.

Variable payments that depend on an index or a rate are initially measured using the index or rate at the lease commencement date. Such variable payments are included in the total lease payments when measuring the lease liability and right-of-use asset. The Company will only re-measure variable payments that depend on an index or a rate when the Company is re-measuring the lease liability due to any of the following occurring: (i) the lease is modified and the modification is not accounted for as a separate contract; (ii) a contingency, upon which some or all of the variable lease payments that will be paid over the remainder of the lease term are based, is resolved; (iii) there is a change in lease term; (iv) there is a change in the probability of exercising a purchase option or (v) there is a change in the amount probable of being owed under residual value guarantees. Until the lease liability is re-measured due to one of the aforementioned events, additional payments for an increase in the index or rate will be recognized in the period in which they are incurred. Variable payments that do not depend on an index or a rate are excluded from the measurement of the lease liability and recognized in the consolidated statements of operations and comprehensive loss in the period in which the obligation for those payments is incurred. The Company will re-measure its lease payments when the contingency underlying such variable payments is resolved such that some or all of the remaining payments become fixed.

Accrued liabilities

Liability is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Long service leave and annual leave (specific to Australia): The Company does not expect its long service leave or annual leave to settle wholly within 12 months for each reporting date but is recognized as a current liability when the Company does not have an unconditional right to defer settlement. The liability for long service leave and annual leave is recognized and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Expected future payments are discounted using market yields at the end of the reporting period of government bonds.

Involuntary termination benefits are accrued upon the commitment to a termination plan and when the benefit arrangement is communicated to affected employees, or when liabilities are determined to be probable and estimable, depending on the existence of a substantive plan for severance or termination.

Income taxes

The Company is a holding company for subsidiaries that are corporations or limited liability companies.

The consolidated financial statements reflect the tax cost or benefit of the results of its operations, and as such, the Company presents its income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenue.

The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.

The Company files income tax returns for itself and its subsidiaries in the U.S. federal jurisdiction, various U.S. states and foreign jurisdictions as required.

Fair value measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 inputs – unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

●	Level 2 inputs – other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

●	Level 3 inputs – unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. In these cases, the Company develops its own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

The carrying amounts of certain of the Company’s financial instruments, which include cash and restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued liabilities and other current liabilities approximate their fair values due to their short maturities.

Stock-based compensation

The Company accounts for stock-based compensation awards under ASC 718, Compensation – Stock Compensation, which requires measurement and recognition of compensation expense for all share-based payment awards based on the estimated fair value on the date of the grant.

Stock Options: Stock options are granted at exercise prices of not less than the fair market value of the Company’s common stock on the date of grant. Stock options are subject to service-based vesting conditions and may vest at various times from the date of the grant. Expense related to options with graded vesting is recognized using the straight-line method over the vesting period. Forfeitures are accounted for in the period in which they occur. See Note 13 for additional information.

Restricted Stock Units (“RSUs”): The fair value of each RSU granted is equal to the market price of the Company’s stock at the date of grant. The Company recognizes stock-based compensation expense on a straight-line basis over the awards’ requisite service period, generally the vesting period. Forfeitures are accounted for in the period in which they occur. See Note 13 for additional information.

Combination of entities under common control and comparative information

As stated above, the Company became the legal parent of the Group pursuant to a corporate reorganization for the year ended June 30, 2021. The Company has accounted for the capital reorganization at book value and on a retrospective basis, consistent with the guidance for combinations under common control provided under ASC 805, Business Combinations. On this basis, the consolidated financial statements for the Company will effectively reflect a continuation of the Keypath International consolidated financial statements accounted for using the continuity of interests method of accounting, where:

●	the consolidated assets and liabilities of the Company at the IPO date reflected the carrying values of the consolidated assets and liabilities acquired from Keypath International (rather than their fair values), and the results of the Company reflect the results of operations in a manner consistent with Keypath International’s historical financial reporting;

●	the accumulated losses and other reserves recognized in the consolidated financial statements of the Company will include the consolidated accumulated losses and other reserves acquired from Keypath International; and

●	the amount recognized as issued capital in the consolidated financial statements of the Company reflects the book value of the CDIs issued by the Company to effect its acquisition of Keypath International.

Foreign currency

The functional and reporting currency of the Company is the U.S. dollar. In accordance with ASC 830, Foreign Currency Matters, assets and liabilities of non-U.S. subsidiaries, whose functional currency is the local currency, are translated into U.S. dollars at exchange rates prevailing at the consolidated balance sheet date. Functional currencies of non-U.S. subsidiaries include Australian dollar, Canadian dollar, British Pound Sterling, Malaysian Ringgit and Singapore dollar. Revenue and expenses are translated at average exchange rates during the year. The net exchange differences resulting from these translations are reported in accumulated other comprehensive loss. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss.

Recent adopted accounting pronouncements

The Company adopted FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 attempts to simplify aspects of accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU was effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods within that fiscal year. The adoption of ASU 2019-12 did not have a material impact on the Company’s consolidated financial statements.

The Company adopted FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets held. This ASU was effective for financial statements issued for fiscal years beginning after December 15, 2019. The Company adopted this guidance effective June 30, 2020 and did not have a material impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segments Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC Topic 280, Segment Reporting (“ASC 280”). ASC 280 requires a public entity to report for each reportable segment a measure of segment profit or loss that its chief operating decision maker (“CODM”) uses to assess segment performance and to make decisions about resource allocations. ASU 2023-07 is intended to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply ASU 2023-07 retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently evaluating the impact of ASU 2023-07 on its future consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 addresses investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity should apply ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of ASU 2023-09 on its future consolidated financial statements and related disclosures.

2. Revenue

The following table presents revenue disaggregated by geographical regions for the years ended June 30, 2023, 2022 and 2021:

	2023	2022	2021
Americas & Europe	$67,871	$61,274	$48,419
APAC	55,945	57,040	49,719
Total revenue	$123,816	$118,314	$98,138

Our Americas & Europe region includes the U.S., Canada and the U.K. Our Asia-Pacific (“APAC”) region currently includes Australia, Malaysia and Singapore.

Contract Acquisition Costs

Contract acquisition costs, which consist of capitalized sales commissions, were $760, $1,274 and $725 for the years ended June 30, 2023, 2022 and 2021, respectively. Total amortization for the years ended June 30, 2023, 2022 and 2021 was $562, $505 and $418, respectively, and is recognized within general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Contract acquisition costs consisted of the following as of June 30, 2023, 2022 and 2021:

	2023	2022	2021
Gross carrying amount	$4,902	$4,765	$3,676
Accumulated amortization	(1,879)	(1,682)	(1,257)
Net contract acquisition costs	$3,023	$3,083	$2,419

During the year ended June 30, 2023, the Company assessed the carrying value of its capitalized sales commissions for potential write down, related to the restructuring of our Canadian and U.K. operations, and recognized a loss of $145.

Contract assets

The following table presents the Company’s contract assets as of June 30, 2023, 2022 and 2021, were classified as follows:

	2023	2022	2021
Accounts receivable, net of allowance	$480	$797	$423
Other assets	-	822	1,619
Total contract assets	$480	$1,619	$2,042

Contract liabilities

Contract liabilities consist of deferred revenue. The following table presents the changes in the Company’s deferred revenue for the years ended June 30, 2023, 2022 and 2021:

	Balance at Beginning of Period	Additional Amounts Deferred	Revenue Recognized	Balance at End of Period
2021	$1,168	$1,779	$(1,168)	$1,779
2022	$1,779	$2,542	$(1,779)	$2,542
2023	$2,542	$7,023	$(2,542)	$7,023

Allowance for Doubtful Accounts

The following table presents the changes in the Company’s allowance for doubtful accounts for the years ended June 30, 2023, 2022 and 2021:

	Balance at Beginning of Period	Charged to Expenses	Write-offs	Balance at End of Period
2021	$745	$(269)	$(33)	$443
2022	$443	$(45)	$(4)	$394
2023	$394	$181	$-	$575

3. Property and equipment

Property and equipment consisted of the following as of June 30, 2023, 2022 and 2021:

	2023	2022	2021
Computer equipment	$2,465	$2,218	$1,810
Leasehold improvements	591	1,295	1,330
Furniture and fixtures	249	512	495
Total	3,305	4,025	3,635
Less: accumulated depreciation	(2,298)	(2,765)	(1,920)
Property and equipment, net	$1,007	$1,260	$1,715

The changes in the carrying amount of property and equipment were as follows:

Balance as of July 1, 2020	$1,401
Additions	1,035
Depreciation during the year	(771)
Changes due to foreign currency fluctuations	50
Balance as of July 1, 2021	1,715
Additions	555
Depreciation during the year	(962)
Changes due to foreign currency fluctuations	(48)
Balance as of June 30, 2022	1,260
Additions	718
Depreciation during the year	(924)
Disposals	(24)
Changes due to foreign currency fluctuations	(23)
Balance as of June 30, 2023	$1,007

4. Amortizable intangible assets

Finite-lived intangible assets consisted of the following as of June 30, 2023, 2022 and 2021:

	Gross Carrying Amount	Accumulated Amortization	Net Value
Capitalized course development costs	$11,582	$(7,382)	$4,200
Capitalized software and website development costs	5,388	(3,238)	2,150
Customer relationships	1,910	(1,220)	690
Trade names	205	(131)	74
Work in progress – course development	475	-	475
Balance as of June 30, 2023	$19,560	$(11,971)	$7,589

	Gross Carrying Amount	Accumulated Amortization	Net Value
Capitalized course development costs	$10,288	$(6,406)	$3,882
Capitalized software and website development costs	4,043	(2,407)	1,636
Customer relationships	1,910	(1,061)	849
Trade names	205	(114)	91
Work in progress – course development	443		443
Balance as of June 30, 2022	$16,889	$(9,988)	$6,901

	Gross Carrying Amount	Accumulated Amortization	Net Value
Capitalized course development costs	$7,853	$(4,560)	$3,293
Capitalized software and website development costs	2,915	(1,807)	1,108
Customer relationships	1,910	(902)	1,008
Trade names	205	(97)	108
Work in progress – course development	376		376
Balance as of June 30, 2021	$13,259	$(7,366)	$5,893

The changes in the carrying amount of intangible assets were as follows:

Balance as of July 1, 2020	$5,609
Additions	3,108
Amortization during the year	(2,875)
Changes due to foreign currency fluctuations	51
Balance as of July 1, 2021	5,893
Additions	4,315
Amortization during the year	(3,148)
Changes due to foreign currency fluctuations	(159)
Balance as of June 30, 2022	6,901
Additions	4,649
Amortization during the year	(3,816)
Disposals	(84)
Changes due to foreign currency fluctuations	(61)
Balance as of June 30, 2023	$7,589

The estimated intangible assets amortization expense for each of the next five years ended June 30, is as follows:

2024	$3,546
2025	2,521
2026	1,266
2027	197
2028	59
$7,589

5. Leases

The Company holds operating subleases for its office premises in Canada and Australia. Non-cancellable operating subleases for office space expire in fiscal years through 2025 and require the Company to pay its pro rata portion of operating costs (property taxes, maintenance and insurance).

Total lease expense recorded for the years ended June 30, 2023, 2022 and 2021 was $1,105, $1,676 and $1,392, respectively, and is recognized within general and administrative expenses in the consolidated statements of operations and comprehensive loss. Included in the operating lease expense above are certain variable payments to common area maintenance and property taxes. Expenses for variable payments were $338, $448 and $397, respectively, for the years ended June 30, 2023, 2022 and 2021.

Short-term lease costs were $76 for the year ended June 30, 2023. There were no short-term leases costs for the years ended June 30, 2022 and 2021.

Information regarding operating lease terms and discount rates as of June 30, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Weighted average remaining lease term (years)	1.89	1.64	1.49
Weighted average discount rate	10%	10%	10%

Maturities of lease liabilities as of June 30, 2023 were as follows:

2024	$582
2025	361
2026	81
Total lease payments	1,024
Less: imputed interest	31
Total lease liability (short-term and long-term)	$993

Supplemental cash flow information related to operating leases were as follows for the years ended June 30, 2023, 2022 and 2021:

	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities	$1,150	$1,526	$1,284
Right-of-use assets obtained in exchange for operating lease obligations, net of lease incentives	$655	$711	$392

During the year ended June 30, 2023, the Company assessed the carrying value of its right-of-use asset for potential write down, driven by the decision to close the office in Canada, and recognized a loss of $487.

6. Accrued liabilities

Accrued liabilities consisted of the following as of June 30, 2023, 2022 and 2021:

	2023	2022	2021
Compensation	$7,446	$7,082	$6,404
Direct marketing	4,304	4,842	3,325
Professional fees	550	640	1,114
Other	404	144	454
Total accrued liabilities	$12,704	$12,708	$11,297

7. Deferred compensation liability

In conjunction with the Company’s IPO, the Legacy LTIP Cash Awards granted each eligible employee the right to receive a cash payment if the Company achieves certain market capitalization criteria within two years following the IPO, provided that the eligible employee remains in continuous employment with the Company on the payment date following the achievement of the applicable market capitalization criteria. The maximum contractual term of the liability award was $4,000.

The fair value of this award was determined using a Monte Carlo simulation model, which utilizes multiple input variables to estimate the probability of the company achieving the market condition discussed above. Key assumptions used in the valuation of the award as of June 2021 and as of June 2022 are presented below:

	2022	2021
Risk-free interest rate	2.3%	0.1%
Expected volatility	60.0%	50.0%
Dividend yield	0%	0%
Fair value of awards	$193	$3,200

In August 2022, the Board of Directors approved termination of the Legacy LTIP Cash Awards in exchange for the payment of an amount equal to 50% of the maximum award.

Subsequently, in September 2022, holders of the Legacy LTIP Cash Awards received a cash payment of $2,000. Accrued deferred compensation liability was $175 as of June 30, 2022.

Legacy LTIP Cash Awards expense recorded within salaries and wages in the consolidated statement of operations and comprehensive loss was $1,825, ($1,579) and $1,754 for the years ended June 30, 2023, 2022 and 2021, respectively.

8. Long-term debt

Long-term debt was $nil as of June 30, 2023, 2022 and 2021. At the IPO date, the Company repaid the $10,000 loan balance under the Venture Loan and Security Agreement with Horizon Technology Finance Corporation (Horizon).

For the year ended June 30, 2021, the Company recorded within interest expense in the consolidated statement of operations and comprehensive loss:

●	amortization of $103 in relation to the transaction costs,

●	a $862 non-cash write-off of unamortized balance of capitalized borrowing costs and the unwinding of the present value discount on the loan, and

●	$405 in early termination fees.

In connection with the Venture Loan and Security Agreement, the lender was issued warrants to purchase Series B preferred units in a subsidiary entity. The warrants were cash settled on the IPO date for an amount of $1,597. Further information is provided in Note 10.

9. Income taxes

The U.S. and foreign components of loss before income taxes for the years ended June 30, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
U.S.	$(21,769)	$(24,012)	$(79,196)
Foreign	(1,900)	979	3,127
Total	$(23,669)	$(23,033)	$(76,069)

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and foreign jurisdictions. Income tax expense for the years ended June 30, 2023, 2022 and 2021 includes these components:

	2023	2022	2021
Current
U.S. – federal	$233	$250	$-
U.S. – states and local	93	25	-
Foreign	14	-	279
Total current income tax expense	340	275	279
Deferred
U.S. – federal	-	-	-
U.S. – states and local	-	-	-
Foreign	434	813	(670)
Total deferred income tax expense (benefit)	434	813	(670)
Total income tax expense (benefit)	$774	$1,088	$(391)

A reconciliation of the Company’s income tax benefit at the statutory rate to the reported income tax expense for the years ended June 30, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Tax at statutory rate (21%)	$(4,970)	$(4,837)	$(15,975)
Withholding tax	198	250	279
Change in partnership investment	-	-	1,606
Provision to return	(95)	(305)	(109)
Change in valuation allowance	5,486	5,815	10,175
State income taxes	73	(513)	(2,777)
Earnings of foreign subsidiaries	92	629	1,196
Stock-based compensation	33	94	5,118
Non-deductible expenses and other	(43)	(45)	96
	$774	$1,088	$(391)

The components of current and deferred income taxes in the consolidated balance sheets as of June 30, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Income tax payable	$(508)	$(773)	$(1,076)
Deferred income tax asset	1,103	1,507	2,535
Deferred income tax liability	$(29)	$-	$-

The tax effects of temporary differences related to deferred taxes shown in the consolidated balance sheets as of June 30, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Deferred tax assets:
Allowance for doubtful accounts	$144	$98	$111
Accrued expenses and other	1,213	789	837
Stock-based compensation	6,142	6,302	4,380
Accrued compensation and related benefits	817	681	1,128
Property and equipment	8,188	8,710	12,649
Net operating losses	27,232	21,963	17,274
Other	1,558	1,531	592
Valuation allowance	(41,714)	(36,808)	(31,013)
Total deferred tax assets	3,580	3,266	5,958
Deferred tax liabilities:
Prepaid expenses and security deposits	27	84	564
Property and equipment	629	809	2,154
Accrued business commissions	1,850	866	678
Other	–	–	27
Total deferred tax liabilities	2,506	1,759	3,423
Net deferred tax asset	$1,074	$1,507	$2,535

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2023	2022	2021
Balance as of July 1	$467	$467	$467
Additions related to current year provisions	–	–	–
Balance as of June 30	$467	$467	$467

The Company had $467 of unrecognized tax benefits, including interest and penalties as of June 30, 2023, primarily relating to withholding taxes. During the year ended June 30, 2022, the Company filed a voluntary disclosure with the foreign jurisdiction along with payment for withholding taxes, interest and penalties. The Company has not received a final resolution on the matter. Based on the information currently available, we do not anticipate a significant change to our tax contingencies for these issues within the next 12 months. It is the Company’s policy to recognize interest and penalties related to income tax matters in income tax expense.

As of June 30, 2023, the Company has total net operating loss carry-forwards for income tax purposes of $117,498 comprised of $109,279 of federal net operating losses and $8,219 of foreign net operating losses. Federal net operating losses of $29,484 expire at various intervals between the years 2036 and 2038, while $79,795 have an unlimited life. Foreign net operating losses of $4,298 expire at various intervals between the years 2037 and 2043, while $3,921 have an unlimited life. The Company also has loss carry-forwards in certain U.S. states, which will expire over various periods based on individual state tax laws.

As of each reporting date, management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. As the Company has cumulative losses incurred over the three-year period ended June 30, 2023, a full valuation allowance has been recorded to offset its net deferred tax assets in the U.S., and certain foreign jurisdictions. We intend to continue maintaining a full valuation allowance on our deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. The Company recorded an increase to its valuation allowances in the years ended June 30, 2023 and 2022 of 4,177 and 6,346, respectively. The change in valuation allowances is due to increases in net operating losses and other deferred tax assets for which the Company is unable to support realization.

The Company’s foreign subsidiaries are subject to income tax in foreign jurisdictions. The Company’s undistributed earnings are permanently reinvested. Tax years 2020 through 2023 remain open to examination.

10. Redeemable non-controlling interests

All non-controlling interests were redeemed from the proceeds received from the IPO at or immediately after completion of the IPO.

The redemption of the non-controlling interests resulted from the following transactions during the year ended June 30, 2021:

●	The preferred units in Keypath Education Holdings, LLC (“KEH”) were redeemed for a cash payment of $19,136, with no gain or loss on redemption. The consolidated statement of operations and comprehensive loss included non-controlling redemption increment on these units of $995 for the period from July 1, 2020 to the date of redemption.

●	The preferred units in Keypath Education Intermediate Holdings, LLC (“KEIH”) were redeemed for a cash payment of $37,875. The consolidated statement of operations and comprehensive loss included non-controlling redemption increment on these units of $584 for the period from July 1, 2020 to the date of redemption, and a non-cash loss on redemption of $26,587, being the difference between the redemption amount and the carrying amount of these units at the date of redemption.

●	The warrants held by Horizon were redeemed for a cash payment of $1,597, giving rise to a non-cash loss on redemption included in the consolidated statement of operations and comprehensive loss of $1,080.

11. Loss per share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is the same as basic loss per share for the years ended June 30, 2023, 2022 and 2021 because the effects of potentially dilutive items were anti-dilutive, given the Company’s net loss. Accordingly:

●	5,361,556 options for CDIs have been excluded from the calculation of weighted average number of shares for the year ended June 30, 2023.

●	6,158,314 options for CDIs and 9,135,621 CDI Rights have been excluded from the calculation of weighted average number of shares for the year ended June 30, 2022.

●	5,996,151 options for CDIs and 9,235,539 CDI Rights have been excluded from the calculation of weighted average number of shares for the year ended June 30, 2021.

The following table summarizes the loss per share for the years ended June 30, 2023, 2022 and 2021:

	2023	2022	2021
Numerator:
Net loss	$(24,443)	$(24,121)	$(77,257)
Numerator for basic loss per share	$(24,443)	$(24,121)	$(77,257)

Denominator:
Denominator for basic loss per share – weighted average common shares	213,038,279	208,223,105	146,791,203
Effect of dilutive securities:
Options for CDIs	-	-	-
CDI Rights	-	-	-
RSUs	-	-	-
Denominator for diluted loss per share – weighted average common shares	213,038,279	208,223,105	146,791,203

Loss per share – Basic	$(0.11)	$(0.12)	$(0.53)
Loss per share – Diluted	$(0.11)	$(0.12)	$(0.53)

12. Equity

Pre-IPO transactions

Prior to the incorporation of the Company, the business of Keypath was conducted by KEH, a direct subsidiary of KEIH and an indirect subsidiary of Keypath International. The existing investors indirectly controlled Keypath International through their interests in AVI Mezz Co LP (“AVI Mezz”). AVI Mezz held all of the shares in Keypath International.

The Company was incorporated on March 11, 2021 in Delaware. Pursuant to a corporate reorganization, the Company acquired Keypath International immediately prior to, and in conjunction with, the IPO and became the legal parent of Keypath International and its controlled entities, which together comprise the consolidated group.

On July 1, 2021 as a part of an internal restructuring, two of Keypath’s wholly-owned subsidiaries KEIH and Keypath International merged with and into another Keypath wholly-owned subsidiary, KEH. The surviving entity, KEH, assumed all of KEIH’s and Keypath International’s assets, liabilities, rights and obligations. Given that all entities were and (where applicable) remain, wholly owned subsidiaries of the Company during the previous and current reporting period, there is no material change to the Company’s profit or loss arising from the mergers.

In connection with the IPO, the Company undertook the following restructuring transactions:

●	Conversion of preferred shares to ordinary shares – the existing preferred shares in Keypath International were converted into ordinary shares of Keypath International. This resulted in a decrease of preferred shares by $16,100 with a corresponding increase in ordinary shares.

●	Acquisition of Keypath International by the Company – Keypath International’s sole shareholder AVI Mezz Co LP (“AVI Mezz”) and AVI Holdings, LP, a shareholder in AVI Mezz (“AVI Holdings”) distributed ordinary shares in Keypath International to the existing investors in those entities that “exited” their interests in the Keypath business (non-participating security holders). Those non-participating security holders transferred their ordinary shares in Keypath International to the Company in exchange for an $18,322 cash payment, and AVI Mezz transferred its remaining ordinary shares in Keypath International in exchange for restricted stock in the Company to be held as CDIs, which resulted in the Company becoming the owner of the existing Group members. The restricted CDIs held by AVI Mezz will be released from voluntary escrow upon the announcement of the Company’s results for the year ended June 30, 2022. No compensation expense had been recognized on these plans prior to cancellation.

●	This transaction was accounted for as a combination under common control and resulted in the carrying amount of ordinary shares of Keypath International of $70,185 being replaced by $1,417, representing 141,687,978 CDIs issued by the Company to AVI Mezz.

●	Termination of the existing restricted units (“RU”)/options plan and the existing performance awards plan – in conjunction with the IPO, the existing RU/options plan operated by KEH (Keypath Education Holdings LLC 2017 Equity Incentive Plan) and the existing performance awards plan operated by KEH (Keypath Education Holdings, LLC 2017 Incentive Plan) were terminated and replaced by obligations (certain of which were conditional and certain of which were unconditional) on the Company to provide CDIs in relation to the restricted units, CDI Rights in relation to the options and the Legacy LTIP Cash Awards in relation to the performance awards. See Note 7 in relation to the Legacy LTIP Cash Awards and Note 13 in relation to the CDI Rights.

Initial Public Offering

The Company was admitted to the Official List of ASX on June 1, 2021. The initial public offering of CDIs over shares of common stock (one CDI equivalent to one common share) were offered at an issue price of A$3.71 (approximately $2.87) per CDI to raise $163,961. Total cost of the IPO incurred during the year ended June 30, 2021 totaled $9,529, resulting in overall net proceeds of $154,432, of which $58,608 was used to pay-out non-controlling interests, $18,322 to pay the non-participating security holders and $10,000 to repay the outstanding loan.

Information in relation to the payments made to redeem the non-controlling interests is set out in Note 10. Payments made to non-participating security holders represent payments made to shareholders in Keypath International that exchanged their equity holdings for notes payable in cash by the Company on the IPO date.

Common and Preferred Stock

The total number of shares of all classes of capital stock that the Company is authorized to issue is 500,500,000, of which 500,000,000 are shares of common stock having a par value of $0.01 per share and 500,000 are preferred stock having a par value of $0.01 per share.

As of June 30, 2023, the Company had issued 213,971,128 shares of common stock on a 1:1 ratio to CDIs as follows:

	Number of Shares	Common Stock
CDIs	209,289,918	$2,093
CDIs held in escrow	4,681,210	47
	213,971,128	$2,140

As of June 30, 2023, no preferred stock was issued.

13. Stock-based compensation

The Company adopted the 2021 Equity Incentive Plan with effect from May 2021 that provides the framework under which individual grants of equity-based awards may be made to directors and employees of the Company. The number of shares issuable under the 2021 Equity Incentive Plan is not limited by the plan.

The following types of awards may be granted:

●	options to subscribe for CDIs (“Options”);

●	rights to be paid a cash amount determined by the price of CDIs at a specified time or the movement in price over a period of time (“Stock Appreciation Rights”);

●	ability to subscribe for CDIs that are subject to restrictions, including on transfer, until specified conditions are satisfied (“Restricted Stock”);

●	rights to receive CDIs or cash that are subject to restrictions, including on transfer, until specified conditions are satisfied (“Restricted Stock Units” or “RSUs”); or

●	rights to receive CDIs, which may be based on specified conditions (“Stock Bonus Awards”).

Options

All Options granted to date vest after a period of three years and expire on the sixth anniversary of the grand date. Each Option entitles the holder to one CDI on exercise of the Option.

The following tables summarizes the Options issued, outstanding and exercisable as of June 30, 2023, 2022 and 2021:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life Years	Total Aggregate Intrinsic Value
Outstanding as of July 1, 2022	6,158,314	$2.58
Granted	-	-
Forfeited	(796,758)	2.16
Outstanding as of June 30, 2023	5,361,556	$2.64	4.0	$-
Exercisable as of June 30, 2023	-	-	-	-

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life Years	Total Aggregate Intrinsic Value
Outstanding as of July 1, 2021	5,996,151	$2.69
Granted	715,259	1.71
Forfeited	(553,096)	2.69
Outstanding as of June 30, 2022	6,158,314	$2.58	5.1	$-
Exercisable as of June 30, 2022	-	-	-	-

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life Years	Total Aggregate Intrinsic Value
Outstanding as of July 1, 2020	-	$-
Granted	5,996,151	2.69
Outstanding as of June 30, 2021	5,996,151	$2.69	5.9	$-
Exercisable as of June 30, 2021	-	-	-	-

During the years ended June 30, 2023, 2022 and 2021, no Options had vested and accordingly, no Options were exercised into shares of Common Stock.

At June 30, 2023, there was $1,890 of total unrecognized compensation expense related to stock options, which is expected to be recognized over a weighted average period of 1.0 year.

The Company estimates the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The Black-Scholes model considers various assumptions, such as:

Risk-free interest rate – We use Australia Sovereign Curvet for our risk-free interest rate that corresponds with the expected term.

Expected term – We determine the expected term based on the average period the stock-based awards are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected volatility – Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the awards.

Dividend yield – We assume a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

The assumptions used in estimating the fair value of options granted during the years ended June 30, 2022 and 2021 under Black-Sholes method include:

	2022	2021
Risk-free interest rate	0.3%-3.1%	0.3%
Expected term (in years)	4.5	4.5
Expected volatility	45%-65%	45.0%
Dividend yield	0%	0%
Weighted average grant date fair values (per share)	$0.77	$1.14

There were no stock options granted in the year ended June 30, 2023.

RSUs

In November 2022, the Board of Directors of Keypath approved the issuance of RSUs to certain employees and Executive Leadership Team (“ELT”) members granted under the 2021 Equity Incentive Plan. There are two plans under the RSU award agreement:

●	Long-Term Equity (“LTE”) Plan – to ELT and certain employees

●	Long-Term Incentive (“LTI”) Plan – to ELT

Each RSU entitles the holder to one CDI upon vesting.

RSUs under the LTE Plan vest in equal, annual installments over a three-year period (a “tranche”) on September 1, 2023, September 1, 2024 and September 1, 2025, in each case, if the participant is continuously employed by, or maintains a service relationship with, the Company or any Affiliate through the applicable vesting date.

RSUs under the LTI Plan vest on September 1, 2025 (cliff vesting period of three years), if the participant is continuously employed by, or maintains a service relationship with, the Company or any affiliate through such date.

The following tables summarizes the RSUs outstanding and exercisable as of June 30, 2023:

	Number of Units	Weighted Average Grant Date Fair Value
Non-vested as of July 1, 2022	-	$-
Granted	5,651,208	0.49
Forfeited	(239,037)	0.49
Non-vested as of June 30, 2023	5,412,171	$0.49

At June 30, 2023, there was $1,763 of total unrecognized compensation expense related to the unvested RSUs, which is expected to be recognized over a weighted average period of 2.0 years.

CDIs

Steve Fireng, our Global Chief Executive Officer and Executive Director, held 7,000 restricted units in KEH prior to the IPO. He was the sole holder of these units. On the IPO date, these restricted units were cancelled. In their place, the Company granted Mr. Fireng 9,362,419 CDIs. A portion of these CDIs, amounting to 1,129,846, are subject to forfeiture. This portion corresponds to 1,000 unvested units in KEH as of the IPO date and are governed by the original vesting schedule set to continue periodically until October 2024. The rest of the CDIs, totaling 8,232,573, were given to Mr. Fireng in exchange for the restricted units and represented 6,000 vested restricted units in KEH as of the IPO date.

The CDIs held by Mr. Fireng are subject to voluntary escrow and will be released from escrow in the following tranches: 50% released upon the announcement of the Company’s results for the year ending June 30, 2022, 25% released upon the announcement of the Company’s results for the year ending June 30, 2023 and 25% released upon the announcement of the Company’s results for the year ending June 30, 2024, as per below:

Number of CDIs
Released at June 30, 2022	4,681,209
Expected to be released following the reporting of the financials for the 2023 fiscal year	2,340,605
Expected to be released following the reporting of the financials for the 2024 fiscal year	2,340,605
9,362,419

CDI Rights

Prior to the IPO, certain employees and former directors had been granted 6,850 unit options in KEH. Prior to the IPO date, no unit options had been exercised and no stock-based compensation expense was recognized. These unit options were cancelled on the IPO date in consideration for the granting by the Company of 9,235,539 CDI Rights.

On the IPO date, 6,381,565 CDI Rights (representing 4,654 unit options) were vested, with the remainder vesting according to the original monthly vesting schedule that applied to the options. CDI Rights automatically converted to CDIs on specific conversion dates as follows:

●	CDI Rights vested as of the IPO date automatically converted into CDIs upon the announcement of the Company’s results for the year ended June 30, 2022. As these CDI Rights represent “vested” interests of a holder, CDIs in respect of these CDI Rights were issued to that holder irrespective of whether the holder remained employed by the Company or a Group member on the results announcement date.

●	CDI Rights that were unvested on the IPO date, followed the original monthly vesting schedule of the unvested unit options that they replaced. For the CDI Rights that vested after the IPO date and before the date of the announcement of the Company’s results for the year ended June 30, 2022, these CDI Rights automatically converted into CDIs on the results announcement date.

●	For the CDI Rights that were unvested following the date of the announcement of the Company’s results for the year ended June 30, 2022, those CDI Rights vested on a monthly basis and automatically converted into CDIs on a monthly basis until the second anniversary of the IPO date, at which time any remaining CDI Rights automatically converted into CDIs. The vesting and delivery of CDI Rights unvested at the IPO was subject to the relevant holder remaining an employee until the relevant vesting date (for example, if a holder of CDI Rights ceased employment, all of their CDI Rights which had not vested and converted into CDIs lapsed).

9,235,539 CDIs Rights granted in 2021 were assigned a weighted average fair value of $2.61 per share, for a total intrinsic value of approximately $24.1 million. The tables below set out the timing of conversion of CDI Rights to CDIs (1:1):

Number of CDIs
Non-vested as of July 1, 2022	1,076,273
Vested	(1,009,732)
Forfeited	(66,541)
Non-vested as of June 30, 2023	-

Number of CDIs
Non-vested as of July 1, 2021	2,632,144
Vested	(1,524,372)
Forfeited	(31,499)
Non-vested as of June 30, 2022	1,076,273

Number of CDIs
Non-vested as of July 1, 2020	-
Granted	9,235,539
Vested	(6,534,973)
Forfeited	(68,422)
Non-vested as of June 30, 2021	2,632,144

The Company used the Finnerty model to estimate Discounts for Lack of Marketability. This was due to the fact that options were issued as a right to a CDI and could not be exercised for a certain period until the Company issues the CDI’s. The Company considered the following assumptions within the model:

Expected term – We determine the expected term based on the lock-up period of the CDI Rights.

Expected volatility – Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the awards.

Dividend yield – We assume a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

The assumptions used in estimating the fair value of CDI Rights granted during the years ended June 30, 2021 include:

2021
Illiquidity discount rate	7.0% - 10.0%
Expected term (in years)	0.5 – 1.0
Expected volatility	45.0%
Dividend yield	0%

Stock-based compensation expense

The following table presents stock-based compensation expense recognized within salaries and wages in the consolidated statement of operations and comprehensive loss for the years ended June 30, 2023, 2022 and 2021:

	2023	2022	2021
CDIs	$647	$2,019	$23,926
CDI Rights	819	5,221	17,819
Options	1,736	2,087	196
RSUs	895	-	-
Stock-based compensation	$4,097	$9,327	$41,941

14. Employee retirement plans

The Company has a 401(k) defined contribution retirement savings plan offered to all U.S. employees, a similar registered retirement savings plan match plan offered to all Canadian employees and a U.K. pension plan offered to all U.K. employees. Employees can elect to contribute up to the maximum allowable contribution, and the Company will match the employee’s contribution equal to 100% of salary deferrals that do not exceed 3% of compensation plus 50% of salary deferrals between 3% and 5% of compensation for both the U.S. and Canadian plans. The U.K. plan match is a set employee contribution of 5% matched 80% by the employer.

During the years ended June 30, 2023, 2022 and 2021, the Company contributions were $1,222, $1,074 and $787, respectively, for the U.S. plan, $123, $141 and $106, respectively, for the Canadian plan, and $35, $39 and $42, respectively, for the U.K. plan.

In Australia, pension (superannuation) contributions are made in accordance with Australian statutory mandated rates, which was 10% of an employee’s gross salary or wage for the years ended June 30, 2022 and 2021, increasing to 10.5% for the year ended June 30, 2023, subject to set limits over certain salary thresholds. Employees may contribute to any plan operated by registered superannuation funds of their choice. During the years ended June 30, 2023, 2022 and 2021, the Company’s superannuation contributions expense for Australian employees was $1,769, $1,617 and $1,277, respectively.

15. Commitments and contingencies

The Company is not aware of any pending or threatened legal proceedings that individually or in the aggregate would have a material adverse effect on the Company’s business, operating results, or financial conditions. The Company may in the future be party to litigation arising in the ordinary course of business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provides for the potential of indemnification obligations. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company but have not yet been made. To date, the Company has not paid any claims or been required to defend any actions related to its indemnification obligations; however, the Company may record charges in the future as a result of these indemnification obligations. In addition, the Company has indemnification agreements with its directors and certain executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service with the Company. The terms of such obligations may vary.

16. Subsequent events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements through February 26, 2024, the date the consolidated financial statements were available to be issued.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYPATH EDUCATION INTERNATIONAL, INC.

By:	/s/ Steve Fireng
Steve Fireng
Global Chief Executive Officer

Date:	February 26, 2024